INDEX TO FINANCIAL STATEMENTS
Financial Statements of Telesat Canada
Unaudited condensed interim consolidated financial statements as at September 30, 2021, and for the three- and nine-month periods ended September 30, 2021 and 2020.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME For the periods ended September 30	F-3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME For the periods ended September 30	F-4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	F-5
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	F-6
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS for the nine months ended September 30	F-7
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2021	F-8
Consolidated financial statements as at December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020.
Financial Statements of Telesat Corporation
Balance sheet as at September 30, 2021 and December 31, 2020.
UNAUDITED BALANCE SHEETS as at September 30, 2021 and December 31, 2020	F-76
NOTES TO THE UNAUDITED BALANCE SHEETS	F-77
Balance sheet as at December 31, 2020.
Financial Statements of Telesat Partnership
Consolidated Balance sheet as at September 30, 2021 and December 31, 2020.
UNAUDITED CONSOLIDATED BALANCE SHEETS as at September 30, 2021 and December 31, 2020	F-83
NOTES TO THE UNAUDITED CONSOLIDATED BALANCE SHEETS September 30, 2021	F-84
Consolidated Balance Sheet as at December 31, 2020.

Financial Statements of Loral
Unaudited condensed interim consolidated financial statements as of September 30, 2021, and for the three- and nine-month periods ended September 30, 2021 and 2020.
Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2020 and 2019	F-130
Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31 2019 and 2018	F-147
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-163
Consolidated financial statements as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020.
Consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019.

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of (Loss) Income
For the periods ended September 30
		Three months		Nine months
(in thousands of Canadian dollars)	Notes	2021	2020	2021	2020
Revenue	5	$192,335	$202,053	$570,715	$618,560
Operating expenses	6	(49,691)	(42,185)	(146,921)	(133,712)
Depreciation		(50,663)	(55,597)	(153,402)	(166,819)
Amortization		(3,988)	(4,289)	(12,051)	(12,906)
Other operating losses, net		(30)	(34)	(777)	(246)
Operating income		87,963	99,948	257,564	304,877
Interest expense	7	(50,691)	(50,116)	(139,153)	(155,917)
Interest and other income		1,013	875	2,786	6,667
Gain (loss) on changes in fair value of financial instruments		971	5,715	(20,357)	(38,884)
(Loss) gain on foreign exchange		(68,411)	66,334	7,343	(99,088)
(Loss) income before tax		(29,155)	122,756	108,183	17,655
Tax expense	8	(12,764)	(15,736)	(47,591)	(27,100)
Net (loss) income		$(41,919)	$107,020	$60,592	$(9,445)
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss) Income
For the periods ended September 30
	Three months		Nine months
(in thousands of Canadian dollars)	2021	2020	2021	2020
Net (loss) income	$(41,919)	$107,020	$60,592	$(9,445)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	29,235	(26,745)	(1,816)	24,181
Other comprehensive income (loss)	29,235	(26,745)	(1,816)	24,181
Total comprehensive (loss) income	$(12,684)	$80,275	$58,776	$14,736
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars)	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2020	$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Net loss	—	—	—	(9,445)	—	—	—	(9,445)
Other comprehensive income, net of tax of $nil	—	—	—	—	—	24,181	24,181	24,181
Share-based compensation	—	—	—	—	7,160	—	7,160	7,160
Balance as at September 30, 2020	$26,580	$128,315	$154,895	$1,021,610	$82,037	$8,679	$90,716	$1,267,221
Balance as at October 1, 2020	$26,580	$128,315	$154,895	$1,021,610	$82,037	$8,679	$90,716	$1,267,221
Net income	—	—	—	255,023	—	—	—	255,023
Issuance of share capital on settlement of restricted share units	—	803	803	—	(1,729)	—	(1,729)	(926)
Other comprehensive loss, net of tax recovery of $3,584	—	—	—	(10,109)	—	(56,603)	(56,603)	(66,712)
Share-based compensation	—	—	—	—	5,340	—	5,340	5,340
Dividends declared on Director Voting Preferred Shares	—	—	—	(10)	—	—	—	(10)
Balance as at December 31, 2020	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936
Balance as at January 1, 2021	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936
Net income	—	—	—	60,592	—	—	—	60,592
Issuance of share capital on exercise of stock options	—	16	16	—	—	—	—	16
Other comprehensive loss, net of tax of $nil	—	—	—	—	—	(1,816)	(1,816)	(1,816)
Share-based compensation	—	—	—	—	33,758	—	33,758	33,758
Balance as at September 30, 2021	$26,580	$129,134	$155,714	$1,327,106	$119,406	$(49,740)	$69,666	$1,552,486
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of Canadian dollars)	Notes	September 30, 2021	December 31, 2020
Assets
Cash and cash equivalents		$1,558,638	$818,378
Trade and other receivables		55,985	51,928
Other current financial assets		474	448
Prepaid expenses and other current assets		38,103	22,861
Total current assets		1,653,200	893,615
Satellites, property and other equipment	5,9	1,286,390	1,318,526
Deferred tax assets		62,523	79,912
Other long-term financial assets		16,918	53,425
Other long-term assets	5	13,410	9,922
Intangible assets	5	766,031	779,190
Goodwill		2,446,603	2,446,603
Total assets		$6,245,075	$5,581,193
Liabilities
Trade and other payables		$33,508	$30,091
Other current financial liabilities		63,433	35,880
Other current liabilities		91,294	96,155
Total current liabilities		188,235	162,126
Long-term indebtedness	11	3,805,313	3,187,152
Deferred tax liabilities		290,282	325,893
Other long-term financial liabilities		25,172	35,499
Other long-term liabilities		383,587	410,587
Total liabilities		4,692,589	4,121,257
Shareholders’ Equity
Share capital	12	155,714	155,698
Accumulated earnings		1,327,106	1,266,514
Reserves		69,666	37,724
Total shareholders’ equity		1,552,486	1,459,936
Total liabilities and shareholders’ equity		$6,245,075	$5,581,193
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30
(in thousands of Canadian dollars)	Notes	2021	2020
Cash flows generated from operating activities
Net income (loss)		$60,592	$(9,445)
Adjustments to reconcile net income (loss) to cash flows generated from operating activities
Depreciation		153,402	166,819
Amortization		12,051	12,906
Tax expense		47,591	27,100
Interest expense		139,153	155,917
Interest income		(3,197)	(6,761)
(Gain) loss on foreign exchange		(7,343)	99,088
Loss on changes in fair value of financial instruments		20,357	38,884
Share-based compensation		33,758	7,160
Loss on disposal of assets		777	246
Other		(45,397)	(45,474)
Income taxes paid, net of income taxes received	17	(71,644)	(35,221)
Interest paid, net of interest received	17	(87,213)	(120,576)
Operating assets and liabilities	17	(2,753)	9,046
Net cash generated from operating activities		250,134	299,689
Cash flows used in investing activities
Purchases for satellite programs		(97,131)	(64,810)
Purchase of property and other equipment		(27,202)	(13,235)
Purchase of intangible assets		—	(30)
Net cash used in investing activities		(124,333)	(78,075)
Cash flows generated from (used in) financing activities
Proceeds from indebtedness	17	619,900	—
Repayment of indebtedness	17	—	(19,197)
Payment of debt issue costs	17	(6,834)	—
Payments of principal on lease liabilities	17	(1,780)	(1,215)
Satellite performance incentive payments	17	(5,092)	(6,877)
Proceeds from exercise of stock options	16	—
Government grant received		—	6,120
Net cash generated from (used in) financing activities		606,210	(21,169)
Effect of changes in exchange rates on cash and cash equivalents		8,249	14,648
Increase in cash and cash equivalents		740,260	215,093
Cash and cash equivalents, beginning of period		818,378	1,027,222
Cash and cash equivalents, end of period		$1,558,638	$1,242,315
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)
1.   BACKGROUND OF THE COMPANY
Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on ViaSat-1.
The Company has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience.
As at September 30, 2021, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.
Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat Canada.
On November 4, 2021, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.
2.   BASIS OF PRESENTATION
Statement of Compliance
The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).
The financial statements should be read in conjunction with the December 31, 2020 consolidated financial statements of Telesat Canada. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2020. The results of operations for the three and nine months ended September 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for a full fiscal year.
Basis of Consolidation
Subsidiaries
These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.
Joint arrangements
A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.
3.   CHANGES IN ACCOUNTING POLICIES
Interest rate benchmark reform — Phase 2
The Company has adopted Interest rate benchmark reform — Phase 2 (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosure, IFRS 4, Insurance Contracts and IFRS 16, Leases). The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates. As a result of the Phase 2 amendments relief, changes to contractual cash flows as a direct consequence of IBOR reform will not result in an immediate gain or loss in the statement of income.
Interest rates on certain indebtedness of the Company are determined by reference to benchmark rates. Similarly, benchmark rates are used in the calculation of the fair value of certain financial assets and liabilities. As none of the benchmark interest rates used by the Company have yet been transitioned to an alternative benchmark rate, there is no impact on its financial statements.
The Company has determined that the largest impact of the alternative benchmark rates will be relating to the Term Loan B Facility and the interest rate swaps.
The risks identified are not expected to cause any major changes in the Company’s risk management strategy.
4.   SIGNIFICANT ACCOUNTING POLICIES
Future Changes in Accounting Policies
Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.
The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.
The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted.
The changes will only impact the level of disclosures within the Company’s financial statements.
The Company is currently evaluating the impact of the amendment.
Amendments to IAS 12
In May 2021, the IASB issued amendments to IAS 12, Income Taxes.
In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.
There will be no impact on its consolidated financial statements as a result of the amendments.
There are no other new and amended standards determined to be applicable to Telesat.
5.   SEGMENT INFORMATION
Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.
The Company derives revenue from the following services:
•
Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

•
Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

•
Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Broadcast	$97,408	$103,221	$293,229	$309,773
Enterprise	91,126	93,487	267,675	293,634
Consulting and other	3,801	5,345	9,811	15,153
Revenue	$192,335	$202,053	$570,715	$618,560
Equipment sales included within the various services were as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Broadcast	$52	$704	$67	$704
Enterprise	1,337	668	8,552	7,775
Total equipment sales	$1,389	$1,372	$8,619	$8,479
Geographic Information
Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Canada	$78,589	$89,625	$249,032	$270,062
United States	77,856	76,767	217,277	233,543
Latin America & Caribbean	13,242	15,006	41,921	49,236
Europe, Middle East & Africa	14,279	10,522	32,823	34,284
Asia & Australia	8,369	10,133	29,662	31,435
Revenue	$192,335	$202,053	$570,715	$618,560

For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows:
As at,	September 30, 2021	December 31, 2020
Canada	$651,269	$624,303
Europe, Middle East & Africa	576,195	619,959
United States	56,356	71,659
All others	2,570	2,605
Satellites, property and other equipment	$1,286,390	$1,318,526
As at,	September 30, 2021	December 31, 2020
Canada	$708,440	$718,880
United States	6,111	38,448
Latin America & Caribbean	38,204	15,114
All others	13,276	6,748
Intangible assets	$766,031	$779,190
Other long-term assets by geographic regions were allocated as follows:
As at,	September 30, 2021	December 31, 2020
Canada	$13,090	$9,470
Europe, Middle East & Africa	320	452
Other long-term assets	$13,410	$9,922
Goodwill was not allocated to geographic regions.
Major Customers
For the three and nine months ended September 30, 2021 and 2020, there were two significant customers each representing more than 10% of consolidated revenue.
6.   OPERATING EXPENSES
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Compensation and employee benefits(a)	$28,421	$20,520	$88,699	$63,983
Other operating expenses(b)	13,766	14,674	36,034	47,032
Cost of sales(c)	7,504	6,991	22,188	22,697
Operating expenses	$49,691	$42,185	$146,921	$133,712

(a)
Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)
Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and nine months ended September 30, 2021 included $0.2 million and $1.7 million, respectively (three and nine months ended September 30, 2020 — $0.4 million and $1.4 million, respectively), of leases not capitalized due to exemptions and variable lease payments not included in the measurement of lease liabilities.

(c)
Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7.   INTEREST EXPENSE
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest on indebtedness	$41,179	$37,777	$110,356	$127,004
Interest on derivative instruments	3,587	5,498	10,627	7,841
Interest on satellite performance incentive payments	557	714	1,719	2,262
Interest on significant financing component	4,669	5,544	14,348	17,022
Interest on employee benefit plans	323	260	971	781
Interest on leases	376	323	1,132	1,007
Interest expense	$50,691	$50,116	$139,153	$155,917
8.   INCOME TAXES
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Current tax expense	$23,253	$23,354	$64,906	$51,612
Deferred tax recovery	(10,489)	(7,618)	(17,315)	(24,512)
Tax expense	$12,764	$15,736	$47,591	$27,100
A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Income (loss) before tax	$(29,155)	$122,756	$108,183	$17,655
Multiplied by the statutory income tax rates	26.46%	26.49%	26.46%	26.49%
	(7,714)	32,518	28,625	4,677
Income tax recorded at rates different from the Canadian tax rate	(2,087)	(3,221)	(35,904)	(10,591)
Permanent differences	14,150	(6,763)	19,960	18,018
Effect on deferred tax balances due to the change in income tax rates	—	—	—	(1,155)
Effect of temporary differences not recognized as deferred tax assets	10,538	(6,297)	40,057	15,654
Change in estimates related to prior period	29	—	(2,090)	—
Other	(2,152)	(501)	(3,057)	497
Tax expense	$12,764	$15,736	$47,591	$27,100
Effective income tax rate	(43.78)%	12.82%	43.99%	153.50%
9.   SATELLITES, PROPERTY AND OTHER EQUIPMENT
For the nine months ended September 30, 2021, the Company had additions of $124.0 million (September 30, 2020 — $82.2 million) primarily related to acquisitions associated with the LEO program.

10.   LEASE LIABILITIES
The expected undiscounted contractual cash flows of the lease liabilities as at September 30, 2021 were as follows:
Remaining 2021	2022	2023	2024	2025	Thereafter	Total
$822	$3,331	$3,273	$3,130	$2,854	$35,650	$49,060
The undiscounted contractual cash flows included $15.4 million of interest payments.
In addition, there were certain leases which were signed but not capitalized as at September 30, 2021. Based upon the assessed lease term, the expected undiscounted cash flows totaled $3.5 million.
11.   INDEBTEDNESS
	September 30, 2021	December 31, 2020
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (September 30, 2021 and December 31, 2020 – US$1,552,815)	1,968,969	1,975,957
6.5% Senior Notes (US$550,000)	697,400	699,875
5.625% Senior Secured Notes (US$500,000)	634,000	—
4.875% Senior Secured Notes (US$400,000)	507,200	509,000
	3,807,569	3,184,832
Deferred financing costs, prepayment options and loss on repayment	(2,256)	2,320
	3,805,313	3,187,152
Less: current indebtedness	—	—
Long-term indebtedness	$3,805,313	$3,187,152
On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer (together with Telesat Canada, the “Co-Issuers”), issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (the “5.625% Senior Secured Notes”). Debt issue costs of $6.8 million were incurred in connection with the issuance of the 5.625% Senior Secured Notes.
The 5.625% Senior Secured Notes bear interest from the issue date, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.
The indenture governing the 5.625% Senior Secured Notes includes covenants and terms that restrict Telesat Canada’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture. The prepayment options associated with the 5.625% Senior Secured Notes (Note 15) were fair valued at the time of debt issuance. The initial fair value impact, as at April 27, 2021, of the prepayment option related to the 5.625% Senior Secured Notes was a $1.9 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method.

12.   SHARE CAPITAL
The number of shares and stated value of the outstanding shares were as follows:
	September 30, 2021		December 31, 2020
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,508,717	80,878	38,508,117	80,862
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$155,714		$155,698
Stock Option Cancellation
In April 2021, 6,197,776 issued and outstanding, vested and unvested stock options were cancelled. This resulted in a non-cash operating expense recorded in the nine months ended September 30, 2021 of $8.5 million.
Restricted Share Unit Plan
In April 2021, the Company approved the adoption of a restricted share unit (“RSU”) plan. A total of 3,660,000 Non-Voting Participating Preferred Shares are reserved for issuance upon vesting of the RSUs awarded under the RSU Plan, provided that the aggregate number of Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) does not exceed 10% of the total number of Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis).
As at September 30, 2021, 3,530,000 RSUs have been granted under the RSU Plan with 130,000 remaining RSUs available for grant under the RSU Plan.
This resulted in a non-cash operating expense in the nine months ended September 30, 2021 of $22.9 million.
13.   GOVERNMENT GRANT
In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Telesat Lightspeed constellation.
For the nine months ended September 30, 2021, the Company recorded $10.4 million relating to the agreement (nine months ended September 30, 2020 — $10.2 million).
Of the amount recorded in the nine months ended September 30, 2021, $6.9 million was recorded as a reduction to satellites, property and other equipment and $3.5 million was recorded as a reduction to operating expenses (nine months ended September 30, 2020 — $7.2 million was recorded as a reduction in satellites, property and other equipment and $3.0 million as a reduction to operating expenses).
14.   CAPITAL DISCLOSURES
The Senior Secured Credit Facilities, the 4.875% Senior Secured Notes and the 5.625% Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries.
If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at September 30, 2021, the first lien net leverage ratio was 4.55:1.00, which was less than the maximum test ratio of 5.75:1.00.
The Credit Agreement of the Senior Secured Credit Facilities contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the guarantors, but not its unrestricted subsidiaries, to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at September 30, 2021, the total leverage ratio was 5.60:1.00, which was more than the maximum test ratio of 4.50:1.00.
The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk on variable interest rate debt through the use of interest rate swaps (Note 15).
15.   FINANCIAL INSTRUMENTS
Measurement of Risks
The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2021.
Credit risk
Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2021, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,632.0 million (December 31, 2020 — $924.2 million).
Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to investment grade, mainly U.S. dollar and Canadian dollar denominated investments.
The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2021, North American and International customers made up 57% and 43% of the outstanding trade receivable balance, respectively (December 31, 2020 — 50% and 50%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2021 was $5.3 million (December 31, 2020 — $7.3 million).
The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.
Foreign exchange risk
The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at September 30, 2021 and December 31, 2020, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,807.6 million and $3,184.8 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.
As at September 30, 2021, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income by $147.6 million (December 31, 2020 — $158.5 million) and increased (decreased) other comprehensive income by $30.2 million (December 31, 2020 — $35.6 million). This analysis assumes that all other variables, in particular interest rates, remain constant.
Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at September 30, 2021, one interest rate swap of US$450 million, with expiration term of September  2022, was outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rate, excluding applicable margins, of 2.04%.
If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $1.2 million and $3.7 million for the three and nine months ended September 30, 2021, respectively.
Liquidity risk
The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.
The contractual maturities of financial liabilities as at September 30, 2021 were as follows:
	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2021	2022	2023	2024	2025	Thereafter
Trade and other payables	$33,508	$33,508	$33,508	$—	$—	$—	$—	$—
Customer and other deposits	1,913	1,913	1,439	17	111	17	186	143
Satellite performance incentive payments	32,673	40,253	2,408	8,330	7,491	5,898	3,122	13,004
Other financial liabilities	2,183	2,183	2,183	—	—	—	—	—
Interest rate swaps	7,415	7,489	1,888	5,601	—	—	—	—
Indebtedness(1)	3,851,990	4,747,648	70,758	163,365	163,365	163,455	162,415	4,024,290
	$3,929,682	$4,832,994	$112,184	$177,313	$170,967	$169,370	$165,723	$4,037,437

(1)
Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:
	Interest payable	Interest payments
Satellite performance incentive payments	$384	$7,826
Indebtedness	$44,421	$940,079

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:
As at September 30, 2021	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,558,638	$1,558,638	$1,558,638	Level 1
Trade and other receivables	—	55,985	55,985	55,985	(3)
Other current financial assets	—	474	474	474	Level 1
Other long-term financial assets(1)	1,394	15,524	16,918	16,918	Level 1,
					Level 2
Trade and other payables	—	(33,508)	(33,508)	(33,508)	(3)
Other current financial liabilities	(7,415)	(56,018)	(63,433)	(65,135)	Level 2
Other long-term financial liabilities	—	(25,172)	(25,172)	(25,423)	Level 2
Indebtedness(2)	—	(3,807,569)	(3,807,569)	(3,459,216)	Level 2
	$(6,021)	$(2,291,646)	$(2,297,667)	$(1,951,267)
As at December 31, 2020	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$818,378	$818,378	$818,378	Level 1
Trade and other receivables	—	51,928	51,928	51,928	(3)
Other current financial assets	—	448	448	448	Level 1
Other long-term financial assets(1)	30,266	23,159	53,425	53,425	Level 1,
					Level 2
Trade and other payables	—	(30,091)	(30,091)	(30,091)	(3)
Other current financial liabilities	(12,581)	(23,299)	(35,880)	(37,921)	Level 2
Other long-term financial liabilities	(5,448)	(30,051)	(35,499)	(36,357)	Level 2
Indebtedness(2)	—	(3,184,832)	(3,184,832)	(3,214,543)	Level 2
	$12,237	$(2,374,360)	$(2,362,123)	$(2,394,733)

(1)
Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)
Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

(3)
Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security
The Senior Secured Credit Facilities, the 4.875% Senior Secured Notes and the 5.625% Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.
Fair Value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
The fair value hierarchy is as follows:
Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.
Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2021, cash and cash equivalents included $85.6 million (December 31, 2020 — $130.4 million) of short-term investments.
The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2021 and December 31, 2020, the discount rate used was 4.8% and 4.4%, respectively.
The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:
As at	September 30, 2021	December 31, 2020
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	90.00%	98.88%
6.5% Senior Notes	86.87%	104.76%
4.875% Senior Secured Notes	92.53%	103.64%
5.625% Senior Secured Notes	96.53%	—
Fair value of derivative financial instruments
Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.
Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.
Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.
The discount rates used to discount cash flows as at September 30, 2021 ranged from 0.08% to 1.08% (December 31, 2020 — 0.08% to 0.54%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:
As at September 30, 2021	Other long-term financial assets	Other current financial liabilities	Total
Interest rate swaps	$—	$(7,415)	$(7,415)
Prepayment options	1,394	—	1,394
	$1,394	$(7,415)	$(6,021)
As at December 31, 2020	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(12,581)	$(5,448)	$(18,029)
Prepayment options	30,266	—	—	30,266
	$30,266	$(12,581)	$(5,448)	$12,237
The reconciliation of the fair value of derivative assets and liabilities was as follows:
Fair value, December 31, 2020 and January 1, 2021	$12,237
Derivative recognized at inception
Prepayment options – 5.625% Senior Secured Notes (Note 11)	1,896
Unrealized (losses) gains on derivatives
Prepayment options	(30,848)
Interest rate swaps	10,491
Impact of foreign exchange	203
Fair value, June 30, 2021	$(6,021)
16.   EMPLOYEE BENEFIT PLANS
The expenses included on the consolidated statements of (loss) income was as follows:
	2021		2020
Three months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$1,973	$41	$1,797	$37
Interest expense	$185	$138	$106	$154
	2021		2020
Nine months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$5,920	$124	$5,391	$109
Interest expense	$557	$414	$318	$463
No amounts were recorded on the statements of comprehensive income for the three and nine months ended September 30, 2021 or 2020.
The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:
As at	September 30, 2021	December 31, 2020
Pension benefits	$24,151	$22,070
Other post-employment benefits	25,709	25,914
Accrued benefit liabilities	$49,860	$47,984

17.   SUPPLEMENTAL CASH FLOW INFORMATION
Cash and cash equivalents were comprised of the following:
As at September 30,	2021	2020
Cash	$1,473,049	$910,852
Short-term investments(1)	85,589	331,463
Cash and cash equivalents	$1,558,638	$1,242,315

(1)
Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:
Nine months ended September 30,	2021	2020
Income taxes paid	$(71,690)	$(35,620)
Income taxes received	46	399
	$(71,644)	$(35,221)
Interest paid, net of interest received was comprised of the following:
Nine months ended September 30,	2021	2020
Interest paid	$(90,367)	$(128,955)
Interest received	3,154	8,379
	$(87,213)	$(120,576)
The reconciliation of the liabilities arising from financing activities was as follows:
	Indebtedness	Satellite performance incentive payments	Leases
Balance as at January 1, 2021	$3,187,152	$37,574	$29,051
Cash inflows	619,900	—	—
Cash outflows	—	(5,092)	(1,780)
Amortization of deferred financing costs, prepayment options and loss on repayment	362	—	—
Debt issue costs	(6,834)	—	—
Prepayment option at inception – 5.625% Senior Secured Notes	1,896	—	—
Interest accrued	—	—	1,132
Interest paid	—	—	(1,132)
Non-cash additions	—	—	7,323
Non-cash disposals	—	—	(939)
Impact of foreign exchange	2,837	(193)	(235)
Balance as at September 30, 2021	$3,805,313	$32,289	$32,420

	Satellite performance incentive payments	Leases	Satellite performance incentive payments
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(19,197)	(6,877)	(1,215)
Amortization of deferred financing costs and prepayment options	314	—	—
Interest accrued	—	—	1,007
Interest paid	—	—	(1,317)
Non-cash additions	—	—	2,592
Other	—	148	(77)
Impact of foreign exchange	94,177	1,246	150
Balance as at September 30, 2020	$3,788,093	$41,468	$29,722
The net change in operating assets and liabilities was comprised of the following:
Nine months ended September 30,	2021	2020
Trade and other receivables	$8,035	$(7,865)
Financial assets	2,351	1,291
Other assets	(14,773)	1,578
Trade and other payables	3,679	(4,018)
Financial liabilities	2,869	(219)
Other liabilities	(4,914)	18,279
	$(2,753)	$9,046
Non-cash investing activities were comprised of:
Nine months ended September 30,	2021	2020
Satellites, property and other equipment	$656	$4,148
18.   COMMITMENTS AND CONTINGENT LIABILITIES
The following were the Company’s off-balance sheet contractual obligations as at September 30, 2021:
	Remaining 2021	2022	2023	2024	2025	Thereafter	Total
Property leases	$367	$1,168	$1,153	$1,139	$1,058	$13,658	$18,543
Capital commitments	57,401	22,068	40,919	48,374	12,553	—	181,315
Other operating commitments	13,580	8,385	5,789	4,801	4,287	11,417	48,259
	$71,348	$31,621	$47,861	$54,314	$17,898	$25,075	$248,117
Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2021 to 2039.
Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.
The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding commitments as at September 30, 2021 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2021, customer prepayments of $378.8 million (December 31, 2020 — $414.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.
Legal Proceedings
In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.
Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.
In May 2021, the Company was reassessed by the Canada Revenue Agency for $6.9 million, including interest, for its Scientific Research and Experimental Development claim for the taxation year ended December 31, 2016. The Company has challenged the reassessment. The Company believes the likelihood of a favorable outcome is more likely than not, and as such, no reserve has been established.
The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.
Other than the legal proceedings disclosed above, and in Note 31 of the Company’s December 31, 2020 consolidated statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.
19.   RELATED PARTY TRANSACTIONS
The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.
Transactions with subsidiaries
The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.
Compensation of executives and Board level directors
Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The compensation of Board level directors consists of an annual retainer and meeting attendance fees. The transactions have been entered into with the Company in the normal course of operations.

Stock Option Cancellation
In April 2021, 6,197,776 issued and outstanding, vested and unvested stock options held by certain executives were cancelled. This resulted in a non-cash operating expense recorded in the nine months ended September 30, 2021 of $8.5 million.
Restricted Share Unit Plan
In April 2021, the Company approved the adoption of a restricted share unit (“RSU”) plan. A total of 3,660,000 Non-Voting Participating Preferred Shares are reserved for issuance upon vesting of the RSUs awarded under the RSU Plan, provided that the aggregate number of Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) does not exceed 10% of the total number of Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis).
As at September 30, 2021, 3,530,000 RSUs have been granted under the RSU Plan, resulting in a non-cash operating expense in the nine months ended September 30, 2021 of $22.9 million.
Transactions with related parties
The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the periods presented.
During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.
	Sale of goods and services		Purchase of goods and services
Three months ended September 30,	2021	2020	2021	2020
Revenue	$31	$33	$—	$—
Operating expenses	$—	$—	$1,564	$1,668
	Sale of goods and services		Purchase of goods and services
Nine months ended September 30,	2021	2020	2021	2020
Revenue	$94	$101	$—	$—
Operating expenses	$—	$—	$4,703	$5,061
The following balances were outstanding with Loral at the end of the periods presented below:
	Amounts owed by related parties		Amounts owed to related parties
As at	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Current receivables/payables	$131	$—	$—	$105
The amounts outstanding are unsecured and will be settled in cash.
Other related party transactions
The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2021 were $1.2 million and $3.9 million, respectively (September 30, 2020 — $1.3 million and $4.2 million, respectively).

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Telesat Canada
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Telesat Canada (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill and Indefinite Life Intangible Assets (Orbital Slots) Impairment — Refer to Notes 3, 4, 16 and 17 of the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill and indefinite life intangible assets, specifically orbital slots impairment involves the comparison of the recoverable amount of each Cash Generating Unit (“CGU”) to its carrying value. The recoverable amount of each CGU is based on the higher of its fair value less costs of disposal and its value in use, which is determined using both a market approach based on market multiples and an income approach based on a discounted cash flow. In determining the recoverable amount of the CGUs, management made significant estimates and assumptions related to future revenue forecasts, future expenses, capital expenditures, working capital, costs of disposal, discount rates and market multiples. In addition, the Company plans to introduce new satellites under the Low Earth Orbit constellation (known as “Telesat Lightspeed”) whose forecasted revenues contribute significantly to the estimated recoverable amount of the CGUs. The recoverable amounts of the CGUs exceeded their carrying values as of December 31, 2020 and no impairment charge to goodwill or orbital slots was recorded.
While there are several estimates and assumptions that are required to determine the recoverable amounts of the CGUs, the estimates with the highest degree of subjectivity are future revenue forecasts, discounts rates and market multiples (“key assumptions”). This required significant auditor attention as the key assumptions are subject to a high degree of auditor judgment and there is limited historical data for Telesat Lightspeed which resulted in an increased extent of effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the key assumptions used to determine the recoverable amount of the CGUs included the following, among others:
•
Evaluated management’s ability to accurately forecast future revenues by comparing actual results to historical forecasts.

•
Evaluated the reasonableness of future revenue forecasts by comparing the forecasts to:

•
Historical revenue;

•
Contracted revenue backlog for existing service contracts;

•
Internal communications from management to the board of directors and external communications made by management to analysts and investors;

•
Industry reports containing analyses of the Company’s and its competitors’ revenues.

•
With the assistance of fair value specialists:

•
Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing to those selected by management.

•
Evaluated the market multiples by analyzing precedent market transactions and comparable public company multiples and developing a range of independent market multiples and comparing to those selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 3, 2021
We have served as the Company’s auditor since 1993.

Telesat Canada
Consolidated Statements of Income (Loss)
For the years ended December 31
(in thousands of Canadian dollars)	Notes	2020	2019	2018
Revenue	5	$820,468	$910,893	$902,932
Operating expenses	6	(180,874)	(165,499)	(185,827)
Depreciation		(216,885)	(242,966)	(224,851)
Amortization		(17,195)	(23,277)	(24,305)
Other operating (losses) gains, net	7	(215)	(862)	743
Operating income		405,299	478,289	468,692
Interest expense	8	(203,760)	(258,261)	(237,786)
Loss on refinancing	23	—	(151,919)	—
Interest and other income		5,196	20,043	16,498
Loss on changes in fair value of financial instruments		(13,115)	(49,672)	(18,205)
Gain (loss) on foreign exchange		47,605	163,840	(259,079)
Income (loss) before tax		241,225	202,320	(29,880)
Tax recovery (expense)	9	4,353	(15,122)	(61,056)
Net income (loss)		$245,578	$187,198	$(90,936)
See accompanying notes to the consolidated financial statements

Telesat Canada
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31
(in thousands of Canadian dollars)	Notes	2020	2019	2018
Net income (loss)		$245,578	$187,198	$(90,936)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(32,422)	(50,465)	44,459
Items that will not be reclassified into profit or loss
Actuarial (losses) gains on employee benefit plans	29	(13,693)	1,134	7,755
Tax recovery (expense)		3,584	(403)	(2,031)
Other comprehensive (loss) income		(42,531)	(49,734)	50,183
Total comprehensive income (loss)		$203,047	$137,464	$(40,753)
See accompanying notes to the consolidated financial statements

Telesat Canada
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2018		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821
Net loss		—	—	—	(90,936)	—	—	—	(90,936)
Issuance of share capital on exercise of stock appreciation rights	24	—	1,024	1,024	(1,079)	(339)	—	(339)	(394)
Cumulative effect adjustment		—	—	—	(38,516)	—	322	322	(38,194)
Other comprehensive income, net of tax expense of $2,031		—	—	—	5,724	—	44,459	44,459	50,183
Share-based compensation		—	—	—	—	29,505	—	29,505	29,505
Balance as at December 31, 2018		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Balance as at January 1, 2019		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Net income		—	—	—	187,198	—	—	—	187,198
Dividends declared on Director Voting Preferred shares	24	—	—	—	(20)	—	—	—	(20)
Issuance of share capital on exercise of stock appreciation rights	24	—	385	385	(455)	(144)	—	(144)	(214)
Issuance of share capital on settlement of restricted share units	24	—	804	804	—	(1,729)	—	(1,729)	(925)
Other comprehensive income (loss), net of tax expense of $403		—	—	—	731	—	(50,465)	(50,465)	(49,734)
Share-based compensation		—	—	—	—	16,035	—	16,035	16,035
Balance as at December 31, 2019		$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Balance as at January 1, 2020		$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Net income		—	—	—	245,578	—	—	—	245,578
Dividends declared on Director Voting Preferred shares	24	—	—	—	(10)	—	—	—	(10)
See accompanying notes to the consolidated financial statements

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Issuance of share capital on settlement of restricted share units	24	—	803	803	—	(1,729)	—	(1,729)	(926)
Other comprehensive loss, net of tax recovery of $3,584		—	—	—	(10,109)	—	(32,422)	(32,422)	(42,531)
Share-based compensation		—	—	—	—	12,500	—	12,500	12,500
Balance as at December 31, 2020		$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936

See accompanying notes to the consolidated financial statements

Telesat Canada
Consolidated Balance Sheets
(in thousands of Canadian dollars)	Notes	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	30	$818,378	$1,027,222
Trade and other receivables	10	51,928	64,062
Other current financial assets	11	448	210
Prepaid expenses and other current assets	12	22,861	43,724
Total current assets		893,615	1,135,218
Satellites, property and other equipment	5, 15	1,318,526	1,458,933
Deferred tax assets	9	79,912	12,412
Other long-term financial assets	13	53,425	57,730
Other long-term assets	5, 14	9,922	8,264
Intangible assets	5, 16	779,190	802,791
Goodwill	17	2,446,603	2,446,603
Total assets		$5,581,193	$5,921,951
Liabilities
Trade and other payables	18	$30,091	$26,247
Other current financial liabilities	19	35,880	38,281
Other current liabilities	20	96,155	72,315
Current indebtedness	23	—	24,408
Total current liabilities		162,126	161,251
Long-term indebtedness	23	3,187,152	3,688,391
Deferred tax liabilities	9	325,893	348,762
Other long-term financial liabilities	21	35,499	42,511
Other long-term liabilities	22	410,587	435,711
Total liabilities		4,121,257	4,676,626
Shareholders’ Equity
Share capital	24	155,698	154,895
Accumulated earnings		1,266,514	1,031,055
Reserves		37,724	59,375
Total shareholders’ equity		1,459,936	1,245,325
Total liabilities and shareholders’ equity		$5,581,193	$5,921,951
See accompanying notes to the consolidated financial statements

Telesat Canada
Consolidated Statements of Cash Flows
For the years ended December 31
(in thousands of Canadian dollars)	Notes	2020	2019	2018
Cash flows from operating activities
Net income (loss)		$245,578	$187,198	$(90,936)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		216,885	242,966	224,851
Amortization		17,195	23,277	24,305
Tax (recovery) expense		(4,353)	15,122	61,056
Interest expense		203,760	258,261	237,786
Interest income		(7,668)	(20,268)	(12,415)
(Gain) loss on foreign exchange		(47,605)	(163,840)	259,079
Loss on changes in fair value of financial instruments		13,115	49,672	18,205
Share-based compensation	28	12,500	16,035	29,505
Loss on disposal of assets	7	215	862	353
Loss on refinancing	23	—	151,919	—
Other		(58,784)	(100,078)	(91,580)
Income taxes paid, net of income taxes received	30	(53,443)	(95,455)	(106,308)
Interest paid, net of capitalized interest and interest received	30	(179,972)	(176,112)	(176,417)
Operating assets and liabilities	30	15,018	(13,942)	88,813
Net cash from operating activities		372,441	375,617	466,297
Cash flows used in investing activities
Satellite programs, including capitalized interest		(75,902)	(3,668)	(67,387)
Purchase of property and other equipment		(17,060)	(8,345)	(15,997)
Purchase of intangible assets		(30)	(27,597)	(19,923)
Net cash used in investing activities		(92,992)	(39,610)	(103,307)
Cash flows used in financing activities
Repayment of indebtedness	30	(453,592)	(3,743,465)	(94,951)
Proceeds from indebtedness	30	—	3,786,082	—
Payment of early redemption premium	23	—	(43,940)	—
Payment of debt issue costs	30	—	(28,082)	(10,190)
Payments of principal on lease liabilities	30	(1,793)	(1,252)	(29)
Satellite performance incentive payments	30	(9,031)	(9,644)	(9,037)
Government grant received		14,185	—	—
Dividends paid on Director Voting preferred shares	24	(10)	(20)	—
Net cash used in financing activities		(450,241)	(40,321)	(114,207)
Effect of changes in exchange rates on cash and cash equivalents		(38,052)	(36,897)	40,605
(Decrease) increase in cash and cash equivalents		(208,844)	258,789	289,388
Cash and cash equivalents, beginning of year		1,027,222	768,433	479,045
Cash and cash equivalents, end of year	30	$818,378	$1,027,222	$768,433
See accompanying notes to the consolidated financial statements

Telesat Canada
Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)
1.
BACKGROUND OF TELESAT CANADA

Telesat Canada (“Telesat”) is a Canadian corporation. Telesat is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Headquartered in Ottawa, Canada, Telesat’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on ViaSat-1.
Telesat has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed.” In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience.
As at December 31, 2020, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of Telesat’s Director Voting Preferred Shares.
Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat Canada.
On March 3, 2021, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.
2.
BASIS OF PRESENTATION

Statement of Compliance
The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies described in Note 3 were consistently applied.
Basis of Consolidation
Subsidiaries
These consolidated financial statements include the results of Telesat and subsidiaries controlled by Telesat. Control is achieved when Telesat has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return. The most significant subsidiaries are listed in Note 32.
Joint arrangements
A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.
Telesat’s consolidated financial statements include Telesat’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

3.
SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments which were measured at their fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.
Segment Reporting
Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world. Operating segments are reported in a manner consistent with the internal reporting provided to Telesat’s Chief Operating Decision Maker, who is Telesat’s Chief Executive Officer. To be reported, a segment is usually based on quantitative thresholds but can also encompass qualitative factors management deems significant.
Foreign Currency Translation
Unless otherwise specified, all figures reported in the consolidated financial statements and associated note disclosures are presented in Canadian dollars, which is the functional and presentation currency of Telesat. Each of the subsidiaries of Telesat determines its own functional currency and uses that currency to measure items on their separate financial statements.
For Telesat’s non-foreign operations, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the yearend exchange rates, and foreign denominated revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on translation of these items are recognized as a component of net income (loss).
Upon consolidation of Telesat’s foreign operations that have a functional currency other than the Canadian dollar, assets and liabilities are translated at the year end exchange rate, and revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on the translation of foreign subsidiaries are recognized in other comprehensive income (loss).
Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less, or which are available upon demand with no penalty for early redemption, are classified as cash and cash equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits, short-term investments and restricted cash expected to be used within the next twelve months.
Revenue Recognition
Telesat recognizes revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration Telesat expects to receive in exchange for those services. Telesat accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.
Revenue from a contract to sell consulting services is recognized as follows:
•
Consulting revenue for cost plus contracts is recognized as the approved time and labour is completed by Telesat.

•
Fixed price consulting revenue contracts use an input method to determine the progress towards complete satisfaction of the performance obligation. The input method is measured by comparing actual cost incurred to total cost expected.

Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return. Historically, Telesat has not incurred significant expenses for warranties.
When a transaction involves more than one product or service, revenue is allocated to each performance obligation based on its relative stand-alone selling price. Transactions are evaluated to determine whether Telesat is the principal and if the transactions should be recorded on a gross or net basis.
Deferred Revenue
Deferred revenue represents Telesat’s liability for the provision of future services and is classified on the balance sheet in other current and long-term liabilities. Deferred revenue consists of remuneration received in advance of the provision of service and in the majority of cases is recognized in income on a straight-line basis over the term of the related customer contracts. In the case of certain deferred revenue for short-term services, balances are recognized into income upon the completion or percentage completion of the related contract. Prepayments are evaluated to determine whether or not they constitute a significant financing component. Telesat has elected a practical expedient whereby if the timing difference between the customer prepayment and the transfer of control of the promised goods and services is less than a year then it would not be considered as a significant financing component.
A significant financing component will only occur in the following circumstances:
•
There is a timing difference between when the control of goods or services is transferred to the customer and when the customer pays for the goods;

•
The timing difference between the customer prepayment and transfer of control of the promised goods and services is in excess of one year; and

•
The primary reason for the prepayment is for financing purposes.

In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between Telesat and the customer at contract inception.
Borrowing Costs
Borrowing costs are incurred on Telesat’s debt financing. Borrowing costs attributable to the acquisition, production or construction of a qualifying asset are added to the cost of that asset. Telesat has defined a qualifying asset as an asset that takes longer than twelve months to be ready for its intended use or sale. Capitalization of borrowing costs continues until such time that the asset is substantially ready for its intended use or sale. Borrowing costs are determined based on specific financing related to the asset, or in the absence of specific financing, the borrowing costs are calculated on the basis of a capitalization rate which is equal to Telesat’s weighted average cost of debt. All other borrowing costs are expensed when incurred.
Leases
At the inception of a contract, Telesat assesses whether a contract is, or contains, a lease based on whether or not the contract conveys the right to control the use of the asset for a period of time in exchange for consideration.
Telesat recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. The right-of-use assets are depreciated to the earlier of the end of the useful life of the asset or the end of the lease term. Each individual lease liability is initially measured at the present value of the lease payments over the respective lease term, discounted using Telesat’s incremental borrowing rate for that lease.
The lease term is the non-cancellable period determined for each of the leases considering the option to extend when it is reasonably certain that Telesat will exercise the option or the option to terminate if it is reasonably certain that Telesat will exercise the option.

After the commencement date, the right-of-use assets are measured applying the cost model and depreciated to the earlier of the end of the useful life of the asset or the end of the lease term on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made.
The lease liability is remeasured when there is a change in future lease payments, arising from a change in index or rate, or if there is a change in the assessment of whether Telesat will exercise a purchase, extension or termination option. The amount of the remeasurement of the lease liability is also recognized as an adjustment to the right-of-use asset, or is recorded in the statement of income if the carrying amount of the right-of-use asset has been reduced to zero.
Telesat has elected to not recognize a right-of-use asset or lease liability for any lease that has a lease term of 12 months or less. The payments associated with these agreements would be recognized as an operating expense on a straight-line basis over the lease term.
Telesat has also elected the practical expedient, for property leases, not to separate the non-lease components from the lease components, and instead account for each lease and any associated non-lease components within the contract as a single lease component.
Government Grants
Government grants are recognized where there is a reasonable assurance that the grant will be received and the attached conditions will be complied with.
When the grant relates to an expense, the grant is recorded as a deduction to the related expense incurred over the same period.
When the grant relates to an asset, the grant is deducted from the carrying amount of the related asset as the grant is receivable.
Satellites, Property and Other Equipment
Satellites, property and other equipment, which are carried at cost, less accumulated depreciation and any accumulated impairment losses, include the contractual cost of equipment, capitalized engineering costs, capitalized borrowing costs during the construction or production of qualifying assets, and with respect to satellites, the cost of launch services, and launch insurance.
Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.
Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2020.
Years
Satellites	12 to 15
Right-of-use assets	2 to 27
Property and other equipment	3 to 30
Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.
The investment in each satellite will be removed from the accounts when the satellite is retired. When other property is retired from operations at the end of its useful life, the cost of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an asset is sold prior to the end of its useful life, the gain or loss is recognized immediately in other operating (losses) gains, net.
In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded in other operating (losses) gains, net.

Liabilities related to decommissioning and restoration of retiring property and other equipment are measured at fair value with a corresponding increase to the carrying amount of the related asset. The liability is accreted over the period of expected cash flows with a corresponding charge to interest expense. The liabilities recorded to date have not been significant and are reassessed at the end of each reporting period. There are no decommissioning or restoration obligations for satellites.
Satellite Performance Incentive Payments
Satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites. The present value of the payments are capitalized as part of the cost of the satellite and recognized as part of the depreciation of the satellite.
Impairment of Long-Lived Assets
Tangible fixed assets and finite life intangible assets are assessed for impairment on an annual basis or more frequently when events or changes in circumstances indicate that the carrying value of an asset exceeds the recoverable amount. Tangible fixed assets and finite life intangible assets are also assessed for indicators of impairment or impairment reversals at each reporting period.
In cases where there are indicators of impairment, the recoverable amount of the asset, which is the higher of its fair value less costs of disposal and its value in use, is determined. If it is not possible to measure the recoverable amount for a particular asset, Telesat determines the recoverable amount of the cash generating unit (“CGU”) with which it is associated. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.
Telesat measures value in use on the basis of the estimated future cash flows to be generated by an asset or CGU. These future cash flows are based on Telesat’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated with the underlying asset or assets in the CGU.
The fair value less costs of disposal is the price that would be received to sell an asset or CGU in an orderly transaction between market participants at the measurement date. For the impairment assessment, the fair value is calculated on a recurring basis and is calculated using level 3 of the fair value hierarchy.
An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised measure of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. Impairment losses and reversals of impairment losses are recognized in other operating (losses) gains, net.
Goodwill and Intangible Assets
Telesat accounts for business combinations using the acquisition method of accounting, which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill represents the excess between the total of the consideration transferred over the fair value of net assets acquired. After initial recognition at cost, goodwill is measured at cost less any accumulated impairment losses.
Telesat distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of Telesat’s trade name, intellectual property, and orbital slots. These assets are carried at cost less any accumulated impairment losses. Finite life intangible assets, which are carried at cost less accumulated amortization and any accumulated impairment losses, consist of revenue backlog, customer relationships, customer contracts, concession rights, transponder rights and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2020.
Years
Revenue backlog	17
Customer relationships	20 to 21
Customer contracts	15
Concession rights	5 to 15
Transponder rights	16
Patents	18
Impairment of Goodwill and Indefinite Life Intangible Assets
An assessment for impairment of goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount. Goodwill is tested for impairment at the entity level as this represents the lowest level within Telesat at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment. With the exception of trade name, which have not been allocated to any CGU and are tested for impairment at the asset level, indefinite life intangible assets are tested for impairment at the CGU level. In the case of orbital slots, the CGU is based on geography.
Goodwill and indefinite life intangible assets are qualitatively assessed for indicators of impairment.
If the qualitative assessment concludes an indication of impairment, a quantitative impairment test is performed. A quantitative impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less costs of disposal and its value in use. For the quantitative impairment assessment, fair value is calculated on a recurring basis and is calculated using level 2 or level 3 of the fair value hierarchy depending on the valuation approach being utilized.
Orbital Slots
In performing the quantitative orbital slot impairment analysis, Telesat determines, for each CGU, its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.
The key assumptions used in estimating the recoverable amounts of the orbital slots include assumptions such as:
i)
the market penetration leading to revenue growth;

ii)
the profit margin;

iii)
the duration and profile of the build-up period;

iv)
the estimated start-up costs and losses incurred during the build-up period;

v)
and the discount rate.

Fair value less costs of disposal is the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date. In order to determine the fair value less costs of disposal, Telesat uses either a market or income approach. Under a market approach, Telesat measures what an independent third party would pay to purchase the orbital slots by looking to actual market transactions for similar assets. Under an income approach, the fair value is determined to be the sum of the projected discounted cash flows over a discrete period of time in addition to the terminal value.
The value in use amount is the present value of the future cash flows expected to be derived from the CGU. The determination of this amount includes projections of cash inflows from the continuing use of the asset and cash outflows that are required to generate the associated cash inflows. These cash flows are discounted at an appropriate discount rate.

Goodwill
In performing the quantitative goodwill impairment analysis, Telesat assesses the recoverable amount of goodwill using the income approach as well as the market approach in the determination of the fair value of goodwill at the entity level.
Under the income approach, the sum of the projected discounted cash flows for the next five years, or a longer period if justified by the most recent financial plan approved by management, in addition to a terminal value are used to determine the fair value at the entity level. In this model, significant assumptions used include: revenue, expenses, capital expenditures, working capital, costs of disposal, terminal growth rate and discount rate.
Under the market approach, the fair value at the entity level is determined based on market multiples derived from comparable public companies. As part of this analysis, assumptions are made regarding the comparability of selected companies including revenue, earnings before interest, taxes, depreciation and amortization multiples for valuation purposes, growth rates, size and overall profitability.
Under both approaches, all assumptions used are based on management’s best estimates. The discount rates are consistent with external sources of information.
Trade Name
For the purposes of quantitative impairment testing, the fair value of the trade name is determined using an income approach, specifically the relief from royalties method.
The relief from royalties method is comprised of two major steps:
i)
a determination of the hypothetical royalty rate; and

ii)
the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate in the relief from royalties method, Telesat considered comparable license agreements, operating earnings benchmarks, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. The key assumptions used include the tax and discount rates.
Intellectual Property
In performing the quantitative intellectual property impairment analysis, Telesat determines its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.
Telesat measures value in use on the basis of the estimated future cash flows to be generated by an asset. These future cash flows are based on Telesat’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated with the underlying asset.
Fair value less costs of disposal is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to determine the fair value less costs of disposal, Telesat uses a market approach. Under a market approach, Telesat measures what an independent third party would pay to purchase the intellectual property.
Financial Instruments
Financial assets are initially recognized at fair value. Financial assets are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). A financial asset is measured at amortized cost if it is not designated as FVTPL, it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A debt investment is measured at FVTOCI if it is not designated at FVTPL, it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding. On initial recognition of an equity investment that is not held for trading, Telesat may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment by investment basis. All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL.
The following accounting policies apply to the subsequent measurement of Telesat’s financial assets:
•
Amortized cost:   The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and

•
FVTPL:   These financial assets are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of loss on changes in fair value of financial instruments.

Financial liabilities are initially measured at fair value. Financial liabilities are classified as amortized cost or FVTPL. Financial liabilities that are classified as amortized cost are measured and recorded at amortized cost in accordance with the effective interest method. Financial liabilities classified as FVTPL are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of the loss on changes in fair value of financial instruments.
Telesat has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, Telesat does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income (loss) as part of loss on changes in fair value of financial instruments.
Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet at inception and marked to market at each reporting period thereafter. Derivatives embedded in financial liabilities and other non-financial instrument contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is measured separately according to its characteristics. Telesat accounts for embedded foreign currency derivatives and the related host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which Telesat transacts.
Transaction costs for instruments classified as FVTPL are expensed as incurred. Transaction costs that are directly attributable to the acquisition of financial assets and liabilities (other than FVTPL) are added or deducted from the fair value of the financial asset or financial liability on initial recognition.
Telesat’s financial assets classified as amortized cost and contract assets are subject to impairment requirements. Telesat has elected to measure loss allowances for trade receivables and other contract assets at an amount equal to lifetime expected credit loss. The lifetime expected credit losses are the expected credit losses that result from possible default events over the expected life of the instrument.
Financing Costs
The debt issuance costs related to the Senior Secured Credit Facility, the 6.5% Senior Notes and the 4.875% Senior Secured Notes are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

Employee Benefit Plans
Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Two of these defined-benefit plans were closed to new members in 2013. Telesat is responsible for adequately funding the defined benefit pension plans. Contributions are made based on actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, worker’s compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. In addition, Telesat provides defined contribution pension plans, under certain circumstances, for employees who are not eligible for the defined benefit pension plans. Costs for defined contribution pension plans are recognized as an expense during the year in which the employees have rendered service entitling them to Telesat’s contribution.
Telesat accrues the present value of its obligations under employee benefit plans and the related costs reduced by the fair value of plan assets. Pension costs and other retirement benefits are determined using the projected unit credit method prorated on service and management’s best estimate of expected investment performance, salary escalation, retirement ages of employees and expected health care costs.
Pension plan assets are valued at fair value. The discount rate is based on the market interest rate of high quality bonds and is consistent with guidance described by Canadian Institute of Actuaries in the December 2020 Revision to the Educational Note on Setting the Accounting Discount Rate Assumption for Pension and Post-employment Benefit Plans. Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.
Remeasurements arising from defined benefit pension plans comprise actuarial gains and losses and the return on plan assets (excluding interest). Telesat recognizes them immediately in other comprehensive income (loss), which is included in accumulated earnings, in the year in which they occur.
The current service costs and administration fees not related to asset management are included in operating expenses. The net interest expense (income) on the net defined benefit liability (asset) for the period is calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the net defined benefit liability (asset) at the beginning of the year while taking into account any changes in the net defined benefit liability (asset) during the year as a result of contributions and benefit payments. The net interest expense (income) is included in interest expense.
The pension expense for 2020 was determined based on membership data as at December 31, 2018. The accrued benefit obligation as at December 31, 2020 was determined based on the membership data as at December 31, 2019, and extrapolated one year based on December 31, 2020 assumptions. For certain Canadian post-retirement benefits, the expense for 2020 was based on membership and eligibility data as at September 30, 2018 and the accrued benefit obligations as at December 31, 2020 was based on membership data as at September 30, 2018. The accrued benefit obligation for certain American post-retirement benefits as at December 31, 2020 was determined based on membership data as at January 1, 2019, and extrapolated, based on December 31, 2020 assumptions. The most recent valuation of the pension plans for funding purposes was as of December 31, 2019. Valuations will be performed for the pension plans as of December 31, 2020.
Telesat also provides health care and life insurance benefits for certain retired employees. These benefits are funded primarily on a pay-as-you-go basis, with the retiree paying a portion of the cost through contributions, deductibles and co-insurance provisions. Commencing in 2015, as a result of an amendment to one of the plans, Telesat has contributed to a health reimbursement account instead of providing the health care and life insurance benefits directly to certain retired employees.
Share-Based Compensation Plans
Telesat offers equity-settled share-based compensation plans for certain key employees under which it receives services from employees in exchange for equity instruments of Telesat. The expense is based on the fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period.
Restricted Share Units
For each restricted share unit (“RSU”), an expense is recorded over the vesting period equal to the fair value of the Non-Voting Participating Preferred shares with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period. RSU’s are expected to be settled in Non-Vesting Participating Preferred shares of Telesat.
Income Taxes
Income tax expense, comprised of current and deferred income tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income (loss) or equity, in which case the income tax expense is recognized in other comprehensive income (loss) or equity, respectively.
Current income tax is measured at the amount expected to be paid to the taxation authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted as at the balance sheet date.
Deferred taxes are the result of temporary differences arising between the tax bases of assets and liabilities and their carrying amount. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that the deferred tax assets will be realized. Unrecognized deferred tax assets are reassessed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax assets to be recovered.
Deferred tax assets are netted against the deferred tax liabilities when they relate to income taxes levied by the same taxation authority on either:
i)
the same taxable entity; or

ii)
different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Deferred tax liabilities are recognized for all taxable temporary differences except when the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination. For taxable temporary differences associated with investments in subsidiaries, a deferred tax liability is recognized unless the parent can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to Telesat are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.
Interest rate benchmark reform — Phase 2
In August 2020, the IASB issued amendments to various IFRS standards associated with the ongoing interest rate benchmark reform. The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates.

The amendments are effective for annual periods beginning on or after January 1, 2021 with early application permitted. Telesat is currently evaluating the impact of the Phase 2 of the interest rate benchmark reform on its consolidated financial statements.
4.
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies
The following are the critical judgments made in applying Telesat’s accounting policies which have the most significant effect on the amounts reported in the financial statements:
Deferred Revenue
Telesat’s accounting policy relating to deferred revenue is described in Note 3. Certain of Telesat’s revenue agreements were noted to include a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation.
Lease Liability
Telesat’s accounting policy relating to leases is described in Note 3. Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate.
Uncertain income tax positions
Telesat operates in numerous jurisdictions and is subject to country-specific tax laws. Management uses significant judgment when determining the worldwide provision for tax, and estimates provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, management considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. Management reviews the provisions as at each balance sheet date.
Critical accounting estimates and assumptions
Telesat makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income (loss) and disclosure of contingent assets and liabilities. Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results may differ and differences could be material.
The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:
Derivative financial instruments measured at fair value
Derivative financial assets and liabilities measured at fair value were $30.3 million and $18.0 million, respectively, as at December 31, 2020 (December 31, 2019 — $32.8 million and $7.9 million, respectively).
Quoted market values are unavailable for Telesat’s financial instruments and, in the absence of an active market, Telesat determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of loss on changes in fair value of financial instruments recorded to net income (loss) could vary.
Impairment of goodwill
Goodwill represented $2,446.6 million of total assets as at December 31, 2020 and 2019. Determining whether goodwill is impaired using a quantitative approach requires an estimation of Telesat’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of Telesat could differ from the estimates used for the impairment analysis.
Impairment of intangible assets
Intangible assets represented $779.2 million of total assets as at December 31, 2020 (December 31, 2019 — $802.8 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. If a quantitative impairment analysis is required, it would require Telesat to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of Telesat could differ from the estimates used for the impairment analysis.
Employee benefits
The cost of defined benefit pension plans and other post-employment benefits, and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long-term nature, the defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.
Share-based compensation
The expense for stock options is based on the fair value of the awards granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model includes estimates of the dividend yield, expected volatility, risk-free interest rate and the expected life in years. Any changes in these estimates may have a significant impact on the amounts reported.
Determination of useful life of satellites and finite life intangible assets
The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.
Income taxes
Management assesses the recoverability of deferred tax assets based upon an estimation of Telesat’s projected taxable income using enacted or substantively enacted tax laws, and its ability to utilize future tax deductions before they expire. Actual results could differ from expectations.
5.
SEGMENT INFORMATION

Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.
Telesat derives revenue from the following services:
Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.
Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:
Years ended December 31,	2020	2019	2018
Broadcast	$411,407	$444,478	$455,125
Enterprise	389,696	444,732	428,226
Consulting and other	19,365	21,683	19,581
Revenue	$820,468	$910,893	$902,932
Equipment sales included within the various services were as follows:
Years ended December 31,	2020	2019	2018
Broadcast	$1,300	$233	$315
Enterprise	13,693	8,323	23,639
Total equipment sales	$14,993	$8,556	$23,954
Geographic Information
Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:
Years ended December 31,	2020	2019	2018
Canada	$362,939	$395,235	$417,692
United States	307,433	329,634	318,779
Europe, Middle East & Africa	44,710	50,911	61,317
Latin America & Caribbean	64,024	73,120	75,011
Asia & Australia	41,362	61,993	30,133
Revenue	$820,468	$910,893	$902,932
For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:
As at December 31,	2020	2019
Canada	$624,303	$682,518
Europe, Middle East & Africa	619,959	685,562
United States	71,659	88,360
All others	2,605	2,493
Satellites, property and other equipment	$1,318,526	$1,458,933
As at December 31,	2020	2019
Canada	$718,880	$733,880
United States	38,448	39,395
Latin America & Caribbean	15,114	21,908
All others	6,748	7,608
Intangible assets	$779,190	$802,791
Other long-term assets by geographic regions were allocated as follows:
As at December 31,	2020	2019
Canada	$9,470	$7,624
Europe, Middle East & Africa	452	640
Other long-term assets	$9,922	$8,264
Goodwill was not allocated to geographic regions.

Major Customers
For the year ended December 31, 2020, there were two significant customers (for the years ended December 31, 2019 and 2018 - three customers) each representing more than 10% of consolidated revenue.
6.
OPERATING EXPENSES

Years ended December 31,	2020	2019	2018
Compensation and employee benefits(a)	$89,882	$87,943	$98,350
Other operating expenses(b)	57,622	40,332	45,596
Cost of sales(c)	33,370	37,224	41,881
Operating expenses	$180,874	$165,499	$185,827

(a)
Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)
Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the year ended December 31, 2020 included $1.9 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities (December 31, 2019 — $1.7 million).

(c)
Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling Telesat’s obligations under customer contracts.

7.
OTHER OPERATING (LOSSES) GAINS, NET

Years ended December 31,	2020	2019	2018
Loss on disposal of assets	$(215)	$(862)	$(353)
Other	—	—	1,096
Other operating (losses) gains, net	$(215)	$(862)	$743

8.
INTEREST EXPENSE

Years ended December 31,	2020	2019	2018
Interest on indebtedness	$164,253	$239,805	$231,015
Interest on derivative instruments	11,625	(13,191)	(7,105)
Interest on satellite performance incentive payments	2,930	3,536	4,134
Interest on significant financing component	22,434	25,484	27,374
Interest on employee benefit plans (Note 29)	1,169	1,339	1,488
Interest on leases	1,349	1,288	—
Capitalized interest (Note 15)	—	—	(19,120)
Interest expense	$203,760	$258,261	$237,786

9.
INCOME TAXES

Years ended December 31,	2020	2019	2018
Current tax expense	$77,138	$71,202	$98,841
Deferred tax recovery	(81,491)	(56,080)	(37,785)
Tax (recovery) expense	$(4,353)	$15,122	$61,056

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:
Year ended December 31,	2020	2019	2018
Income (loss) before tax	$241,225	$202,320	$(29,880)
Multiplied by the statutory income tax rates	26.46%	26.56%	26.59%
	63,828	53,736	(7,945)
Income tax recorded at rates different from the Canadian tax rate	(22,875)	(13,017)	(10,823)
Permanent differences	1,548	(6,760)	50,458
Effect on deferred tax balances due to changes in income tax rates	(885)	(2,829)	(427)
Effect of temporary differences not recognized as deferred tax assets	(43,941)	(16,681)	35,416
Previously unrecognized tax losses and credits	—	—	(6,110)
Change in estimates related to prior period(1)	(1,467)	(311)	—
Other(1)	(561)	984	487
Tax (recovery) expense	$(4,353)	$15,122	$61,056
Effective income tax rate	(1.80)%	7.47%	(204.34)%

(1)
Certain comparative figures have been reclassified to conform to the current year presentation.

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:
As at December 31,	2020	2019
Deferred tax assets
Foreign tax credits	$6,558	$5,710
Corporate interest restriction	—	11,393
Financing charges	12,004	17,152
Deferred revenue	11,127	13,071
Loss carry forwards	29,715	29,351
Employee benefits	12,438	8,282
Reserves	1,222	—
Other	2,531	2,209
Total deferred tax assets	$75,595	$87,168
As at December 31,	2020	2019
Deferred tax liabilities
Capital assets	$(149,214)	$(178,317)
Intangible assets	(158,957)	(237,269)
Unrealized foreign exchange gains	(13,405)	(7,932)
Total deferred tax liabilities	$(321,576)	$(423,518)
Deferred tax liabilities, net	$(245,981)	$(336,350)
Deferred income tax assets of $79.9 million (December 31, 2019 — $12.4 million) on the balance sheet relates to Canada and Brazil tax jurisdictions (December 31, 2019 — United Kingdom and Canada tax jurisdictions).

Temporary differences, tax losses and tax credits
Foreign tax credit
Telesat has Canadian foreign tax credits of $9.5 million which may only be used to offset taxes payable, of which $6.5 million has been recognized. The credits are due to expire between 2023 and 2030.
Telesat has United Kingdom foreign tax credits of $4.6 million which have no expiry. No deferred tax asset has been recognized in respect of these foreign tax credits.
Loss carry forwards and deductible temporary differences.
Telesat has tax losses in Canada of $22.4 million which expire in 2040 for which a deferred tax asset of $5.9 million has been recognized. Telesat also has $1.2 million of deductible temporary differences for which no deferred tax asset has been recognized.
Telesat has tax losses in the United Kingdom of $122.5 million that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 50% of taxable income generated in a carry forward year. Notwithstanding, Telesat will be entitled to a GBP 5 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $23.3 million has been recognized in respect of the losses. Telesat also has $130.8 million of unused interest deductions in the United Kingdom that can be carried forward indefinitely. No deferred tax asset has been recognized in respect of these unused interest deductions.
Telesat has tax losses of $2.0 million in the United States, that can be carried forward indefinitely subject to restrictions on their utilization. The use of the losses is limited to 80% of taxable income generated in a carry forward year. No deferred tax asset has been recognized in respect of the losses.
Telesat has tax losses of $1.5 million in Brazil that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 30% of taxable income generated in a carry forward year. As of December 31, 2020, Telesat has cumulative pre-tax income for the last three years and expectation of future income in Brazil, demonstrating sufficient positive evidence to conclude that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. A deferred tax asset of $0.5 million has been recognized in respect of the losses.
Investments in subsidiaries
As at December 31, 2020, Telesat had temporary differences of $11.2 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as Telesat is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.
10.
TRADE AND OTHER RECEIVABLES

As at December 31,	2020	2019
Trade receivables	$47,368	$53,893
Less: Allowance for doubtful accounts	(7,257)	(1,779)
Net trade receivables	40,111	52,114
Other receivables	11,817	11,948
Trade and other receivables	$51,928	$64,062

Allowance for doubtful accounts
The movement in the allowance for doubtful accounts was as follows:
Years ended December 31,	2020	2019
Allowance for doubtful accounts, beginning of year	$1,779	$5,136
Provisions for impaired receivables	6,069	604
Receivables written off	(146)	(4,899)
Impact of foreign exchange	(445)	938
Allowance for doubtful accounts, end of year	$7,257	$1,779

11.
OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2020	2019
Security deposits	$448	$210
Other current financial assets	$448	$210

12.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2020	2019
Prepaid expenses	$5,942	$12,896
Income tax recoverable	3,116	26,730
Inventory(a)	5,224	3,556
Deferred charges(b)	278	307
Other	8,301	235
Prepaid expenses and other current assets	$22,861	$43,724

(a)
As at December 31, 2020, inventory consisted of $1.2 million of finished goods (December 31, 2019 — $1.4 million) and $4.1 million of work in process (December 31, 2019 — $2.2 million). During the year, $10.4 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2019 — $7.0 million, December 31, 2018 — $17.7 million).

(b)
Deferred charges included deferred financing charges relating to the Revolving Credit Facility.

13.
OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2020	2019
Long-term receivables	$17,298	$18,932
Security deposits	5,861	5,977
Derivative assets (Note 27)	30,266	32,821
Other long-term financial assets	$53,425	$57,730

14.
OTHER LONG-TERM ASSETS

As at December 31,	2020	2019
Prepaid expenses	$452	$640
Deferred charges (Note 12)	775	1,039
Income tax recoverable	8,418	6,283
Other	277	302
Other long-term assets	$9,922	$8,264

15.
SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Right-of-use assets(1)	Assets under construction	Total
Cost as at January 1, 2019	$3,669,570	$255,055	$—	$11,137	$3,935,762
Cumulative effect adjustment(3)	—	(474)	26,732	—	26,258
Additions	—	797	2,798	7,843	11,438
Disposals/retirements	(77,322)	(7,306)	(104)	—	(84,732)
Reclassifications and transfers from assets under construction	—	7,652	—	(7,652)	—
Impact of foreign exchange	(39,133)	(1,486)	(285)	(153)	(41,057)
Cost as at December 31, 2019	3,553,115	254,238	29,141	11,175	3,847,669
Additions(2)	—	1,635	6,813	87,444	95,892
Disposals/retirements	(93,755)	(3,285)	—	—	(97,040)
Reclassifications and transfers from assets under construction	—	4,463	—	(4,463)	—
Impact of foreign exchange	(16,028)	(1,259)	(438)	(4,402)	(22,127)
Cost as at December 31, 2020	$3,443,332	$255,792	$35,516	$89,754	$3,824,394
Accumulated depreciation and impairment as at January 1, 2019	$(2,072,796)	$(159,927)	$—	$—	$(2,232,723)
Cumulative effect adjustment(3)	—	92	—	—	92
Depreciation	(225,675)	(14,890)	(2,401)	—	(242,966)
Disposals/retirements	77,322	6,379	—	—	83,701
Impact of foreign exchange	2,328	798	34	—	3,160
Accumulated depreciation and impairment as at December 31, 2019	(2,218,821)	(167,548)	(2,367)	—	(2,388,736)
Depreciation	(200,041)	(13,644)	(3,200)	—	(216,885)
Disposals/retirements	93,755	3,007	—	—	96,762
Impact of foreign exchange	2,178	705	108	—	2,991
Accumulated depreciation and impairment as at December 31, 2020	$(2,322,929)	$(177,480)	$(5,459)	$—	$(2,505,868)
Net carrying values
As at December 31, 2019	$1,334,294	$86,690	$26,774	$11,175	$1,458,933
As at December 31, 2020	$1,120,403	$78,312	$30,057	$89,754	$1,318,526

(1)
Right-of-use assets consisted primarily of property leases.

(2)
Additions for assets under construction are net of a reduction related to the government grant of $8.0 million.

(3)
Relates to the recognition of the right-of-use assets in connection with the implementation of IFRS 16, Leases as at January 1, 2019.

Certain leases which were signed were not capitalized as at December 31, 2020. Based upon the assessed lease term, the expected undiscounted cash flows totaled $10.3 million (December 31, 2019 — $10.8 million).
Substantially all of Telesat’s satellites, property and other equipment have been pledged as security as a requirement of Telesat’s Senior Secured Credit Facilities and Senior Secured Notes as at December 31, 2020 (Note 23).
Borrowing costs
For the year ended December 31, 2020 and 2019 there were no borrowing costs capitalized.

For the year ended December 31, 2018, borrowing costs of $19.1 million were capitalized with 7% as the average capitalization rate. Borrowing costs of $0.4 million were capitalized to intangible assets with the remaining balance capitalized to satellites, property and other equipment.
Impairment
No impairment was recognized for the years ended December 31, 2020, 2019 and 2018.
Joint arrangements
Telesat International Limited (“TIL”) and APT entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%. Telesat (IOM) Limited (“TIOM”) and Viasat Inc. entered into agreements relating to the ViaSat-1 satellite, which are accounted for as a joint operation, whereby TIOM owns the Canadian payload on the ViaSat-1 satellite.
16.
INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.
The indefinite life intangible assets are summarized below.
	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2019	$609,995	$17,000	$47,049	$674,044
Additions(1)	—	—	20,137	20,137
Disposals/retirements	—	—	—	—
Impact of foreign exchange	(1,974)	—	(1,364)	(3,338)
Cost as at December 31, 2019 and January 1, 2020	608,021	17,000	65,822	690,843
Additions	—	—	5	5
Disposals/retirements	—	—	(229)	(229)
Impact of foreign exchange	(808)	—	(757)	(1,565)
Cost as at December 31, 2020	$607,213	$17,000	$64,841	$689,054
Accumulated impairment as at January 1, 2019	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2019 and January 1, 2020	(1,100)	—	—	(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2020	$(1,100)	$—	$—	$(1,100)
Net carrying values
As at December 31, 2019	$606,921	$17,000	$65,822	$689,743
As at December 31, 2020	$606,113	$17,000	$64,841	$687,954

(1)
Additions for intellectual property for 2019 are net of a reduction related to the government grant of $3.3 million.

The finite life intangible assets are summarized below.
	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Other	Total finite life intangible assets
Cost as at January 1, 2019	$235,955	$198,727	$23,142	$16,718	$32,874	$59	$507,475
Additions	—	—	—	—	162	—	162
Disposals/retirements	(11,051)	—	(10,284)	—	(290)	—	(21,625)
Impact of foreign exchange	(1,240)	(251)	—	—	(2,598)	—	(4,089)
Cost as at December 31, 2019 and January 1, 2020	223,664	198,476	12,858	16,718	30,148	59	481,923
Additions	—	—	—	—	24	—	24
Disposals/retirements	—	(3,943)	(240)	—	—	—	(4,183)
Impact of foreign exchange	—	12	—	—	(7,258)	—	(7,246)
Cost as at December 31, 2020	$223,664	$194,545	$12,618	$16,718	$22,914	$59	$470,518
Accumulated amortization and impairment as at January 1, 2019	$(207,770)	$(130,564)	$(12,116)	$(11,866)	$(6,912)	$(37)	$(369,265)
Amortization	(7,291)	(7,495)	(5,119)	(1,078)	(2,291)	(3)	(23,277)
Disposals/retirements	11,051	—	10,284	—	234	—	21,569
Impact of foreign exchange	1,227	142	—	—	729	—	2,098
Accumulated amortization and impairment as at December 31, 2019 and January 1, 2020	(202,783)	(137,917)	(6,951)	(12,944)	(8,240)	(40)	(368,875)
Amortization	(6,198)	(6,847)	(834)	(1,078)	(2,235)	(3)	(17,195)
Disposals/retirements	—	3,943	240	—	—	—	4,183
Impact of foreign exchange	—	(70)	—	—	2,675	—	2,605
Accumulated amortization and impairment as at December 31, 2020	$(208,981)	$(140,891)	$(7,545)	$(14,022)	$(7,800)	$(43)	$(379,282)
Net carrying values
As at December 31, 2019	$20,881	$60,559	$5,907	$3,774	$21,908	$19	$113,048
As at December 31, 2020	$14,683	$53,654	$5,073	$2,696	$15,114	$16	$91,236
The total combined indefinite and finite life intangible assets are summarized below.
	As at December 31, 2020			As at December 31, 2019
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$689,054	$(1,100)	$687,954	$690,843	$(1,100)	$689,743
Finite life intangibles	470,518	(379,282)	91,236	481,923	(368,875)	113,048
Total intangibles	$1,159,572	$(380,382)	$779,190	$1,172,766	$(369,975)	$802,791
The orbital slots represent a right to operate satellites in a given longitudinal coordinate in space, where geostationary orbit may be achieved. They are limited in availability and represent a scarce resource. Usage of orbital slots is licensed through the International Telecommunications Union. Satellite operators can generally expect, with a relatively high level of certainty, continued occupancy of an assigned orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over. As a result of the expectancy right to maintain the once awarded orbital slots, an indefinite life is typically associated with orbital slots.

Telesat’s trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry. It has been assigned an indefinite life because of expected ongoing future use.
Telesat’s intellectual property relates to development relating to its planned Lightspeed constellation. It has been assigned an indefinite life because of anticipated ongoing future use.
The following are the remaining useful lives of the intangible assets:
Years
Revenue backlog	4
Customer relationships	6 to 8
Customer contracts	6
Transponder rights	2
Concession rights	2 to 11
Patent	5
All of Telesat’s intangible assets, excluding the intangible assets held in an unrestricted subsidiary, have been pledged as security as a requirement of Telesat’s Senior Secured Credit Facilities and 4.875% Senior Secured Notes (Note 23).
Impairment
Finite life intangible assets are assessed for impairment at Telesat’s CGU level. With the exception of trade name, which is tested for impairment at the asset level, the indefinite life intangible assets are tested for impairment at the individual CGU level. The annual impairment tests for these assets were performed in the fourth quarters of 2020, 2019 and 2018 in accordance with the policy described in Note 3.
No impairment loss was recognized in the years ended December 31, 2020, 2019 and 2018.
In 2020, the recoverable amount, for indefinite life intangible assets using the income approach, for both the value in use and fair value less cost of disposal, were calculated using discount rates ranging from 8.0% to 15.0%.
In 2019, the recoverable amount, for indefinite life intangible assets using the income approach, which is equal to the value in use, was calculated using the discount rate of 8.5%.
In 2018, after performing the qualitative assessment, Telesat concluded that it is remote that the fair value is less than the carrying amount. Therefore, the quantitative impairment test was not required.
Some of the more sensitive assumptions used in the quantitative analysis, including the forecasted cash flows and the discount rate, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of Telesat could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.
17.
GOODWILL

Telesat carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.
Impairment
Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports Telesat’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2020, 2019, and 2018 in accordance with the policy described in Note 3.

In 2020 and 2019, a quantitative assessment of goodwill was performed. Telesat’s recoverable amount exceeded the carrying value therefore, no impairment was recognized.
The most significant assumptions used in the quantitative impairment test for 2020 and 2019 were as follows:
•
Market multiples;

•
Discount rate; and

•
Terminal year growth rate.

Some of the more sensitive assumptions used in the quantitative analysis, including the forecasted cash flows, discount rate and market multiples, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of Telesat could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.
In 2018, after performing the qualitative assessment of goodwill, Telesat concluded that it is remote that the fair value is less than the carrying amount. Therefore, the quantitative goodwill impairment test was not required.
18.
TRADE AND OTHER PAYABLES

As at December 31,	2020	2019
Trade payables	$5,393	$4,561
Other payables and accrued liabilities(a)	24,698	21,686
Trade and other payables	$30,091	$26,247

(a)
Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

19.
OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2020	2019
Derivative liabilities (Note 27)	$12,581	$3,206
Security deposits	1,141	1,277
Satellite performance incentive payments	7,996	9,608
Interest payable(a)	12,046	20,563
Other	2,116	3,627
Other current financial liabilities	$35,880	$38,281

(a)
Interest payable included interest payable on indebtedness, satellite performance incentive payments, and other current financial liabilities.

20.
OTHER CURRENT LIABILITIES

As at December 31,	2020	2019
Deferred revenue (Note 22)	$81,759	$65,704
Decommissioning liabilities (Note 22)	790	826
Uncertain tax positions	1,315	1,315
Income taxes payable	7,326	118
Lease liabilities	2,131	1,866
Other	2,834	2,486
Other current liabilities	$96,155	$72,315

21.
OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2020	2019
Derivative liabilities (Note 27)	$5,448	$4,710
Security deposits	473	458
Satellite performance incentive payments	29,578	37,343
Other long-term financial liabilities	$35,499	$42,511

22.
OTHER LONG-TERM LIABILITIES

As at December 31,	2020	2019
Deferred revenue(b)	$332,363	$374,642
Accrued benefit liabilities (Note 29)	47,984	32,074
Uncertain tax positions	175	175
Decommissioning liabilities(a)	3,145	2,104
Lease liabilities(c)	26,920	26,716
Other long-term liabilities	$410,587	$435,711

(a)
The current and long-term decommissioning liabilities on property and equipment were $3.9 million (December 31, 2019 — $2.9 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2020, $0.1 million was recorded as interest expense (December 31, 2019 — $0.1 million) with no decommissioning liabilities derecognized (December 31, 2019 — $0.2 million). It is expected that the decommissioning liabilities will mature between 2021 and 2062.

(b)
Remaining performance obligations, which the Company also refers to as contract revenue backlog (“backlog”) represents the expected future revenue under existing customer contracts, includes both cancellable and non-cancellable contracts, and any deferred revenue that will be recognized in the future in respect to cash already received. The Company does not include revenue beyond the stated expiration of the contract regardless of potential for renewal.

Telesat expects the backlog as at December 31, 2020 to be recognized as follows (in millions of Canadian dollars):
2021	2022	2023	2024	2025	Thereafter	Total
$642	$518	$435	$305	$217	$569	$2,686

(c)
The expected undiscounted contractual cash flows of the lease liabilities as at December 31, 2020 were as follows:

2021	2022	2023	2024	2025	Thereafter	Total
$3,388	$3,032	$2,981	$2,795	$2,518	$27,840	$42,554
The undiscounted contractual cash flows included $13.3 million of interest payments.
23.
INDEBTEDNESS

As at December 31,	2020	2019
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (December 31, 2020 – US$1,552,815, December 31, 2019 – US$1,908,500)	1,975,957	2,479,142
Senior Notes (US$550,000)(b)	699,875	714,450
Senior Secured Notes (US$400,000)(c)	509,000	519,600
	3,184,832	3,713,192
Less: deferred financing costs and prepayment options(d)	2,320	(393)
	3,187,152	3,712,799
Less: current indebtedness	—	(24,408)
Long-term indebtedness	$3,187,152	$3,688,391

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of Senior Notes at an interest rate of 6.5%, which mature in October 2027. Debt issue costs of $7.4 million were incurred in connection with the issuance of the Senior Notes. The Senior Notes are structurally subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities and Senior Secured Notes. The Senior Notes are governed by the 6.5% Senior Notes Indenture. With the proceeds from the 6.5% Senior Notes offering, along with available cash on hand, all outstanding amounts, including redemption premium and discounted interest to November 15, 2019, were repaid on October 11, 2019, on the US$500 million 8.875% Senior Notes.
On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities of US$1,908.5 million and revolving credit borrowings up to US$200.0 million (or Canadian dollar equivalent). The term loan facility matures in December 2026 while the revolving credit facility matures in December 2024. Debt issue costs of $16.0 million were incurred in connection with this amendment, inclusive of $1.3 million relating to the revolving credit facility. All obligations under the Credit Agreement are guaranteed by Telesat and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. If the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at December 31, 2020, the leverage ratio was 4.44:1.00, which is less than the maximum test ratio of 4.50:1.00 (December 31, 2019 — 4.63:1.00, which was more than the maximum test ratio of 4.50:1.00).
On December 6, 2019, Telesat Canada issued, through private placement, US$400 million of Senior Secured Notes, at an interest rate of 4.875%, which mature in June 2027. Debt issue costs of $6.6 million were incurred in connection with the issuance of the Senior Secured Notes. The Senior Secured Notes are guaranteed by Telesat and certain Guarantors. The Senior Secured Notes are governed by the 4.875% Senior Secured Notes Indenture. The obligations under the Senior Secured Notes Indenture are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Senior Secured Notes include covenants or terms that restricts Telesat’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries.
The former senior secured credit facilities was fully repaid on December 6, 2019 from the new amended and restated Credit Agreement in the amount of US$1,908.5 million and the US$400 million 4.875% Senior Secured Notes.
In December 2020, Telesat made a US$341.4 million prepayment on the Term Loan B — U.S. Facility. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity. The prepayment resulted in the recognition of a loss of $2.3 million, which was recorded against interest and other income and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.
(a)
The Senior Secured Credit Facilities, which were entered into on December 6, 2019, are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a First Lien Net Leverage Ratio if the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount. As at December 31, 2020 and 2019, Telesat was in compliance with this covenant.

The Senior Secured Credit Facilities, have two tranches which are described below:
(i)
A Revolving Credit Facility (“Revolving Facility”) of up to $200.0 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat maturing in December 2024. This Revolving Facility is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee that ranges from 25.0 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at December 31, 2020, other than $0.2 million (December 31, 2019 — $0.1 million) in drawings related to letters of credit, there were no borrowings under this facility.

(ii)
The U.S. TLB Facility is a US$1,908.5 million facility maturing in December 2026. The borrowings under the U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. The mandatory principal repayment is equal to 0.25% of the original aggregate principal amount, payable on the last day of each quarter, commencing on March 31, 2020. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required. The weighted average effective interest rate for the year ended December 31, 2020 was 3.63% (25-day period ended December 31, 2019 — 4.73%).

(b)
The Senior Notes bear interest at an annual rate of 6.5% with interest payments payable in April and October, annually, commencing in April 2020. The Senior Notes are due in October 2027 and were entered into on October 11, 2019. The total balance of the Senior Notes is US$550.0 million. The Senior Notes include covenants or terms that restrict Telesat’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the year ended December 31, 2020 was 6.27% (81-day period ended December 31, 2019 — 6.27%).

(c)
The Senior Secured Notes bear interest at an annual rate of 4.875% with interest payable on June 1 and December 1, annually, commencing in June 2020. The Senior Secured Notes are due in June 2027 and were entered into on December 6, 2019. The total balance of the Senior Secured Notes is US$400.0 million. The Senior Secured Notes are secured, subject to certain exceptions, by the assets of Telesat Canada and the Guarantors. The Senior Secured Notes include covenants or terms that restrict Telesat’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the year ended December 31, 2020 was 4.76% (25-day period ended December 31, 2019 — 4.76%).

(d)
The Senior Secured Credit Facilities, Senior Notes and Senior Secured Notes included the following deferred financing costs and prepayment options:

(i)
The U.S. TLB Facility, Senior Notes and Senior Secured Notes were presented on the balance sheet net of related deferred financing costs of $24.9 million as at December 31, 2020 (December 31, 2019 — $28.3 million). The deferred financing costs are amortized using the effective interest method.
(ii)
The U.S. TLB Facility was presented on the balance sheet net of the loss on repayment of $2.3 million as at December 31, 2020 (December 31, 2019 — $Nil).

(iii)
The indenture agreement for the Senior Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact, as at October 11, 2019, of the prepayment option related to the Senior Notes was a $17.8 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $15.7 million as at December 31, 2020 (December 31, 2019 — $17.4 million).

(iv)
The indenture agreement for the Senior Secured Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact, as at December 6, 2019, of the prepayment option related to the Senior Secured Notes was a $10.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $9.3 million as at December 31, 2020 (December 31, 2019 — $10.5 million).

The short-term and long-term portions of deferred financing costs, prepayment options and loss on repayment were as follows:
As at December 31,	2020	2019
Short-term deferred financing costs	$—	$3,385
Long-term deferred financing costs	24,888	24,934
	$24,888	$28,319
Short-term prepayment options	$—	$(3,001)
Long-term prepayment options	(24,925)	(24,925)
	$(24,925)	$(27,926)
Short-term loss on repayment	$—	$—
Long-term loss on repayment	(2,283)	—
	$(2,283)	$—
Deferred financing costs, prepayment options and loss on repayment	$(2,320)	$393

24.
SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:
	2020		2019
As at December 31,	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,508,117	80,862	38,477,137	80,059
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$155,698		$154,895
In November 2020, December 2019 and February 2019 dividends were declared and paid on the Director Voting Preferred Shares.
In June 2018, 95,363 stock appreciation rights (“SARS”) were exercised for 39,488 Non-Voting Participating Preferred Shares, on a net settlement basis.
In January 2019, 40,269 SARS were exercised for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.

In December 2019, 66,667 restricted share units (“RSUs”) were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.
In December 2020, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.
There were no changes to the rights, privileges or conditions associated to each class of shares.
The authorized share capital of Telesat is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2020 or 2019. Telesat’s share-based compensation plans have authorized the grant of up to 17,495,233 options to purchase Non-Voting Participating Preferred Shares combined with authorizing 200,000 restricted share units expected to be settled in Non-Voting Participating Preferred Shares (Note 28).
Common Shares
The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Telesat and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class, in respect of which the common shareholders shall have no right to vote. The holders of the Common Shares are entitled to receive dividends as may be declared by the Board of Directors of Telesat, and are entitled to share in the distribution of the assets of Telesat upon liquidation, winding-up or dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in order of priority. The Common Shares are convertible at the holders’ option, at any time, into Voting Participating Preferred Shares or Non-Voting Participating Preferred Shares, on a one-for-one basis. The Common Shares have no par value.
Voting Participating Preferred Shares
The rights, privileges and conditions of the Voting Participating Preferred Shares are identical in all respects to those of the Common Shares, except for the following:
•
The holders of Voting Participating Preferred Shares are not entitled to vote at meetings of the shareholders of Telesat on resolutions electing directors.

•
For all other meetings of the shareholders of Telesat, the holders of Voting Participating Preferred Shares are entitled to a variable number of votes per Voting Participating Preferred Share based on the number of Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares and Redeemable Non-Voting Participating Preferred Shares outstanding on the record date of the given meeting of the shareholders of Telesat.

•
The Voting Participating Preferred Shares are convertible, at any time, at the holders’ option into Common Shares or Non-Voting Participating Preferred Shares on a one-for-one basis as long as the result of such conversion does not cause Telesat to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The Voting Participating Preferred Shares have no par value.
Non-Voting Participating Preferred Shares
The rights, privileges and conditions of the Non-Voting Participating Preferred Shares are identical in all respects to those of the Common Shares, except for the following:
•
The holders of Non-Voting Participating Preferred Shares are not entitled to vote on any matter at meetings of the shareholders of Telesat, except in respect of a class vote applicable only to the Non-Voting Participating Preferred Shares.

•
The Non-Voting Participating Preferred Shares are convertible, at any time, at the holders’ option into Common Shares or Voting Participating Preferred Shares on a one-for-one basis as long as the result of such conversion does not cause Telesat to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The Non-Voting Participating Preferred Shares have no par value.
Director Voting Preferred Shares
The rights, privileges and conditions of the Director Voting Preferred Shares are identical in all respects to those of the Common Shares, except for the following:
•
The holders of Director Voting Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of Telesat at which directors of Telesat are to be elected. The holders of the Director Voting Preferred Shares are not entitled to attend meetings of the shareholders of Telesat and have no right to vote on any matter other than the election of directors of Telesat.

•
The holders of Director Voting Preferred Shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of Telesat, in priority to the payment of dividends on the Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, but after payment of any accrued dividends on the Senior Preferred Shares.

•
The Director Voting Preferred Shares are redeemable at the option of Telesat, at any time, at a redemption price of $10 per share.

The Director Voting Preferred Shares have a nominal stated value.
25.
GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Lightspeed constellation.
For the year ended December 31, 2020, Telesat recorded $12.0 million relating to the agreement (December 31, 2019 — $5.0 million).
26.
CAPITAL DISCLOSURES

Telesat is a privately held company. Telesat’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 23), and to maximize returns to its shareholders and other stakeholders. Telesat meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. Telesat’s overall financial strategy remains unchanged from 2019.
Telesat defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs and prepayment options and loss on repayment as defined in Note 23).
Telesat’s capital at the end of the year was as follows:
As at December 31,	2020	2019
Shareholders’ equity (excluding reserves)	$1,422,212	$1,185,950
Debt financing (excluding deferred financing costs, prepayment options and loss on repayment (December 31, 2019 – deferred financing costs and prepayment options))	$3,184,832	$3,713,192

If the Revolving Facility is drawn by more than 35% of the credit facility amount, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at December 31, 2020, the first lien net leverage ratio was 3.43:1.00 (December 31, 2019 — 3.72:1.00), which was less than the maximum test ratio of 5.75:1.00. If the Revolving Facility is drawn, the former senior secured credit facilities required Telesat Canada to comply with a first lien net leverage ratio test.
Telesat’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management. Telesat partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 27).
27.
FINANCIAL INSTRUMENTS

Measurement of Risks
Telesat, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2020.
Credit risk
Credit risk is the risk that a counterparty to a financial asset will default, resulting in Telesat incurring a financial loss. As at December 31, 2020, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $924.2 million (December 31, 2019 — $1,149.2 million).
Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by Telesat’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.
Telesat has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. Telesat’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As at December 31, 2020, North American and International customers made up 50% and 50% of the outstanding trade receivable balance, respectively (December 31, 2019 — 50% and 50%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2020 was $7.3 million (December 31, 2019 — $1.8 million).
Telesat mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.
Foreign exchange risk
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. Telesat’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at December 31, 2020 and 2019, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,184.8 million and $3,713.2 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment (December 31, 2019 — before netting of deferred financing costs and prepayment option).
As at December 31, 2020, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income by $158.5 million (December 31, 2019 — $172.9 million) and increased (decreased) other comprehensive income by $35.6 million (December 31, 2019 — $30.9 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk
Telesat is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that Telesat is required to pay or receive.
In October 2017, Telesat entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at December 31, 2020, two interest rate swaps of US$450 million each, with expiration terms of September 2021 and September 2022, were outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, of 1.95% and 2.04%.
If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $4.1 million for the year ended December 31, 2020 (December 31, 2019 — $2.0 million).
Liquidity risk
Telesat maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.
The contractual maturities of financial liabilities as at December 31, 2020 were as follows:
	Carrying amount	Contractual cash flows (undiscounted)	2021	2022	2023	2024	2025	Thereafter
Trade and other payables	$30,091	$30,091	$30,091	$—	$—	$—	$—	$—
Customer and other deposits	1,614	1,614	1,270	17	83	17	83	144
Satellite performance incentive payments	37,948	47,296	9,316	8,360	7,518	5,918	3,133	13,051
Other financial liabilities	2,116	2,116	2,116	—	—	—	—	—
Interest rate swaps	18,029	18,330	12,709	5,621	—	—	—	—
Indebtedness(1)	3,196,504	4,013,282	129,552	129,359	129,358	129,453	128,404	3,367,156
	$3,286,302	$4,112,729	$185,054	$143,357	$136,959	$135,388	$131,620	$3,380,351

(1)
Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:
	Interest payable	Interest payments
Satellite performance incentive payments	$374	$9,558
Indebtedness	$11,672	$828,450

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:
As at December 31, 2020	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$818,378	$818,378	$818,378	Level 1
Trade and other receivables	—	51,928	51,928	51,928	(3)
Other current financial assets	—	448	448	448	Level 1
Other long-term financial assets(1)	30,266	23,159	53,425	53,425	Level 1,
					Level 2
Trade and other payables	—	(30,091)	(30,091)	(30,091)	(3)
Other current financial liabilities	(12,581)	(23,299)	(35,880)	(37,921)	Level 2
Other long-term financial liabilities	(5,448)	(30,051)	(35,499)	(36,357)	Level 2
Indebtedness(2)	—	(3,184,832)	(3,184,832)	(3,214,543)	Level 2
	$12,237	$(2,374,360)	$(2,362,123)	$(2,394,733)
As at December 31, 2019	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,027,222	$1,027,222	$1,027,222	Level 1
Trade and other receivables	—	64,062	64,062	64,062	(3)
Other current financial assets	—	210	210	210	Level 1
Other long-term financial assets(1)	32,821	24,909	57,730	57,730	Level 1,
					Level 2
Trade and other payables	—	(26,247)	(26,247)	(26,247)	(3)
Other current financial liabilities	(3,206)	(35,075)	(38,281)	(40,748)	Level 2
Other long-term financial liabilities	(4,710)	(37,801)	(42,511)	(42,493)	Level 2
Indebtedness(2)	—	(3,713,192)	(3,713,192)	(3,760,656)	Level 2
	$24,905	$(2,695,912)	$(2,671,007)	$(2,720,920)

(1)
Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)
Indebtedness excludes deferred financing costs, prepayment options and loss on repayment (December 31, 2019 — deferred financing costs and prepayment option).

(3)
Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security
The Senior Secured Credit Facilities and Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.
Fair Value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, Telesat determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:
Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that Telesat can access at the measurement date.
Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.
Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2020, cash and cash equivalents included $130.4 million (December 31, 2019 — $484.7 million) of short-term investments.
The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2020 and 2019, the discount rate used was 4.4% and 5.2%, respectively.
The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment (December 31, 2019 — deferred financing costs and prepayment options). The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:
As at December 31,	2020	2019
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	98.88%	100.25%
Senior Notes	104.76%	104.25%
Senior Secured Notes	103.64%	102.10%
Fair value of derivative financial instruments
Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.
Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.
Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.
The discount rates used to discount cash flows as at December 31, 2020 ranged from 0.08% to 0.54% (December 31, 2019 — 1.45% to 1.91%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of Telesat’s derivative assets and liabilities, as at each balance sheet date, were as follows:
As at December 31, 2020	Other long- term financial assets	Other current financial liabilities	Other long- term financial liabilities	Total
Interest rate swaps	$—	$(12,581)	$(5,448)	$(18,029)
Prepayment options	30,266	—	—	30,266
	$30,266	$(12,581)	$(5,448)	$12,237
As at December 31, 2019	Other long- term financial assets	Other current financial liabilities	Other long- term financial liabilities	Total
Interest rate swaps	$—	$(3,206)	$(4,710)	$(7,916)
Prepayment options	32,821	—	—	32,821
	$32,821	$(3,206)	$(4,710)	$24,905
The reconciliation of the fair value of derivative assets and liabilities was as follows:
Fair value, December 31, 2018 and January 1, 2019	$46,795
Derivatives recognized at inception
Prepayment option – Senior Notes	17,829
Prepayment option – Senior Secured Notes	10,562
Unrealized gains (losses) on derivatives
Interest rate floor	5,368
Prepayment options	(12,391)
Interest rate swaps	(42,649)
Impact of foreign exchange	(609)
Fair value, December 31, 2019	24,905
Unrealized losses on derivatives
Prepayment options	(2,308)
Interest rate swaps	(10,807)
Impact of foreign exchange	447
Fair value, December 31, 2020	$12,237

28.
SHARE-BASED COMPENSATION PLANS

Telesat Canada Stock Incentive Plans
In September 2008 and April 2013, Telesat adopted share-based compensation plans (the “stock incentive plans”) for certain key employees of Telesat and its subsidiaries. The stock incentive plans provide for the grant of up to 17,505,045 options, to purchase Non-Voting Participating Preferred Shares of Telesat Canada, convertible into Common Shares as detailed in the table below.
Year authorized	Quantity
2008	8,824,646
2013	4,036,729
2015	62,404
2017	350,000
2018	3,280,000
2019	500,000
2020	451,266
Of the stock options authorized and issued in 2018, 780,000 vest over three-year period with the vesting period commencing on January 1, 2018 and 2,500,000 vest over a five-year period with the vesting period commencing on November 1, 2017.
In addition, in 2018, Telesat authorized the issuance of 200,000 restricted share units expected to be settled in Non-Voting Participating Preferred Shares. The restricted share units vest over a three-year period with a vesting period commencing on January 1, 2018.
Under the stock incentive plans, two different types of stock options can be granted: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five-year period by 20% annual increments. The performance-vesting options become vested and exercisable over a five-year period, provided that Telesat has achieved or exceeded an annual or cumulative target consolidated EBITDA established by the Board of Directors. The exercise period of the stock options expires 10 years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a Non-Voting Participating Preferred Share on the grant date. Both plans authorize the Board of Directors to grant tandem SARs, at their discretion.
Telesat expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model. The share-based compensation expense is included in operating expenses.

The change in number of stock options outstanding and their weighted average exercise price were as follows:
	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at December 31, 2018 and January 1, 2019	7,102,864	$25.56	432,102	$11.07
Granted	522,372		—
Forfeited	(62,499)		—
Exercised (Note 24)	(18,120)		(22,149)
Expired	—		—
Outstanding at December 31, 2019 and January 1, 2020	7,544,617	$25.63	409,953	$11.07
Granted	650,000		—
Forfeited	(246,049)		(3,691)
Exercised	—		—
Expired	—		—
Outstanding at December 31, 2020	7,948,568	$25.83	406,262	$11.07
The movement in the number of restricted share units outstanding was as follows:
Outstanding, January 1, 2019	200,000
Settled	(66,667)
Outstanding, December 31, 2019 and January 1, 2020	133,333
Settled	(66,667)
Outstanding, December 31, 2020	66,666
The quantity of stock options that are exercisable and the weighted average remaining life were as follows:
As at December 31,	2020	2019
Time vesting option plans	5,779,565	4,762,335
Performance vesting option plans	406,266	409,953
Weighted average remaining life	6 years	7 years
The share-based compensation expense included in the consolidated statements of income (loss) was as follows:
Years ended December 31,	2020	2019	2018
Operating expenses	$12,500	$16,035	$29,505
The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:
	2020	2019	2018
Dividend yield	—%	—%	—%
Expected volatility	32.7%	32.4%	31.7%
Risk-free interest rate	2.79%	2.93%	2.94%
Expected life (years)	10	10	10
The expected volatility is based on the historical volatility of comparable publicly listed entities.
The weighted average fair value of the stock options granted during 2020 was $12.29 (2019 — $12.84).

29.
EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:
	Pension plans			Other post-employment benefit plans
Years ended December 31,	2020	2019	2018	2020	2019	2018
Consolidated statements of income (loss)
Operating expenses	$7,188	$6,198	$6,345	$145	$116	$276
Interest expense	$423	$524	$658	$746	$815	$830
Consolidated statements of comprehensive income (loss)
Actuarial losses (gains) on employee benefit plans	$11,390	$(3,325)	$(4,555)	$2,303	$2,191	$(3,200)
In October 2013, Telesat ceased to allow new employees to join certain defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees.
Telesat made contributions of $1.9 million for various defined contribution arrangements during 2020 (December 31, 2019 — $1.2 million).
Telesat’s funding policy is to make contributions to its defined benefit pension funds based on actuarial cost methods as permitted and required by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.
Telesat provides certain health care and life insurance benefits for some of its retired employees and their dependents. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for the pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.
The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities (Note 22) were as follows:
As at December 31,	2020	2019
Pension benefits	$22,070	$8,566
Other post-employment benefits	25,914	23,508
Accrued benefit liabilities	$47,984	$32,074
The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:
	2020		2019
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$375,222	$—	$331,737	$—
Fair value of plan assets	(354,385)	—	(324,257)	—
	20,837	—	7,480	—
Present value of unfunded obligations	1,233	25,914	1,086	23,508
Accrued benefit liabilities	$22,070	$25,914	$8,566	$23,508

The changes in the benefit obligations and in the fair value of plan assets were as follows:
	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2020	$332,823	$23,508	$356,331
Current service cost	6,695	145	6,840
Interest expense	10,723	746	11,469
Remeasurements
Actuarial losses arising from plan experience	2,212	184	2,396
Actuarial losses from change in demographic assumptions	—	11	11
Actuarial losses from changes in financial assumptions	33,278	2,108	35,386
Benefits paid	(10,294)	(726)	(11,020)
Contributions by plan participants	1,018	—	1,018
Foreign exchange	—	(62)	(62)
Benefit obligation, December 31, 2020	376,455	25,914	402,369
Change in fair value of plan assets
Fair value of plan assets, January 1, 2020	(324,257)	—	(324,257)
Contributions by plan participants	(1,018)	—	(1,018)
Contributions by employer	(5,497)	(726)	(6,223)
Interest income	(10,300)	—	(10,300)
Benefits paid	10,294	726	11,020
Remeasurements
Return on plan assets, excluding interest income	(24,100)	—	(24,100)
Administrative costs	493	—	493
Fair value of plan assets, December 31, 2020	(354,385)	—	(354,385)
Accrued benefit liabilities, December 31, 2020	$22,070	$25,914	$47,984
Change in benefit obligations
Benefit obligation, January 1, 2019	$293,969	$21,330	$315,299
Current service cost	5,701	116	5,817
Interest expense	11,241	815	12,056
Remeasurements
Actuarial losses arising from plan experience	1,773	235	2,008
Actuarial losses from change in demographic assumptions	—	16	16
Actuarial losses from changes in financial assumptions	28,531	1,940	30,471
Benefits paid	(9,483)	(758)	(10,241)
Contributions by plan participants	1,091	—	1,091
Foreign exchange	—	(186)	(186)
Benefit obligation, December 31, 2019	332,823	23,508	356,331

	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2019	(283,064)	—	(283,064)
Contributions by plan participants	(1,091)	—	(1,091)
Contributions by employer	(5,736)	(758)	(6,494)
Interest income	(10,717)	—	(10,717)
Benefits paid	9,483	758	10,241
Remeasurements
Return on plan assets, excluding interest income	(33,629)	—	(33,629)
Administrative costs	497	—	497
Fair value of plan assets, December 31, 2019	(324,257)	—	(324,257)
Accrued benefit liabilities, December 31, 2019	$8,566	$23,508	$32,074

The weighted average duration of the defined benefit obligation as at December 31, 2020 is 16 years for the defined benefit pension plans and 15 years for the other post-employment benefit plans. The weighted average duration of the current service cost as at December 31, 2020 is 23 years for the defined benefit pension plans and 28 years for the other post-employment benefit plans.
The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2030 are as follows:
	Pension	Other
2021	$11,519	$901
2022	$12,096	$936
2023	$12,790	$972
2024	$13,558	$1,008
2025	$14,433	$1,044
2026 to 2030	$80,999	$6,620
Benefit payments include obligations to 2030 only as obligations beyond this date are not quantifiable.
The fair value of the plan assets were allocated as follows between the various types of investments:
As at December 31,	2020	2019
Equity securities
Canada	22.9%	22.3%
United States	19.7%	19.8%
International (other than United States)	14.3%	14.1%
Fixed income instruments
Canada	41.0%	41.2%
Cash and cash equivalents
Canada	2.1%	2.6%
The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring Telesat’s pension and other benefit obligations:
	Pension	Other	Pension	Other
As at December 31,	2020	2020	2019	2019
Actuarial benefit obligation
Discount rate	2.60%	2.00% to 2.60%	3.20%	2.95% to 3.20%
Benefit costs for the year ended
Discount rate	3.20%	2.95% to 3.20%	3.90%	3.90% to 4.00%
Future salary growth	2.50%	N/A	2.50%	N/A
Health care cost trend rate	N/A	3.49% to 5.49%	N/A	3.49% to 5.49%
Other medical trend rates	N/A	4.00% to 4.56%	N/A	4.00% to 4.56%
For certain Canadian post-retirement plans the above trend rates are applicable for 2020 to 2029 which will decrease linearly to 4.75% in 2029 and grading down to an ultimate rate of 3.57% per annum in 2040 and thereafter.
Sensitivity of assumptions
The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2020 and 2019 would have increased or decreased as a result of the change in the respective assumptions by one percent.
	Pension		Other
As at December 31, 2020	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(53,058)	$67,549	$(3,486)	$4,351
Future salary growth	$10,423	$(9,165)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,222	$(1,839)
	Pension		Other
As at December 31, 2019	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(45,385)	$57,745	$(2,751)	$3,576
Future salary growth	$9,856	$(8,874)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,018	$(1,531)
The above sensitivities are hypothetical and should be used with caution. Changes in amounts based on a one percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.
Telesat expects to make contributions of $4.1 million to the defined benefit plans and $0.6 million to the defined contribution plan of Telesat Canada during the next fiscal year.
30.
SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:
As at December 31,	2020	2019	2018
Cash	$687,967	$542,537	$342,874
Short-term investments(1)	130,411	484,685	425,559
Cash and cash equivalents	$818,378	$1,027,222	$768,433

(1)
Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:
Years ended December 31,	2020	2019	2018
Income taxes paid	$(53,842)	$(101,952)	$(109,193)
Income taxes received	399	6,497	2,885
	$(53,443)	$(95,455)	$(106,308)
Interest paid, net of capitalized interest and interest received was comprised of the following:
Years ended December 31,	2020	2019	2018
Interest paid	$(188,969)	$(195,671)	$(207,339)
Interest received	8,997	19,559	11,802
Capitalized interest	—	—	19,120
	$(179,972)	$(176,112)	$(176,417)
The reconciliation of the liabilities arising from financing activities was as follows:
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(453,592)	(9,031)	(1,793)
Loss on repayment (Note 23)	2,284	—	—
Amortization of deferred financing costs, prepayment options and loss on repayment	428	—	—
Non-cash additions	—	—	2,788
Interest paid	—	—	(1,649)
Interest accrued	—	—	1,349
Other	—	182	(91)
Impact of foreign exchange	(74,767)	(528)	(135)
Balance as at December 31, 2020	$3,187,152	$37,574	$29,051
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2019	$3,724,228	$58,913	$369
Cash outflows	(3,743,465)	(9,644)	(1,252)
Cash inflows	3,786,082	—	—
Write-off of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (Note 23)	107,065	—	—
Amortization of deferred financing costs, interest rate floor, prepayment options and net gain on repricing/repayment	22,461	—	—
Debt issue costs	(28,082)	—	—
Debt issue costs accrued	(573)
Prepayment option at inception – Senior Notes	17,829	—	—
Prepayment option at inception – Senior Secured Notes	10,562	—	—
Cumulative effect adjustment	—	—	26,851
Non-cash additions	—	—	2,775
Interest paid	—	—	(984)
Interest accrued	—	—	1,288
Other	—	296	(236)
Impact of foreign exchange	(183,308)	(2,614)	(229)
Balance as at December 31, 2019	$3,712,799	$46,951	$28,582

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2018	$3,543,377	$62,961	$369
Debt repricing costs	(10,190)	—	—
Cash outflows	(94,951)	(9,037)	(29)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	22,497	—	—
Loss on voluntary payment (Note 23)	2,828	—	—
Gain on repricing (Note 24)	(6,901)	—	—
Cumulative effect adjustment (Note 23)	(36,072)	—	—
Other	—	191	—
Impact of foreign exchange	303,640	4,798	29
Balance as at December 31, 2018	$3,724,228	$58,913	$369
The net change in operating assets and liabilities was comprised of the following:
As at December 31,	2020	2019	2018
Trade and other receivables	$(4,173)	$(16,113)	$22,056
Financial assets	161	(3,897)	(210)
Other assets	(7,286)	(13,183)	371
Trade and other payables	1,860	1,685	(4,695)
Financial liabilities	(651)	(2,125)	(1,026)
Other liabilities	25,107	19,691	72,317
	$15,018	$(13,942)	$88,813
Non-cash investing activities were comprised of:
Years ended December 31,	2020	2019	2018
Satellites, property and other equipment	$2,963	$29,234	$3,795
Intangible assets	$—	$(3,263)	$3,635

31.
COMMITMENTS AND CONTINGENT LIABILITIES

The following were Telesat’s off-balance sheet contractual obligations as at December 31, 2020:
	2021	2022	2023	2024	2025	Thereafter	Total
Property leases	$1,141	$1,079	$1,065	$1,051	$969	$12,455	$17,760
Capital commitments	32,055	35,057	86,785	—	—	—	153,897
Other operating commitments	32,681	6,483	5,000	4,244	3,808	11,438	63,654
	$65,877	$42,619	$92,850	$5,295	$4,777	$23,893	$235,311
Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. Telesat’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2021 to 2039.
Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

Telesat has entered into contracts for the development of the Lightspeed constellation and other capital expenditures. The total outstanding commitments as at December 31, 2020 were included in capital commitments.
Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. Telesat is responsible for operating and controlling these satellites. As at December 31, 2020, customer prepayments of $414.1 million (December 31, 2019 — $440.3 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.
In the normal course of business, Telesat has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require Telesat to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents Telesat from making a reasonable estimate of the maximum potential amount Telesat could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Telesat has not made any significant payments under such indemnifications.
Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.
Legal Proceedings
Telesat participates from time to time in legal proceedings arising in the normal course of its business.
Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2018. In September 2020, the Brazilian tax authority issued an additional assessment for 2015 for an amount, including interest and penalties, of $22 million. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $77 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. Telesat has challenged the assessments. Telesat believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.
The Canadian tax authorities previously assessed Telesat for $9 million relating to transfer pricing issues for the years 2009 and 2012. In November 2020, the Canadian tax authority issued additional assessments for 2013 and 2014 for an amount, including interest, of $4 million. All disputes relate to the Canadian tax authorities’ repricing of certain transactions between Telesat and its subsidiaries. Telesat has paid 50% of the outstanding amounts in order to formally object to the assessments. Telesat believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.
Other than the legal proceedings disclosed above, Telesat is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on Telesat’s financial position or profitability.

32.
SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2020 was as follows:
Company	Country	Method of Consolidation	% voting rights
Infosat Communications LP	Canada	Fully consolidated	100
Telesat Spectrum General Partnership	Canada	Fully consolidated	100
Telesat LEO Holdings Inc.	Canada	Fully consolidated	100
Telesat Technology Corporation	Canada	Fully consolidated	100
Telesat Spectrum Corporation	Canada	Fully consolidated	100
Telesat Spectrum Holdings Corporation	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Telesat LEO Inc.	United States	Fully consolidated	100
Telesat US Services, LLC	United States	Fully consolidated	100
Infosat Able Holdings, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100
Apart from Telesat Technology Corporation, Telesat Spectrum Corporation and Telesat Spectrum Holdings Corporation, which were incorporated in 2020, the percentage of voting rights and method of consolidation were the same as at December 31, 2019.
33.
RELATED PARTY TRANSACTIONS

Telesat’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.
Transactions with subsidiaries
Telesat and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between Telesat and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.
Compensation of executives and Board level directors
Year ended December 31,	2020	2019	2018
Short-term benefits (including salaries)	$13,058	$11,051	$16,853
Special payments(1)	710	948	2,904
Post-employment benefits	2,180	2,773	2,510
Share-based payments	12,373	15,649	29,016
	$28,321	$30,421	$51,283

(1)
Balance relates to the special cash distribution effective January 25, 2017.

Key management personnel-stock options
In June 2018, 95,363 SARS were exercised by a member of key management personnel for 39,488 Non-Voting Participating Preferred shares, on a net settlement basis.
During 2018, Telesat issued 3,630,000 time-vesting options to certain key management personnel. Of this balance, 2,850,000 options vest over a five-year period, while 780,000 vest over a three-year period. In addition, 200,000 RSUs were granted during 2018 which vest over a three-year period and are expected to be settled with Non-Voting Participating Preferred shares.
During 2019, Telesat issued 500,000 time-vesting options to certain key management personnel, which vest over a five-year period.
In January 2019, 40,269 SARS were exercised by a member of key management personnel for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.
In December 2019, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.
In December 2020, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.
In December 2020, Telesat issued 650,000 time-vesting options to certain key management personnel, which vest over a five-year period.
Transactions with related parties
Telesat and certain of its subsidiaries regularly engage in transactions with related parties. Telesat’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the years presented.
During the years presented below, Telesat and its subsidiaries entered into the following transactions with Loral.
	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Years ended December 31,	2020	2019	2018	2020	2019	2018
Revenue	$133	$133	$128	$—	$—	$—
Operating expenses	$—	$—	$—	$6,712	$6,645	$6,456
The following balances were outstanding with Loral at the end of the years presented below:
	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2020	2019	2020	2019
Current receivables/payables	$—	$—	$105	$204
The amounts outstanding are unsecured and will be settled in cash.
Other related party transactions
Telesat funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2020 were $5.5 million (December 31, 2019 — $5.7 million).

TELESAT CORPORATION
UNAUDITED BALANCE SHEETS
AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(in Canadian dollars)	Note	September 30, 2021	December 31, 2020
Assets
Current assets
Cash		$500	$500
Shareholder’s equity
Share capital	4	$500	$500
See accompanying notes to the unaudited balance sheets

TELESAT CORPORATION
NOTES TO THE UNAUDITED BALANCE SHEETS
SEPTEMBER 30, 2021
1.   BACKGROUND OF TELESAT CORPORATION
Telesat Corporation (“Telesat Corporation”) was incorporated under the British Columbia Business Corporations Act on October 21, 2020. Telesat Corporation has not commenced operations and has no assets. Telesat Corporation has its registered office located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
There was no activity in Telesat Corporation from the period of incorporation on October 21, 2020 through December 31, 2020 and for the nine-month period ended September 30, 2021, and therefore, no statement of comprehensive income, statement of changes in shareholder’s equity or the statement of cash flows has been presented.
Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited balance sheets of Telesat Corporation.
The balance sheet was authorized for issue by the sole director of Telesat Corporation on November 8, 2021.
2.   BASIS OF PRESENTATION
Statement of Compliance
The balance sheets have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
3.   SIGNIFICANT ACCOUNTING POLICIES
The balance sheet is presented in Canadian dollars and was prepared on a going concern basis, under the historical cost convention.
The principal accounting policies applied in the preparation of the balance sheet are set out below.
Cash
Cash consists of proceeds generated on the issuance of super voting shares without par value in the capital of Telesat Corporation (the “Telesat Corporation Super Voting Shares”).
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by Telesat Corporation are recorded at the proceeds received, net of direct issue costs.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat Corporation.
4.   SHARE CAPITAL
On October 21, 2020, Telesat Corporation issued 50 Telesat Corporation Super Voting Shares to its incorporator for $500.
There were no further share issuances for the period October 21, 2020 through December 31, 2020 or for the nine-month period ended September 30, 2021.

Telesat Corporation has authorized the issuance of 50 Telesat Corporation Super Voting Shares.
5.   TRANSACTION AND SUBSEQUENT EVENTS
On November 12, 2020, Telesat Corporation paid $500 to Telesat Partnership LP (“Telesat Partnership”) in exchange for 50 general partnership units in the capital of Telesat Partnership.
On November 23, 2020, Telesat Corporation entered into a Transaction Agreement and Plan of Merger with, Telesat Canada (“Telesat”), Telesat Partnership, Telesat CanHold Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). Upon completion, the integration transaction (the “Transaction”) will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat who sign stockholder contribution agreements or optionholder exchange agreements (principally current or former management) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
In furtherance of the Transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 was mailed to Loral’s stockholders in connection with the special meeting of Loral stockholders.
On August 6, 2021, Telesat was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.
On August 23, 2021, Loral Space & Communications Inc. reconvened a special meeting of their stockholders to vote on the Transaction. The Transaction was approved by Loral’s stockholders at the meeting.
On closing of the Transaction, the shares of Telesat Corporation will be listed on the Nasdaq Global Select Market and the parties have also applied for a listing on the Toronto Stock Exchange. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the remaining required regulatory approvals and other customary conditions. There can be no assurance that the Transaction will close as described.

TELESAT CORPORATION AUDITED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and the Director of Telesat Corporation
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Telesat Corporation (the “Company”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
November 9, 2021
We have served as the Company’s auditor since 2020.

TELESAT CORPORATION
BALANCE SHEET
AS OF DECEMBER 31, 2020
(in Canadian dollars)	Note
Assets
Current assets
Cash		$500
Shareholder’s equity
Share capital	4	$500
See accompanying notes to the balance sheet

TELESAT CORPORATION
NOTES TO THE DECEMBER 31, 2020 BALANCE SHEET
1.   BACKGROUND OF TELESAT CORPORATION
Telesat Corporation (“Telesat Corporation”) was incorporated under the British Columbia Business Corporations Act on October 21, 2020. Telesat Corporation has not commenced operations and has no assets. Telesat Corporation has its registered office located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
There was no activity in Telesat Corporation from the period of incorporation on October 21, 2020 through December 31, 2020 and therefore no statement of comprehensive income, statement of changes in shareholder’s equity or the statement of cash flows has been presented.
The balance sheet was authorized for issue by the sole director of Telesat Corporation on November 8, 2021.
2.   BASIS OF PRESENTATION
Statement of Compliance
The balance sheet of Telesat has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
3.   SIGNIFICANT ACCOUNTING POLICIES
The balance sheet is presented in Canadian dollars and was prepared on a going concern basis, under the historical cost convention.
The principal accounting policies applied in the preparation of the balance sheet are set out below.
Cash
Cash consists of proceeds generated on the issuance of super voting shares without par value in the capital of Telesat Corporation (the “Telesat Corporation Super Voting Shares”).
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by Telesat Corporation are recorded at the proceeds received, net of direct issue costs.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat Corporation.
4.   SHARE CAPITAL
On October 21, 2020, Telesat Corporation issued 50 Telesat Corporation Super Voting Shares to its incorporator for $500.
There were no share issuances for the period from October 21, 2020 through December 31, 2020.
Telesat Corporation has authorized the issuance of 50 Telesat Corporation Super Voting Shares.
5.   TRANSACTION AND SUBSEQUENT EVENTS
On November 12, 2020, Telesat Corporation paid $500 to Telesat Partnership LP (“Telesat Partnership”) in exchange for 50 general partnership units in the capital of Telesat Partnership.

On November 23, 2020, Telesat Corporation entered into a Transaction Agreement and Plan of Merger with, Telesat Canada (“Telesat”), Telesat Partnership, Telesat CanHold Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). Upon completion, the integration transaction (the “Transaction”) will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat who sign stockholder contribution agreements or optionholder exchange agreements (principally current or former management) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
In furtherance of the Transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 was mailed to Loral’s stockholders in connection with the special meeting of Loral stockholders.
On August 6, 2021, Telesat was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.
On August 23, 2021, Loral Space & Communications Inc. reconvened a special meeting of their stockholders to vote on the Transaction. The Transaction was approved by Loral’s stockholders at the meeting.
On closing of the Transaction, the shares of Telesat Corporation will be listed on the Nasdaq Global Select Market and the parties have also applied for a listing on the Toronto Stock Exchange. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the remaining required regulatory approvals and other customary conditions. There can be no assurance that the Transaction will close as described.

TELESAT PARTNERSHIP LP
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at September 30, 2021 and December 31, 2020
(in Canadian dollars)	Note	September 30, 2021	December 31, 2020
Assets
Current assets
Cash		$472	$600
Investment in Loral Space & Communications, Inc.	4	128	—
		$600	$600
Partners’ capital
Partners’ capital	5	$600	$600
See accompanying notes to the unaudited consolidated balance sheets

TELESAT PARTNERSHIP LP
NOTES TO THE UNAUDITED CONSOLIDATED BALANCE SHEETS
September 30, 2021
1.   BACKGROUND OF TELESAT PARTNERSHIP
Telesat Partnership LP (“Telesat Partnership”) was registered under the laws of Ontario on November 12, 2020. Telesat Partnership has not commenced operations. Telesat Partnership has its registered office located at 160 Elgin Street, Ottawa, Ontario, K2P 2P7.
Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited consolidated balance sheets of Telesat Partnership.
These consolidated balance sheets were authorized for issue by the general partner, Telesat Corporation, on November 8, 2021.
2.   BASIS OF PRESENTATION
Statement of Compliance
The consolidated balance sheets have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Basis of Consolidation
The consolidated balance sheet include the results of the sole subsidiary controlled by Telesat Partnership, Telesat CanHold Corporation (“Telesat CanHoldco”). Control is achieved when Telesat Partnership has power over the entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of the return.
3.   SIGNIFICANT ACCOUNTING POLICIES
The consolidated balance sheet is presented in Canadian dollars and was prepared on a going concern basis, under the historical cost convention.
The principal accounting policies applied in the preparation of the balance sheet are set out below.
Cash
Cash consists of proceeds generated on the issuance of partnership units.
Investment in Loral Space & Communications, Inc.
Investment in Loral Space & Communications, Inc. is originally recognized at fair value. The Investment in Loral Space & Communications, Inc. is subsequently measured at fair value through other comprehensive income.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat.
4.   INVESTMENT IN LORAL SPACE & COMMUNICATIONS, INC.
On November 23, 2020, Telesat Partnership subscribed for five shares of Series B Preferred stock of Loral Space & Communications, Inc. for US$100.40, in which payment occurred in March 2021.

5.   PARTNERS’ CAPITAL
On November 12, 2020, Telesat Partnership issued the following partnership units:
	Number of partnership units	Stated value
General partnership units	50	$500
Class X LP units	10	100
Partners’ capital		$600
The authorized partnership units of Telesat Partnership is comprised of an unlimited number of general partner units and class X limited partner units.
No incremental partnership units were issued for the period from November 12, 2020 through December 31, 2020 or for the nine-month period ended September 30, 2021.
6.   TRANSACTION AND SUBSEQUENT EVENTS
On November 23, 2020, Telesat Partnership entered into a Transaction Agreement and Plan of Merger with, Telesat Canada (“Telesat”), Telesat Corporation (“Telesat Corporation”), Telesat CanHold Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). Upon completion, the integration transaction (the “Transaction”) will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat who sign stockholder contribution agreements or optionholder exchange agreements (principally current or former management) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
In furtherance of the Transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 was mailed to Loral’s stockholders in connection with the special meeting of Loral stockholders.
On August 6, 2021, Telesat was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.
On August 23, 2021, Loral Space & Communications Inc. reconvened a special meeting of their stockholders to vote on the Transaction. The Transaction was approved by Loral’s stockholders at the meeting.

TELESAT PARTNERSHIP AUDITED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Director of Telesat Corporation as general partner of Telesat Partnership LP
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Telesat Partnership LP (the “Partnership”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
November 9, 2021
We have served as the Partnership’s auditor since 2020.

TELESAT PARTNERSHIP LP
CONSOLIDATED BALANCE SHEET
AS OF December 31, 2020
(in Canadian dollars)	Note
Assets
Current assets
Cash		$600
Partners’ capital
Partners’ capital	4	$600
See accompanying notes to the consolidated balance sheet

TELESAT PARTNERSHIP LP
NOTES TO THE DECEMBER 31, 2020 CONSOLIDATED BALANCE SHEET
1.
BACKGROUND OF TELESAT PARTNERSHIP

Telesat Partnership LP (“Telesat Partnership”) was registered under the laws of Ontario on November 12, 2020. Telesat Partnership has not commenced operations. Telesat Partnership has its registered office located at 160 Elgin Street, Ottawa, Ontario, K2P 2P7.
The consolidated balance sheet as at December 31, 2020 was authorized for issue by the general partner, Telesat Corporation, on November 8, 2021.
2.
BASIS OF PRESENTATION

Statement of Compliance
The consolidated balance sheet of Telesat Partnership as at December 31, 2020 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Basis of Consolidation
The consolidated balance sheet include the results of the sole subsidiary controlled by Telesat Partnership, Telesat CanHold Corporation (“Telesat CanHoldco”). Control is achieved when Telesat Partnership has power over the entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of the return.
3.
SIGNIFICANT ACCOUNTING POLICIES

The consolidated balance sheet is presented in Canadian dollars and was prepared on a going concern basis, under the historical cost convention.
The principal accounting policies applied in the preparation of the balance sheet are set out below.
Cash
Cash consists of proceeds generated on the issuance of partnership units.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat.
4.
PARTNERS’ CAPITAL

On November 12, 2020, Telesat Partnership issued the following partnership units:
	Number of partnership units	Standard value
General partnership units	50	$500
Class X LP units	10	100
Partners’ capital		$600
The authorized partnership units of Telesat Partnership is comprised of an unlimited number of general partner units and class X limited partner units.
No incremental partnership units were issued for the period from November 12, 2020 through December 31, 2020.

5.
TRANSACTION AND SUBSEQUENT EVENTS

On November 23, 2020, Telesat Partnership entered into a Transaction Agreement and Plan of Merger with, Telesat Canada (“Telesat”), Telesat Corporation (“Telesat Corporation”), Telesat CanHold Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). Upon completion, the integration transaction (the “Transaction”) will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat who sign stockholder contribution agreements or optionholder exchange agreements (principally current or former management) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
On November 23, 2020, Telesat Partnership subscribed for five shares of Series B Preferred stock of Loral Space & Communications, Inc. for US$100.40, in which payment occurred in March 2021.
In furtherance of the Transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 was mailed to Loral’s stockholders in connection with the special meeting of Loral stockholders.
On August 6, 2021, Telesat was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.
On August 23, 2021, Loral Space & Communications Inc. reconvened a special meeting of their stockholders to vote on the Transaction. The Transaction was approved by Loral’s stockholders at the meeting.
On closing of the Transaction, the shares of Telesat Corporation will be listed on the Nasdaq Global Select Market and the parties have also applied for a listing on the Toronto Stock Exchange. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the remaining required regulatory approvals and other customary conditions. There can be no assurance that the Transaction will close as described.

LORAL SPACE & COMMUNICATIONS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)
	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$19,986	$31,631
Income tax refund receivable	1,299	1,228
Other current assets	1,194	1,232
Total current assets	22,479	34,091
Right-of-use asset	159	342
Investments in affiliates	241,499	192,664
Deferred tax assets	29,280	27,339
Other assets	31	33
Total assets	$293,448	$254,469
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued employment costs	$9,759	$2,839
Other current liabilities	2,534	2,002
Total current liabilities	12,293	4,841
Pension and other post-retirement liabilities	19,214	20,181
Other liabilities	20,667	19,914
Total liabilities	52,174	44,936
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized	—	—
Series A junior participating preferred stock, $0.01 par value, 50,000 shares authorized, no shares issued and outstanding	—	—
Series B preferred stock, $0.01 par value, 5 shares authorized, 5 issued and outstanding	—	—
Common Stock:
Voting common stock, $0.01 par value; 50,000,000 shares authorized, 21,581,572 issued	216	216
Non-voting common stock, $0.01 par value; 20,000,000 shares authorized 9,505,673 issued and outstanding	95	95
Paid-in capital	1,019,988	1,019,988
Treasury stock (at cost), 154,494 shares of voting common stock	(9,592)	(9,592)
Accumulated deficit	(702,203)	(729,202)
Accumulated other comprehensive loss	(67,230)	(71,972)
Total shareholders’ equity	241,274	209,533
Total liabilities and shareholders’ equity	$293,448	$254,469
See notes to condensed consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(In thousands, except per share amounts)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
General and administrative expenses	$(8,745)	$(1,725)	$(12,374)	$(5,174)
Recovery of affiliate doubtful receivable	—	5,854	—	5,854
Operating (loss) income	(8,745)	4,129	(12,374)	680
Interest and investment income	2	16	5	1,045
Interest expense	(8)	(9)	(19)	(20)
Other expense	(2,362)	(2,300)	(6,834)	(6,440)
(Loss) income before income taxes and equity in net (loss) income of affiliates	(11,113)	1,836	(19,222)	(4,735)
Income tax benefit (provision)	829	(309)	1,252	(956)
(Loss) income before equity in net (loss) income of affiliates	(10,284)	1,527	(17,970)	(5,691)
Equity in net (loss) income of affiliates	(14,924)	49,645	44,969	9,086
Net (loss) income	(25,208)	51,172	26,999	3,395
Other comprehensive income (loss), net of tax	8,343	(7,220)	4,742	6,891
Comprehensive (loss) income	$(16,865)	$43,952	$31,741	$10,286
Net (loss) income per share:
Basic	$(0.81)	$1.65	$0.87	$0.11
Diluted	$(0.81)	$1.64	$0.83	$0.11
Weighted average common shares outstanding:
Basic	30,933	30,933	30,933	30,933
Diluted	30,933	31,026	31,032	31,017
See notes to condensed consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)
(Unaudited)
	Common Stock				Paid-In Capital	Treasury Stock Voting		Accumulated Deficit	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Voting		Non-Voting
	Shares Issued	Amount	Shares Issued	Amount		Shares	Amount
Balance, January 1, 2020	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(605,766)	$(54,914)	$350,027
Net loss								(47,777)
Other comprehensive income									14,111
Comprehensive loss										(33,666)
Common dividend paid ($5.50 per share)								(170,130)		(170,130)
Balance, June 30, 2020	21,582	216	9,506	95	1,019,988	154	(9,592)	(823,673)	(40,803)	146,231
Net income								51,172
Other comprehensive loss									(7,220)
Comprehensive income										43,952
Balance, September 30, 2020	21,582	216	9,506	95	1,019,988	154	(9,592)	(772,501)	(48,023)	190,183
Net income								89,698
Other comprehensive loss									(23,949)
Comprehensive income										65,749
Common dividend paid ($1.50 per share)								(46,399)		(46,399)
Balance, December 31, 2020	21,582	216	9,506	95	1,019,988	154	(9,592)	(729,202)	(71,972)	209,533
Net income								52,207
Other comprehensive loss									(3,601)
Comprehensive income										48,606
Balance, June 30, 2021	21,582	216	9,506	95	1,019,988	154	(9,592)	(676,995)	(75,573)	258,139
Net loss								(25,208)
Other comprehensive income									8,343
Comprehensive loss										(16,865)
Balance, Sept 30, 2021	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(702,203)	$(67,230)	$241,274
See notes to condensed consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Nine Months Ended September 30,
	2021	2020
Operating activities:
Net income	$26,999	$3,395
Adjustments to reconcile net income to net cash used in operating activities
Non-cash operating items (Note 2)	(46,042)	(14,231)
Changes in operating assets and liabilities:
Other current assets	38	6,010
Accrued employment costs and other current liabilities	7,645	(117)
Income tax refund receivable, net of payable	(72)	(945)
Pension and other post-retirement liabilities	(966)	(1,833)
Other liabilities	753	2,170
Net cash used in operating activities	(11,645)	(5,551)
Financing activities:
Dividend paid	—	(170,130)
Net cash used in financing activities	—	(170,130)
Cash, cash equivalents and restricted cash – period decrease	(11,645)	(175,681)
Cash, cash equivalents and restricted cash (Note 2) – beginning of year	31,935	259,371
Cash, cash equivalents and restricted cash (Note 2) – end of period	$20,290	$83,690
See notes to condensed consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1.   Organization and Principal Business
Loral Space & Communications Inc., together with its subsidiaries (“Loral,” the “Company,” “we,” “our” and “us”) is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
On November 23, 2020, Loral entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Telesat Canada, a Canadian corporation (“Telesat”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“Telesat Corporation”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation (the “Transaction”).
The Transaction Agreement contains a number of customary conditions that must be fulfilled to complete the Transaction, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR Fund Management LLC (“MHR”), PSP, any other party to the Transaction Agreement or certain of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange; (v) no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) the accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of a registration statement on Form F-4 in connection with the Transaction (the “Registration Statement”) and the issuance of a receipt for each of the Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no U.S., Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or pled nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables. If the parties have confirmed that all the conditions are satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Transaction (the “Closing”), but which conditions are capable of being satisfied at the Closing), then PSP and Loral will each have the right to extend the Closing for any number of periods of up to 30 days each and no longer than 120 days in the aggregate, from the date on which the Closing otherwise would have occurred. If the Closing is extended, the Closing will occur on the first two consecutive business days commencing on the fifth business day after the expiration of the final extension period on which the conditions are satisfied or waived (other than the conditions (i) with respect to no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred, (ii) that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (iii) if PSP extends the Closing, with respect to a civil or criminal legal proceeding alleging that Loral or any of its subsidiaries (excluding XTAR, LLC (“XTAR”) and Globalstar de Mexico, S. de R.L. de C.V. (“GdM”) and their subsidiaries), has criminally violated a law).
On August 6, 2021, Loral was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s and XTAR’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies.
On August 23, 2021, at a reconvened special meeting of stockholders of the Company, Loral stockholders approved the Transaction and related proposals. In addition, on August 23, 2021, Loral was notified by the Committee on Foreign Investment in the United States (“CFIUS”) that CFIUS had concluded its review of the Transaction and had determined that there were no unresolved national security concerns.
As of the date hereof, consummation of the Closing remains subject to the satisfaction or waiver of certain conditions, including the issuance by the applicable Canadian securities regulator of a receipt for the Canadian prospectus in respect of the Transaction and the listing of the Class A common shares and Class B variable voting shares of Telesat Corporation on a U.S. securities exchange. Telesat has informed the parties to the Transaction Agreement that it expects to satisfy those conditions later this month. Accordingly, the parties currently expect that the two-day Closing provided for in the Transaction Agreement will occur on November 18, 2021 and November 19, 2021, subject to the satisfaction or waiver of all of the conditions to Closing, and Loral has announced that the election deadline for election by stockholders of the Transaction consideration is 5:00 p.m. New York City time on November 15, 2021.
Under the terms of the Transaction Agreement, each of Loral and PSP has the right to terminate the Transaction Agreement after the Outside Date (defined as the date that is twelve months following November 23, 2020 subject to certain extension rights as specified in the Transaction Agreement) if the Closing has not occurred by the proposed termination date. Because there can be no assurance that the Closing will occur when currently expected, the parties to the Transaction Agreement and the parties to the Voting Support Agreement, dated as of November 23, 2020, by and among Telesat, Loral, PSP and certain affiliates of MHR Fund Management LLC party thereto executed on November 3, 2021 a waiver, waiving, among other things, until December 23, 2021, their rights to terminate the Transaction Agreement as a result of the Closing not having occurred prior to the Outside Date. The foregoing description of the waiver is not complete and is qualified in its entirety by reference to the waiver, a copy of which is filed as Exhibit 10.1 to this Report.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6.55 million or $22.91 million or to pay to PSP a “breach” fee of $40.0 million, in each case as provided in the Transaction Agreement.
Expenses related to the Transaction included in other expense in our statements of operations were $2.3 million and $2.2 million for the three months ended September 30, 2021 and 2020, respectively, and $6.6 million and $6.0 million for the nine months ended September 30, 2021 and 2020, respectively.
Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Loral holds a 62.6% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our ownership interest in Telesat (see Note 5).
Telesat owns and leases a satellite fleet that operates in geostationary earth orbit approximately 22,000 miles above the equator. In this orbit, satellites remain in a fixed position relative to points on the earth’s surface and provide reliable, high-bandwidth services anywhere in their coverage areas, serving as the backbone for many forms of telecommunications. Telesat is also developing Telesat Lightspeed, a global constellation of low earth orbit (“LEO”) satellites. LEO satellites operate in a circular orbit around the earth with an altitude typically between 500 and 870 miles. Unlike geostationary orbit satellites that operate in a fixed orbital location above the equator, LEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over geostationary orbit satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with, or potentially better than, terrestrial services.
2.   Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (“SEC”) and, in our opinion, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows as of the balance sheet dates presented and for the periods presented. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to SEC rules. We believe that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full year.
The December 31, 2020 balance sheet has been derived from the audited consolidated financial statements at that date. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our latest Annual Report on Form 10-K filed with the SEC.
Investments in Affiliates
Our ownership interest in Telesat is accounted for using the equity method of accounting under U.S. GAAP. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP. Income and losses of Telesat are recorded based on our economic interest. The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned Space Systems/Loral, LLC (formerly known as Space Systems/Loral, Inc.) (“SSL”) and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets. Non-refundable cash distributions received from Telesat in excess of our initial investment and our share of cumulative equity in comprehensive income of Telesat, net of cash distributions received in prior periods, are recorded as equity in net income of Telesat (“Excess Cash Distribution”) since we have no obligation to provide future financial support to Telesat. After receiving an Excess Cash Distribution, we do not record additional equity in net income of Telesat until our share of Telesat’s future net income exceeds the Excess Cash Distribution. Equity in losses of affiliates is not recognized after the carrying value of an investment, including advances and loans, has been reduced to zero, unless guarantees or other funding obligations exist. We had no guarantees or other funding obligations for our equity method investments as of September 30, 2021 and December 31, 2020. We use the nature of distribution approach to classify distributions from equity method investments on the statements of cash flows. The Company monitors its equity method investments for factors indicating other-than-temporary impairment. An impairment loss is recognized when there has been a loss in value of the affiliate that is other-than-temporary.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of income (loss) reported for the period. Actual results could materially differ from estimates.
Significant estimates also included the allowances for doubtful accounts, income taxes, including the valuation of deferred tax assets, the fair value of liabilities indemnified, the dilutive effect of Telesat stock options (see Note 10) and our pension liabilities.
Cash, Cash Equivalents and Restricted Cash
As of September 30, 2021, the Company had $20.0 million of cash and cash equivalents. Cash and cash equivalents include liquid investments, primarily money market funds, with maturities of less than 90 days at the time of purchase. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date.
On April 30, 2020, the Company’s Board of Directors declared a special dividend of $5.50 per share for an aggregate dividend of approximately $170.1 million. The special dividend was paid on May 28, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on May 14, 2020.
On November 23, 2020, the Company’s Board of Directors declared a special dividend of $1.50 per share for an aggregate dividend of approximately $46.4 million. The special dividend was paid on December 17, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on December 4, 2020.
As of September 30, 2021 and December 31, 2020, the Company had restricted cash of $0.3 million, representing the amount pledged as collateral to the issuer of a standby letter of credit (the “LC”). The LC, which expires in February 2022, has been provided as a guaranty to the lessor of our corporate offices.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheet to the condensed consolidated statement of cash flows (in thousands):
	September 30, 2021	December 31, 2020
Cash and cash equivalents	$19,986	$31,631
Restricted cash included in other current assets	304	304
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$20,290	$31,935
Concentration of Credit Risk
Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and receivables. Our cash and cash equivalents are maintained with high-credit-quality financial institutions. As of September 30, 2021 and December 31, 2020, our cash and cash equivalents were invested primarily in two liquid government AAA money market funds. Such funds are not insured by the Federal Deposit Insurance Corporation. The dispersion across funds reduces the exposure of a default at any one fund. As a result, management believes that its potential credit risks are minimal.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1:   Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.
Level 2:   Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3:   Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring and non-recurring basis (in thousands):
	September 30, 2021			December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents:
Money market funds	$18,170	$—	$—	$29,166	$—	$—
Other current assets:
Indemnification – Sale of SSL	—	—	598	—	—	598
Liabilities
Other liabilities:
Indemnification – Globalstar do Brasil S.A.	$—	$—	$145	$—	$—	$145
The carrying amount of money market funds approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of September 30, 2021 and December 31, 2020.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.
The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A. (“GdB”), originally determined using expected value analysis, is net of payments since inception.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.
Income Taxes
Loral and its subsidiaries are subject to U.S. federal, state and local income taxation on their worldwide income and foreign taxation on certain income from sources outside the United States. Telesat is subject to tax in Canada and other jurisdictions, and Loral will provide in each period any additional U.S. current and deferred tax required on actual or deemed distributions from Telesat, including Global Intangible Low Taxed Income (“GILTI”). Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse.
Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized.
The tax benefit of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns is recognized only if it is “more likely than not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.
Earnings per Share
Basic earnings per share are computed based upon the weighted average number of shares of voting and non-voting common stock outstanding during each period. Shares of non-voting common stock are in all respects identical to and treated equally with shares of voting common stock except for the absence of voting rights (other than as provided in Loral’s Amended and Restated Certificate of Incorporation which was ratified by Loral’s stockholders on May 19, 2009). Diluted earnings per share are based on the weighted average number of shares of voting and non-voting common stock outstanding during each period, adjusted for the effect of unconverted restricted stock units. For diluted earnings per share, earnings are adjusted for the dilutive effect of Telesat stock options and restricted share units.
Recent Accounting Pronouncements
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019- 12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 is expected to reduce the cost and complexity related to accounting for income taxes. The new guidance removes certain exceptions to the general principles in Accounting Standards Codification 740 and improves how financial statement preparers will apply certain income tax-related guidance. The ASU is part of the FASB’s simplification initiative to make narrow-scope improvements to accounting standards through a series of short-term projects. The new guidance, effective for the Company on January 1, 2021, did not have a material impact on our condensed consolidated financial statements.
Additional Cash Flow Information
The following represents non-cash activities and supplemental information to the condensed consolidated statements of cash flows (in thousands):

	Nine Months Ended September 30,
	2021	2020
Non-cash operating items:
Equity in net income of affiliates	$(44,969)	$(9,086)
Deferred taxes	(2,175)	(253)
Depreciation	2	3
Right-of-use asset, net of lease liability	(10)	(4)
Recovery of affiliate doubtful receivable	—	(5,854)
Amortization of prior service credit and actuarial loss	1,110	963
Net non-cash operating items	$(46,042)	$(14,231)
Supplemental information:
Interest paid	$19	$20
Income tax refunds	$2	$178
Income tax payments	$242	$190
3.   Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss, net of tax, are as follows (in thousands):
	Pension and Other Post-retirement Benefits	Equity in Telesat-related Other Comprehensive Loss	Accumulated Other Comprehensive Loss
Balance, January 1, 2020	$(16,167)	$(38,747)	$(54,914)
Other comprehensive loss before reclassification	(3,852)	(14,232)	(18,084)
Amounts reclassified from accumulated other comprehensive loss	1,026	—	1,026
Net current-period other comprehensive loss	(2,826)	(14,232)	(17,058)
Balance, December 31, 2020	(18,993)	(52,979)	(71,972)
Other comprehensive income before reclassification	—	3,864	3,864
Amounts reclassified from accumulated other comprehensive loss	878	—	878
Net current-period other comprehensive income	878	3,864	4,742
Balance, September 30, 2021	$(18,115)	$(49,115)	$(67,230)
The components of other comprehensive income (loss) and related tax effects are as follows (in thousands):
	Three Months Ended September 30,
	2021			2020
	Before-Tax Amount	Tax Provision	Net-of-Tax Amount	Before-Tax Amount	Tax (Provision) Benefit	Net-of-Tax Amount
Amortization of prior service credits and net actuarial loss	$370(a)	$(76)	$294	$321(a)	$(68)	$253
Equity in Telesat-related other comprehensive income (loss)	8,052	(3)	8,049	(7,477)	4	(7,473)
Other comprehensive income (loss)	$8,422	$(79)	$8,343	$(7,156)	$(64)	$(7,220)

	Nine Months Ended September 30,
	2021			2020
	Before-Tax Amount	Tax Provision	Net-of-Tax Amount	Before-Tax Amount	Tax Provision	Net-of-Tax Amount
Amortization of prior service credits and net actuarial loss	$1,110(a)	$(232)	$878	$963(a)	$(202)	$761
Equity in Telesat-related other comprehensive income	3,866	(2)	3,864	6,132	(2)	6,130
Other comprehensive income	$4,976	$(234)	$4,742	$7,095	$(204)	$6,891

(a)
Reclassifications are included in other expense.

4.   Other Current Assets
Other current assets consists of (in thousands):
	September 30, 2021	December 31, 2020
Restricted cash (see Note 2)	$304	$304
Indemnification receivable from SSL for pre-closing taxes (see Note 13)	598	598
Due from affiliates	17	88
Prepaid expenses	275	240
Other	—	2
	$1,194	$1,232
5.   Investments in Affiliates
Investments in affiliates consist of (in thousands):
	September 30, 2021	December 31, 2020
Telesat	$241,499	$192,664
Equity in net (loss) income of affiliates consists of (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Telesat	$(14,924)	$49,645	$44,969	$9,086
Telesat
As of September 30, 2021 and December 31, 2020, we held a 62.6% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our majority economic interest in Telesat because we own 32.6% of the voting stock and do not exercise control by other means to satisfy the U.S. GAAP requirement for treatment as a consolidated subsidiary. We have also concluded that Telesat is not a variable interest entity for which we are the primary beneficiary. Loral’s equity in net income or loss of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. Our proportionate share of Telesat’s net income or loss is based on our economic interest as our holdings consist of common stock and non-voting participating preferred shares that have all the rights of common stock with respect to dividends, return of capital and surplus distributions, but have no voting rights.
In addition to recording our share of equity in net income of Telesat, we also recorded our share of equity in other comprehensive income of Telesat of $3.9 million for the nine months ended September 30, 2021.

The ability of Telesat to pay dividends or certain other restricted payments in cash to Loral is governed by applicable covenants in Telesat’s debt and shareholder agreements. Telesat’s credit agreement governing its senior secured credit facilities limits, among other items, Telesat’s ability to incur debt and make dividend payments if the total leverage ratio (“Total Leverage Ratio”) is above 4.50:1.00, with certain exceptions. As of September 30, 2021, Telesat’s Total Leverage Ratio was 5.60:1.00. Telesat was permitted, however, to pay annual consulting fees of $5.0 million to Loral in cash under a consulting agreement which expired in October 2021 (see Note 14).
On April 27, 2021, Telesat issued $500 million in aggregate principal amount of 5.625% senior secured notes maturing on December 6, 2026 (the “5.625% Senior Secured Notes”).
Interest on the 5.625% Senior Secured Notes will be payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.
The 5.625% Senior Secured Notes indenture includes covenants and terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in the 5.625% Senior Secured Notes indenture.
In April 2021, Telesat cancelled 6,197,776 issued and outstanding vested and unvested stock options.
In April 2021, Telesat approved the adoption of a restricted share unit (“Telesat RSU”) plan. A total of 3,660,000 non-voting participating preferred shares are reserved for issuance upon vesting of the Telesat RSUs awarded under the Telesat RSU plan, provided that the aggregate number of non-voting participating preferred shares issuable under the Telesat RSU plan (and under all other share compensation arrangements) does not exceed 10% of the total number of non-voting participating preferred shares outstanding from time to time (on a non-diluted basis).
In April 2021, 3,530,000 Telesat RSUs were granted under the Telesat RSU plan with 130,000 Telesat RSUs remaining available for grant under the Telesat RSU plan.
The following table presents summary financial data for Telesat in accordance with U.S. GAAP as of September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and 2020 (in thousands):
	September 30, 2021	December 31, 2020
Balance Sheet Data:
Current assets	$1,304,567	$703,210
Total assets	4,501,504	3,943,875
Current liabilities	150,873	129,849
Long-term debt	2,979,716	2,483,256
Total liabilities	3,597,358	3,140,747
Shareholders’ equity	904,146	803,128

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Statement of Operations Data:
Revenues	$153,334	$152,081	$457,052	$460,407
Operating expenses	(33,099)	(32,325)	(115,594)	(101,106)
Depreciation and amortization	(43,410)	(44,888)	(131,977)	(133,336)
Other operating expense	(23)	(26)	(587)	(182)
Operating income	76,802	74,842	208,894	225,783
Interest expense	(40,501)	(37,715)	(111,517)	(115,947)
Foreign exchange (loss) gain	(55,138)	48,943	908	(74,387)
Gain (loss) on financial instruments	3,955	246	7,749	(11,643)
Other (loss) income	(88)	527	(1,164)	4,865
Income tax provision	(10,590)	(9,053)	(38,273)	(18,509)
Net (loss) income	$(25,560)	$77,790	$66,597	$10,162
Other
We own 56% of the ordinary membership interests of XTAR, a joint venture between us and Hisdesat Servicios Estrategicos, S.A. (“Hisdesat”) of Spain. Hisdesat owns the remaining 44% of the ordinary membership interests and all of XTAR’s Class A membership interests, which have liquidation priority over the ordinary membership interests. We account for our ownership interest in XTAR under the equity method of accounting because we do not control certain of its significant operating decisions. We have also concluded that XTAR is not a variable interest entity for which we are the primary beneficiary. As of September 30, 2021 and December 31, 2020, the carrying value of our investment in XTAR was zero. Beginning January 1, 2016, we discontinued providing for our allocated share of XTAR’s net losses as our investment was reduced to zero and we have no commitment to provide further financial support to XTAR.
Prior to July 1, 2020, XTAR owned and operated an X-band satellite, XTAR — EUR (the “Satellite”) located at the 29° E.L. orbital slot (the “Orbital Slot”). In addition, prior to July 1, 2020, XTAR leased from Hisdesat 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L. (the “Transponder Lease”). On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship, including, among other things, the following: (i) Hisdesat purchased the Satellite and certain assets related to operation of the Satellite (the “Purchased Assets”) from XTAR; (ii) XTAR’s agreement with Hisdesat to operate the Satellite at the Orbital Slot was terminated and the rights and licenses to operate the Satellite at the Orbital Slot reverted to Hisdesat; (iii) the Transponder Lease was terminated; (iv) XTAR and Hisdesat entered into an agreement under which XTAR will continue to market and sell capacity on the Satellite and on the Spainsat satellite; (v) XTAR and Loral terminated the management agreement between them (the “Loral Management Agreement”) under which, until December 31, 2013, XTAR was charged a quarterly management fee for services provided by Loral; and (vi) Loral granted to Hisdesat an option to acquire for nominal consideration, subject to receipt of all required regulatory approvals, Loral’s membership interests in XTAR. As of the date of this report, Hisdesat has not exercised this option. On July 2, 2020, Loral received from XTAR $5.9 million from the proceeds of the sale of the Purchased Assets in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
As of September 30, 2021 and December 31, 2020, the Company also held an indirect ownership interest in GdM which currently serves as the exclusive service provider for Globalstar service in Mexico. The Company accounts for this ownership interest using the equity method of accounting. As of September 30, 2021 and December 31, 2020, the carrying value of this investment was zero. Loral has written-off its investment in this company and has no future funding requirements relating to this investment. Accordingly, there is no requirement for us to provide for our allocated share of GdM’s net losses. GdM is currently in the process of dissolution and liquidation in Mexico, and Loral believes that it will not have any liability associated with GdM upon completion of this process.

6.   Other Current Liabilities
Other current liabilities consist of (in thousands):
	September 30, 2021	December 31, 2020
Operating lease liability	$152	$345
Due to affiliate	106	98
Accrued professional fees	1,850	1,287
Pension and other post-retirement liabilities	83	82
Accrued liabilities	343	190
	$2,534	$2,002
7.   Income Taxes
The following summarizes our income tax benefit (provision) (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Current income tax provision	$(294)	$(262)	$(923)	$(1,209)
Deferred income tax benefit (provision)	1,123	(47)	2,175	253
Income tax benefit (provision)	$829	$(309)	$1,252	$(956)
For the nine month periods ended September 30, 2021 and 2020, our income tax benefit (provision) is computed by applying an expected effective annual tax rate against the pre-tax results for each period (after adjusting for certain tax items that are discrete to each period). For the three month periods ended September 30, 2021 and 2020, this amount is then reduced by the tax (provision) benefit recorded for the six months ended June 30, 2021 and 2020. The current income tax provision for each period includes our anticipated income tax liability related to GILTI from Telesat and our provision for UTPs. After utilizing our net operating loss (“NOL”) carryforwards and allowable tax credits, federal income tax on GILTI from Telesat was zero for each period. The deferred income tax benefit (provision) for each period includes the impact of equity in net (loss) income of affiliates from our condensed consolidated statement of operations and the periodic effect of our accounting for GILTI. For the three and nine months ended September 30, 2020, the Coronavirus Aid, Relief, and Economic Security Act, which was signed into law on March 27, 2020, provided a deferred income tax benefit of $2.2 million and $5.7 million, respectively. Since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets was valued at zero as of September 30, 2021 and December 31, 2020.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal NOLs from expiring and realize the benefit of all remaining deferred tax assets.
The following summarizes amounts for UTPs included in our income tax benefit (provision) (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Current provision for UTPs	$(257)	$(244)	$(753)	$(1,052)
Deferred benefit for UTPs	52	50	115	222
Tax provision for UTPs	$(205)	$(194)	$(638)	$(830)

As of September 30, 2021, we had unrecognized tax benefits relating to UTPs of $43 million. The Company recognizes interest and penalties related to income taxes in income tax expense on a quarterly basis. As of September 30, 2021, we have accrued no penalties and approximately $4.1 million for the potential payment of tax-related interest.
With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to 2014. Earlier years related to certain foreign jurisdictions remain subject to examination. To the extent allowed by law, the tax authorities may have the right to examine prior periods where NOLs were generated and carried forward, and make adjustments up to the amount of the NOL carryforward. While we intend to contest any future tax assessments for uncertain tax positions, no assurance can be provided that we would ultimately prevail. In October 2021, the statute of limitations for assessment of additional tax expired with regard to certain UTPs, which is expected to result in a reduction to our unrecognized tax benefits of approximately $16.4 million. Pursuant to the purchase agreement for the sale of SSL, we are obligated to indemnify SSL for certain taxes related to periods prior to the closing of the transaction.
As of September 30, 2021, if our positions are sustained by the taxing authorities, the Company’s income tax provision would be reduced by approximately $9.1 million. Other than as described above, we anticipate no other significant changes to our unrecognized tax benefits during the next twelve months.
8.   Other Liabilities
Other liabilities consist of (in thousands):
	September 30, 2021	December 31, 2020
Indemnification liabilities – other (see Note 13)	$145	$145
Liabilities for uncertain tax positions	20,522	19,769
	$20,667	$19,914
9.   Stock-Based Compensation
Stock Plans
The Loral amended and restated 2005 stock incentive plan (the “Stock Incentive Plan”) which allowed for the grant of several forms of stock-based compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards, had a ten-year term and has expired. As of September 30, 2021 and 2020, outstanding and unconverted restricted stock units (“RSUs”) were 98,917 and 92,857, respectively, that are vested and do not expire.
We paid special dividends of $5.50 per share in the second quarter of 2020 (see Note 2) and $1.50 per share in the fourth quarter of 2020 for an aggregate dividend amount of $216.5 million. In accordance with Loral’s Stock Incentive Plan, an equitable adjustment was made to outstanding stock-based awards to reflect the cash dividend. As a result, RSUs outstanding under the Stock Incentive Plan increased by 17,595 during the second quarter of 2020 and by 6,060 during the fourth quarter of 2020.
10.   Earnings Per Share
Telesat has awarded employee stock options, which, if exercised, would result in dilution of Loral’s economic ownership interest in Telesat from 62.6% to approximately 61.1%.
The following table presents the dilutive impact of Telesat stock options on Loral’s reported net income for the purpose of computing diluted earnings per share (in thousands):

	Three Months Ended September 30,	Nine Months Ended September 30,
	2020	2021	2020
Net income – basic	$51,172	$26,999	$3,395
Less: Adjustment for dilutive effect of Telesat stock options	(257)	(1,129)	(46)
Net income – diluted	$50,915	$25,870	$3,349
Telesat stock options are excluded from the calculation of diluted loss per share for the three months ended September 30, 2021 as the effect would be antidilutive.
Basic income per share is computed based upon the weighted average number of share of voting and non-voting common stock outstanding. The following is the computation of common shares outstanding for diluted earnings per share (in thousands):
	Three Months Ended September 30, 2020	Nine Months Ended September 30,
		2021	2020
Weighted average common shares outstanding	30,933	30,933	30,933
Unconverted restricted stock units	93	99	84
Common shares outstanding for diluted earnings per share	31,026	31,032	31,017
For the three months ended September 30, 2021, the following unconverted restricted stock units are excluded from the calculation of diluted loss per share as the effect would have been antidilutive (in thousands):
Three Months Ended September 30, 2021
Unconverted restricted stock units	99
11.   Pensions and Other Employee Benefit Plans
The following tables provide the components of net periodic cost for our qualified retirement plan (the “Pension Benefits”) and health care and life insurance benefits for retired employees and dependents (the “Other Benefits”) for the three and nine months ended September 30, 2021 and 2020 (in thousands):
	Pension Benefits Three Months Ended September 30,		Other Benefits Three Months Ended September 30,
	2021	2020	2021	2020
Service cost(1)	$176	$176	$—	$—
Interest cost(2)	377	441	3	4
Expected return on plan assets(2)	(684)	(663)	—	—
Amortization of net actuarial loss (gain)(2)	370	322	—	(1)
Net periodic cost	$239	$276	$3	$3
	Pension Benefits Nine Months Ended September 30,		Other Benefits Nine Months Ended September 30,
	2021	2020	2021	2020
Service cost(1)	$528	$528	$—	$—
Interest cost(2)	1,130	1,324	9	12
Expected return on plan assets(2)	(2,051)	(1,989)	—	—
Amortization of net actuarial loss (gain)(2)	1,110	966	—	(3)
Net periodic cost	$717	$829	$9	$9

(1)
Included in general and administrative expenses.

(2)
Included in other expense.

12.   Financial Instruments, Derivative Instruments and Hedging
Financial Instruments
The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.
Foreign Currency
We are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, we attempt to denominate all contracts in U.S. dollars. Where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.
Derivatives and Hedging Transactions
There were no derivative instruments as of September 30, 2021 and December 31, 2020.
13.   Commitments and Contingencies
Financial Matters
In connection with the Closing, the employment of each Loral employee will be terminated. For the three months ended September 30, 2021, we charged approximately $7.2 million to general and administrative expenses, mainly for severance and related costs, and expect to make cash payments to the terminated employees at the Closing.
In 2012, we sold our former subsidiary, SSL, to MDA Communications Holdings, Inc., a subsidiary of Maxar Technologies Inc. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (“MDA”). Under the terms of the purchase agreement, we are obligated to indemnify MDA and its affiliates from liabilities with respect to certain pre-closing taxes. Our condensed consolidated balance sheets include an indemnification refund receivable of $0.6 million as of September 30, 2021 and December 31, 2020. Certain tax assessments against SSL for 2007 to 2010 have been settled, resulting in our having received during the second and third quarters of 2019 refunds of prior indemnification payments totaling $1.8 million. The remaining receivable as of September 30, 2021 represents payments to date over the estimated fair value of the remaining liability for our indemnification of SSL pre-closing taxes where the final amounts have not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
In connection with the sale in 2008 by Loral and certain of its subsidiaries and DASA Globalstar LLC to Globalstar Inc. of their respective interests in GdB, the Globalstar Brazilian service provider, Loral agreed to indemnify Globalstar Inc. and GdB for certain GdB pre-closing liabilities, primarily related to Brazilian taxes. Our condensed consolidated balance sheets include liabilities of $0.1 million as of September 30, 2021 and December 31, 2020 for indemnification liabilities relating to the sale of GdB.
See Note 14 — Related Party Transactions — Transactions with Affiliates — Telesat for commitments and contingencies relating to our agreement to indemnify Telesat for certain liabilities.
Lease Arrangements
We lease a facility and certain equipment under agreements expiring at various dates. We may renew, extend or modify the lease covering our facilities as needed. In March 2021, the operating lease for our corporate offices was modified by extending the lease expiration date from June 30, 2021 to December 31, 2021 and decreasing the rent for the extension period. The facility lease modification was accounted for by remeasuring the lease liability and adjusting the carrying amount of the right-of-use asset by the amount of the remeasurement of the lease liability as of March 31, 2021. We have no sublease income in any of the periods presented.

Lease costs expensed for the three and nine months ended September 30, 2021 and 2020 were as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Rent Expense	$160	$174	$494	$521
Lease payments for the nine months ended September 30, 2021 were $0.5 million. The remaining lease term as of September 30, 2021 is three months and we used a discount rate of 7.5% to compute the lease liability. The right-of-use asset is being amortized over the life of the lease.
The following is a reconciliation of the lease liability to future lease payments as of September 30, 2021 (in thousands):
Operating lease payments – (October 1, 2021 to December 31, 2021)	153
Less: Future interest	1
Operating lease liability	$152
Amounts recognized in Balance Sheet
Other current liabilities	$152
Legal Proceedings
   Litigation Related to the Transaction
Southern District of New York Litigation.   On May 5, 2021, Guy Coffman filed a complaint (Civil Action No. 1:21-cv-04007, the “Coffman Complaint”) in the United States District Court for the Southern District of New York against Loral and the members of the Loral Board (the “Individual Defendants”). Also on May 5, 2021, Shiva Stein filed a complaint (Civil Action No. 1:21-cv-04018, the “Stein Complaint”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants. On May 7, 2021, Julia Marshall filed a complaint (Civil Action No. 1:21-cv-04128, the “Marshall Complaint”) in the United States District Court for the Southern District of New York against Loral, the Individual Defendants and Merger Sub (collectively, the “Loral Defendants”); the Marshall Complaint also named as defendants Telesat, Telesat Corporation, Telesat Partnership and Telesat CanHoldco (together, the “Telesat Defendants”) and PSP and Red Isle (the “PSP Defendants” and, together with the Loral Defendants and the Telesat Defendants, the “SDNY Defendants”). On June 18, 2021, Anthony Morgan filed a complaint (Civil Action No. 1:21-cv-05385, the “Morgan Complaint” and, together with the Coffman Complaint, the Stein Complaint and the Marshall Complaint, the “SDNY Complaints”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants.
The SDNY Complaints alleged, among other things, that the Registration Statement on Form F-4 filed on April 26, 2021 with the SEC by Telesat Corporation and Telesat Partnership, and, in the case of the Morgan Complaint, such Registration Statement as amended by Amendment No. 1 thereto filed with the SEC by Telesat Corporation and Telesat Partnership on May 28, 2021 (the “2021 Registration Statement”) contained materially incomplete and misleading information. The SDNY Complaints sought, among other things, to enjoin the SDNY Defendants from proceeding with, consummating or closing the Transaction, unless and until the SDNY Defendants disclosed the material information that plaintiffs claimed had been omitted from the 2021 Registration Statement; awarding plaintiffs the costs and disbursements of their actions, including reasonable attorneys’ and expert fees and expenses; and such other and further equitable relief as the court may deem just and proper.
None of the Complaints were served on the SDNY Defendants. The Stein Complaint was voluntarily dismissed on July 8, 2021; the Morgan Complaint was voluntarily dismissed on August 3, 2021; the Coffman complaint was voluntarily dismissed on August 24, 2021; and the Marshall complaint was voluntarily dismissed on August 31, 2021.

Delaware Class Action Litigation.   On June 21, 2021, Mcbreakley Pluviose filed a class action complaint (Civil Action No. 2021-0541-LWW, the “Pluviose Complaint”) in the Court of Chancery of the State of Delaware against Loral, the Individual Defendants, MHR and MHR Holdings LLC (collectively, the “Class Action Defendants”). On July 13, 2021, Diana Butchko filed a class action complaint (Civil Action No. 2021-0597-LWW, the “Butchko Complaint,” and, together with the Pluviose Complaint, the “Delaware Complaints”) in the Court of Chancery of the State of Delaware against the Class Action Defendants.
The Delaware Complaints alleged, among other things, that the Transaction is substantively and procedurally unfair to Loral’s public stockholders. Each of the Delaware Complaints sought, among other things, a judgment declaring that the Transaction violated Section 203 of the Delaware General Corporation Law (the “DGCL”) and that Loral’s shareholder rights plan was unenforceable; converting into non-voting shares of Telesat Corporation the shares that Dr. Rachesky and MHR receive in the Transaction in exchange for their shares of Loral non-voting common stock; finding the Individual Defendants, and Dr. Rachesky and MHR as controlling stockholders, liable for breaching their fiduciary duties owed to plaintiff and the class; enjoining the Loral stockholder vote on the Transaction unless and until it is subject to a vote under DGCL Section 203; and awarding to plaintiff and the class, damages, together with pre-and post-judgment interest, costs, expenses and disbursements of the action, including all reasonable attorneys’, accountants’ and experts’ fees, and such other relief as the court deems just and equitable.
On July 15, 2021, plaintiffs in the above-described Delaware lawsuits, with court approval, voluntarily dismissed their lawsuits.
Other and Routine Litigation
Other than as set forth above, we are not currently subject to any legal proceedings that, if decided adversely, could have a material adverse effect on our financial position or results of operations. In the future, however, we may become subject to legal proceedings and claims, either asserted or unasserted, that may arise in the ordinary course of business or otherwise.
14.   Related Party Transactions
MHR Fund Management LLC
Mark H. Rachesky, President and Chief Investment Officer of MHR, and Janet T. Yeung, a principal and the General Counsel of MHR, are members of Loral’s board of directors.
Various funds affiliated with MHR and Dr. Rachesky held, as of September 30, 2021 and December 31, 2020, approximately 39.9% of the outstanding voting common stock and 58.4% of the combined outstanding voting and non-voting common stock of Loral.
Transactions with Affiliates
Telesat
Transaction Agreement.   On November 23, 2020, Loral entered into the Transaction Agreement with Telesat, Telesat Partnership, Telesat Corporation, Telesat CanHoldco, Merger Sub, PSP and Red Isle, under which Merger Sub will merge with and into Loral, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership, and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation following the expiration of a six-month lock-up period.
On June 24, 2021, pursuant to Section 12.8 of the Transaction Agreement, Loral, with the approval of the special committee of the board of directors of Loral, entered into Amendment No. 1 to the Transaction Agreement (“Amendment No. 1”) with the parties thereto, that replaced all references to Colin Watson in the Transaction Agreement with references to Clare Copeland, the transferee of the Transit Director Voting Preferred Shares (as defined in the Transaction Agreement) formerly held by the estate of Colin Watson.
Under the terms of the Transaction Agreement, each of Loral and PSP has the right to terminate the Transaction Agreement after the Outside Date (defined as the date that is twelve months following

November 23, 2020 subject to certain extension rights as specified in the Transaction Agreement) if the Closing has not occurred by the proposed termination date. Because there can be no assurance that the Closing will occur when currently expected, the parties to the Transaction Agreement and the parties to the Voting Support Agreement, dated as of November 23, 2020, by and among Telesat, Loral, PSP and certain affiliates of MHR Fund Management LLC party thereto executed on November 3, 2021 a waiver, waiving, among other things, until December 23, 2021, their rights to terminate the Transaction Agreement as a result of the Closing not having occurred prior to the Outside Date. The foregoing description of the waiver is not complete and is qualified in its entirety by reference to the waiver, a copy of which is filed as Exhibit 10.1 to this Report.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides for certain economic adjustments and contractual protections with respect to Loral’s assets and liabilities other than its indirect interest in Telesat. These include among others:
•
One Time Payment.   To compensate PSP and Red Isle for certain tax inefficiencies for PSP and Red Isle related to the structure of the Transaction, Loral will make a payment of $7 million to Red Isle, subject to the extent of Loral’s available cash; however, if such payment is less than $7 million due to a lack of available cash, Telesat Partnership will be required to pay the balance of such unpaid amount to Red Isle no later than 35 trading days following consummation of the Transaction.

•
Absolute Indemnities.   Loral, Telesat Corporation and Telesat CanHoldco will indemnify PSP for PSP’s pro rata share of costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain out-of-pocket expenses of Loral after the Closing and (c) certain tax matters. This indemnification will be (i) independent of the accuracy of the underlying representations and warranties, (ii) in the case of the tax indemnification, subject to a cap of $50 million and (iii) subject to additional, customary limitations.

The Transaction Agreement also provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6.55 million or $22.91 million or to pay to PSP a “breach” fee of $40.0 million in each case as provided in the Transaction Agreement.
In connection with the Transaction, Loral entered into the following agreements with related parties or their subsidiaries:
Subscription Agreement for Series B Preferred Stock.   In connection with the Transaction, Loral issued to Telesat Partnership five shares of Series B Preferred Stock pursuant to the terms of a subscription agreement entered into between Loral and Telesat Partnership. Such shares of Series B Preferred Stock will remain outstanding following the Merger and will give Telesat Partnership the right to vote such shares once there is no Loral common stock outstanding.
Full and Final Release and Amendment of Tolling Agreement.   Loral has asserted certain claims against PSP arising out of PSP’s actions in certain previous transaction processes relating to Telesat. PSP has asserted various counterclaims and Loral, PSP and Telesat have entered into a series of tolling agreements preventing those claims from being terminated due to the passing of the statute of limitations while negotiating the Transaction Agreement. In connection with the signing of the Transaction Agreement, the parties entered into a mutual release that will release those claims on the first to occur of the closing of the Transaction or the termination of the Transaction Agreement due to Loral’s material breach.
Standstill Agreement.   Loral and MHR have entered into a standstill agreement (the “MHR Standstill Agreement”) prohibiting MHR and its affiliates from, subject to the terms thereof, acquiring more than an additional 6% of the outstanding Voting Common Stock prior to the conclusion of the Loral stockholder meeting to be held to approve the Transaction. The MHR Standstill Agreement will terminate immediately upon the first to occur of the conclusion of the Loral stockholder meeting and termination of the Transaction Agreement.
On June 24, 2021, pursuant to Section 12.8 of the Transaction Agreement, Loral (with the approval of the special committee of the board of directors of Loral) and PSP entered into a consent letter agreement with and at the request of Telesat granting a limited waiver of Telesat Corporation’s obligations under Section 8.8(b) of the Transaction Agreement such that (a) Telesat Corporation or any of its subsidiaries may propose the issuance or sale of shares of capital stock or other equity interests of Telesat Corporation or any of its subsidiaries in connection with any private investment the purpose of which is to finance Telesat Lightspeed and (b) Telesat Corporation may privately propose the issuance or sale of shares of capital stock or other equity interests of Telesat Corporation in connection with an underwritten public offering to potential underwriters, applicable regulators and to Loral and PSP, and may furnish a registration statement on Form F-1 and amendments thereto on a confidential basis to the SEC and deliver corresponding documents to applicable Canadian securities regulators in connection with an underwritten offering of securities; provided that Telesat Corporation does not publicly file such registration statement or publicly announce its intention to conduct such offering (except to generally disclose its intention to conduct such an offering pursuant to disclosure to be included in Telesat Corporation’s and Telesat Partnership’s registration statement on Form F-4 filed with the SEC and reasonably acceptable to Loral and PSP); provided, in each case, that such consent does not extend to the authorization or issuance of such shares of capital stock or other equity interests.
Ownership Interest.   As described in Note 5, we own a 62.6% economic interest and a 32.6% voting interest in Telesat and account for our ownership interest under the equity method of accounting.
Shareholders Agreement.   In connection with the acquisition of our ownership interest in Telesat (which we refer to as the Telesat transaction), Loral and certain of its subsidiaries, our Canadian co-owner, PSP and one of its subsidiaries, Telesat and MHR entered into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat and its subsidiaries will be conducted and the relationships among the parties thereto and future shareholders of Telesat. The Shareholders Agreement also contains an agreement by Loral not to engage in a competing satellite communications business and agreements by the parties to the Shareholders Agreement not to solicit employees of Telesat or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring the approval of the shareholders of Telesat (including veto rights for Loral over certain extraordinary actions) and provides for preemptive rights for certain shareholders upon the issuance of certain capital shares of Telesat. The Shareholders Agreement also (i) restricts the ability of holders of certain shares of Telesat to transfer such shares unless certain conditions are met or approval of the transfer is granted by the directors of Telesat, (ii) provides for a right of first offer to certain Telesat shareholders if a holder of equity shares of Telesat wishes to sell any such shares to a third party and (iii) provides for, in certain circumstances, tag-along rights in favor of shareholders that are not affiliated with Loral if Loral sells equity shares and drag-along rights in favor of Loral in case Loral or its affiliate enters into an agreement to sell all of its Telesat equity securities.
Under the Shareholders Agreement, in the event that, except in certain limited circumstances, either (i) ownership or control, directly or indirectly, by Dr. Rachesky of Loral’s voting stock falls below certain levels other than in connection with certain specified circumstances, including an acquisition by a Strategic Competitor (as defined in the Shareholders Agreement) or (ii) there is a change in the composition of a majority of the members of the Loral Board of Directors over a consecutive two-year period without the approval of the incumbent directors, Loral will lose its veto rights relating to certain extraordinary actions by Telesat and its subsidiaries. In addition, after either of these events, PSP will have certain rights to enable it to exit from its investment in Telesat, including a right to cause Telesat to conduct an initial public offering in which PSP’s shares would be the first shares offered or, if no such offering has occurred within one year due to a lack of cooperation from Loral or Telesat, to cause the sale of Telesat and to drag along the other shareholders in such sale, subject to Loral’s right to call PSP’s shares at fair market value.
The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP and four independent directors to be selected by a nominating committee comprised of one PSP nominee, one nominee of Loral and one of the independent directors then in office. Each party to the Shareholders Agreement is obligated to vote all of its Telesat shares for the election of the directors nominated by the nominating committee. Pursuant to action by the board of directors taken on October 31, 2007, Dr. Rachesky, who is non-executive Chairman of the Board of Directors of Loral, was appointed non-executive Chairman of the board of directors of Telesat. In addition, Michael B. Targoff, Loral’s Vice Chairman, serves on the board of directors of Telesat.
Consulting Services Agreement.   On October 31, 2007, Loral and Telesat entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provided to Telesat certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat as part of the Telesat transaction as well as with respect to certain aspects of the satellite communications business of Telesat. The Consulting Agreement had an initial term of seven-years. Upon expiration of the initial term on October 31, 2014, the Consulting Agreement was automatically renewed for the additional seven-year term which expired on October 31, 2021. In exchange for Loral’s services under the Consulting Agreement, Telesat paid Loral an annual fee of $5.0 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. Our general and administrative expenses are net of income related to the Consulting Agreement of $1.25 million for each of the three-month periods ended September 30, 2021 and 2020 and $3.8 million for each of the nine-month periods ended September 30, 2021 and 2020. For each of the nine-month periods ended September 30, 2021 and 2020, Loral received payments in cash from Telesat, net of withholding taxes, of $3.6 million for consulting fees.
Tax Indemnification.   In connection with the acquisition of our ownership interest in Telesat in 2007, Loral retained the benefit of tax recoveries related to the transferred assets and indemnified Telesat (“Telesat Indemnification”) for certain liabilities, including Loral Skynet’s tax liabilities arising prior to January 1, 2007. The Telesat Indemnification includes certain tax disputes currently under review in various jurisdictions including Brazil. The Brazilian tax authorities challenged Loral Skynet’s historical characterization of its revenue generated in Brazil for the years 2003 to 2006. Telesat received and challenged, on Loral Skynet’s behalf, tax assessments from Brazil totaling approximately $0.6 million. The Company believes that Loral Skynet’s filing position will ultimately be sustained requiring no payment under the Telesat Indemnification. There can be no assurance that there will be no future claims under the Telesat Indemnification related to tax disputes.
Administrative Fee.   Loral’s employees and retirees participate in certain welfare plans sponsored or managed by Telesat. Loral pays Telesat an annual administrative fee of $0.1 million and reimburses Telesat for the plan costs attributable to Loral participants. The amount due to Telesat as of September 30, 2021 and December 31, 2020 was $0.1 million.
Grant Agreements.   Loral, along with Telesat, PSP and 4440480 Canada Inc., an indirect wholly-owned subsidiary of Loral (the “Special Purchaser”), has entered into (i) a stock option grant agreement dated November 18, 2013 with respect to shares in Telesat with Telesat President and CEO, Daniel Goldberg (the “Goldberg Stock Option Grant Agreement”); (ii) an award agreement for Telesat restricted share units dated November 28, 2018 with Mr. Goldberg (the “Goldberg RSU Grant Agreement”); and (iii) restricted share unit grant agreements dated April 23, 2021 with respect to shares in Telesat (the “2021 RSU Grant Agreements” and, together with the Goldberg RSU Grant Agreement, the “RSU Grant Agreements”) with the following executives of Telesat: Mr. Goldberg, Andrew Browne, Telesat Chief Financial Officer, Erwin Hudson, Telesat Vice President, LEO, and Michael Schwartz, Telesat Senior Vice President, Corporate and Business Development (each a “Participant” and collectively, the “Participants”).
The Goldberg Stock Option Grant Agreement documents a grant to Mr. Goldberg of Telesat stock options (including tandem SAR rights) and provides for certain rights, obligations and restrictions related to such stock options, which include, among other things: (w) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the Goldberg Stock Option Grant Agreement; (x) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of Mr. Goldberg’s termination of employment; (y) the right of Mr. Goldberg to require the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him in the event of exercise after termination of employment to cover taxes that are greater than the minimum withholding amount; and (z) the right of Mr. Goldberg to require Telesat to cause the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him, or that are issuable to him under Telesat’s Management Stock Incentive Plan at the relevant time, in the event that more than 90% of Loral’s common stock is acquired by an unaffiliated third party that does not also purchase all of PSP’s and its affiliates’ interest in Telesat. Under an option cancellation agreement between Telesat and Mr. Goldberg, 220,000 options under the Goldberg Stock Option Agreement were cancelled, with the balance of the options under that agreement remaining outstanding.
The Goldberg RSU Grant Agreement documents a grant to Mr. Goldberg of restricted stock units with respect to shares in Telesat and provides for certain rights, obligations and restrictions related to such restricted stock units, which include, among other things: (x) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the Goldberg RSU Grant Agreement; and (y) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of the termination of Mr. Goldberg’s employment.
The 2021 RSU Grant Agreements document grants to the Participants of restricted share units with respect to shares in Telesat and provide for certain rights, obligations and restrictions related to such restricted share units, which include, among other things, the obligation of the Special Purchaser, prior to the occurrence of the Transaction, to purchase Telesat shares upon exercise by Telesat of its call right under Telesat’s Restricted Share Unit Plan in the event of the termination of a Participant’s employment.
The Goldberg Stock Option Grant Agreement and the RSU Grant Agreements further provide that, in the event the Special Purchaser is required to purchase Telesat shares pursuant to such agreements, such shares, together with the obligation to pay for such shares, shall be transferred to a subsidiary of the Special Purchaser, which subsidiary shall be wound up into Telesat, with Telesat agreeing to the acquisition of such subsidiary by Telesat from the Special Purchaser for nominal consideration and with the purchase price for the shares being paid by Telesat within ten (10) business days after completion of the winding-up of such subsidiary into Telesat.
Other than the stock options that remain outstanding under the Goldberg Stock Option Grant Agreement as discussed above, stock options to purchase shares in Telesat previously granted by Telesat to certain Telesat executives (Messrs. Goldberg, Browne, Hudson and Schwartz) and a former Telesat executive (Mr. Cayouette) under stock option grant agreements among Telesat, such Telesat executives or former executive, PSP, Loral and the Special Purchaser have been either exercised for Telesat shares or cancelled, and, accordingly, neither Loral nor the Special Purchaser has any further obligations under those agreements.
Other
We own 56% of the ordinary membership interests of XTAR, a joint venture between Loral and Hisdesat and account for our investment in XTAR under the equity method of accounting. On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship (see Note 5). As part of the restructuring, XTAR and Loral terminated the Loral Management Agreement pursuant to which Loral provided general and specific services of a technical, financial and administrative nature to XTAR. For the services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee equal to 3.7% of XTAR’s quarterly gross revenues. Amounts due to Loral at the time of the restructuring, primarily due to the Loral Management Agreement, were $6.6 million and we had an allowance of $6.6 million against these receivables. On July 2, 2020, Loral received from XTAR $5.9 million in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement. As of December 31, 2020, Loral had a receivable of $0.1 million from XTAR.
Consulting Agreement
On December 14, 2012, Loral entered into a consulting agreement with Michael B. Targoff, Vice Chairman of the Company and former Chief Executive Officer and President. Pursuant to this agreement, Mr. Targoff is engaged as a part-time consultant to the Board to assist the Board with respect to the oversight of strategic matters relating to Telesat and XTAR. Under the agreement, Mr. Targoff receives consulting fees of $120,000 per month and reimburses the Company for certain expenses. For each of the three and nine month periods ended September 30, 2021 and 2020, Mr. Targoff earned consulting fees of $360,000 and $1,080,000, respectively, and reimbursed Loral net expenses of $11,250 and $33,750, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements (the “financial statements”) and the audited consolidated financial statements filed with the Securities and Exchange Commission (“SEC”) and included herein.
Loral Space & Communications Inc., a Delaware corporation, together with its subsidiaries (“Loral,” the “Company,” “we,” “our,” and “us”) is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Disclosure Regarding Forward-Looking Statements
Except for the historical information contained in the following discussion and analysis, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words. These statements, including without limitation, those relating to Telesat, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to the Commitments and Contingencies section below and to our other periodic reports filed with the SEC. We operate in an industry sector in which the value of securities may be volatile and may be influenced by economic and other factors beyond our control. We undertake no obligation to update any forward-looking statements.
Overview
On November 23, 2020, Loral entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Telesat Canada, a Canadian corporation (“Telesat”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“Telesat Corporation”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation following the expiration of a six-month lock-up period (the “Transaction”).
The Transaction Agreement contains a number of customary conditions that must be fulfilled to complete the Transaction, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR Fund Management LLC (“MHR”), PSP, any other party to the Transaction Agreement or certain of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange; (v) no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) the accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of a registration statement on Form F-4 in connection with the Transaction (the “Registration Statement”) and the issuance of a receipt for each of the Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no U.S., Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or pled nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables. If the parties have confirmed that all the conditions are satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Transaction (the “Closing”), but which conditions are capable of being satisfied at the Closing), then PSP and Loral will each have the right to extend the Closing for any number of periods of up to 30 days each and no longer than 120 days in the aggregate, from the date on which the Closing otherwise would have occurred. If the Closing is extended, the Closing will occur on the first two consecutive business days commencing on the fifth business day after the expiration of the final extension period on which the conditions are satisfied or waived (other than the conditions (i) with respect to no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred, (ii) that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (iii) if PSP extends the Closing, with respect to a civil or criminal legal proceeding alleging that Loral or any of its subsidiaries (excluding XTAR, LLC (“XTAR”) and Globalstar de Mexico, S. de R.L. de C.V. (“GdM”) and their subsidiaries), has criminally violated a law).
On August 6, 2021, Loral was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s and XTAR’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies.
On August 23, 2021, at a reconvened special meeting of stockholders of the Company, Loral stockholders approved the Transaction and related proposals. In addition, on August 23, 2021, Loral was notified by the Committee on Foreign Investment in the United States (“CFIUS”) that CFIUS had concluded its review of the Transaction and had determined that there were no unresolved national security concerns.
As of the date hereof, consummation of the Closing remains subject to a number of conditions, including the issuance of a receipt for the Canadian prospectus in respect of the Transaction and the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange, which Telesat has informed the parties to the Transaction Agreement that it is in the final stages of obtaining. Accordingly, the parties have scheduled the two-day Closing provided for in the Transaction Agreement to occur on November 17, 2021 and November 18, 2021, subject to the satisfaction of all of the conditions to Closing, and Loral has announced that the election deadline for election by stockholders of the Transaction consideration is November 12, 2021. In the event that the conditions to Closing are not satisfied on or before November 17, 2021, Loral will publicly announce a new election deadline and date for Closing. Under the terms of the Transaction Agreement, Loral and PSP each has the right to terminate the Transaction Agreement after the Outside Date (generally defined as the date that is twelve months following November 23, 2020) if the Closing has not occurred by the proposed termination date. Because there can be no assurance that the Closing will occur when scheduled, on November 3, 2021, the parties to the Transaction Agreement executed a waiver, waiving until December 23, 2021, among other things, their rights to terminate the Transaction Agreement as a result of the Closing not having occurred prior to November 23, 2021 and extending the Outside Date to December 23, 2021. A copy of this waiver is filed as Exhibit 10.1 to this Report.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6.55 million or $22.91million or to pay to PSP a “breach” fee of $40 million, in each case as provided in the Transaction Agreement.

Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Telesat provides its satellite and communication services from a fleet of geostationary satellites that occupy Canadian and other orbital locations. Telesat is also developing a planned global constellation of low earth orbit (“LEO”) satellites known as “Telesat Lightspeed.” Loral holds a 62.6% economic interest and a 32.6% voting interest in Telesat as of September 30, 2021.
Telesat’s GEO Satellite Business
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. Telesat has been able to generate a large contractual revenue backlog by entering into long-term contracts with some of its customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.
As of September 30, 2021, Telesat provided satellite services to customers from its fleet of 15 geostationary satellites, as well as the Canadian payload on the ViaSat-1 satellite. Telesat also manages the operations of additional satellites for third parties. As of September 30, 2021, Telesat’s contracted backlog from its geostationary satellite business was approximately $1.8 billion.
Telesat Lightspeed
Telesat has commenced the development of what it believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, Telesat’s first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. Telesat also installed ground infrastructure at its teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.
Telesat continues to advance its Telesat Lightspeed plans:
Government Grant
In May 2019, Telesat entered into an agreement with the government of Canada pursuant to which the government of Canada will contribute up to CAD 85 million through July 31, 2023 to support the development of the Telesat Lightspeed constellation. In return for the grant, Telesat made a number of commitments to the government of Canada, including commitments to conduct over CAD 200 million of research and development activities in Canada as well as to expand Telesat’s Canadian workforce. As of September 30, 2021, Telesat claimed CAD 27.4 million against the government grant and incurred CAD 277.3 million in connection with this program.
During the nine months ended September 30, 2021, Telesat claimed CAD 10.4 million against the government grant and incurred CAD 142.6 million in connection with this program.
On August 9, 2021, Telesat and the Government of Ontario announced that they have partnered to bridge the digital divide in Ontario by leveraging Telesat’s planned advanced, state-of-the-art LEO satellite network, Telesat Lightspeed. Under this CAD 109 million, five-year partnership, a dedicated Telesat Lightspeed capacity pool will be made available at substantially reduced rates to Canadian Internet service providers (“ISPs”), including Indigenous owned and operated ISPs, as well as mobile network operators to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities. The transaction is subject to the entering into of a further, definitive agreement.

On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. Under the terms of the agreement, the Government of Canada would provide a loan of CAD 790 million and make a CAD 650 million preferred equity investment in Telesat Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and, in addition, to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships. With the investment from the Government of Canada and other financing sources already in place, Telesat now has arrangements for approximately $4 billion in funding for the program. These arrangements, including the Government of Canada investment, are subject to a number of conditions, including the entering into of further, definitive agreements.
Thales Alenia Space (“TAS”), Telesat’s proposed primary vendor for the Lightspeed program, has advised Telesat that global supply chain constraints on the availability of certain components required for the development and construction of Telesat’s Lightspeed constellation are likely to extend the expected construction timeline and delay entry into service of the Lightspeed constellation. Telesat is working with TAS to assess the impact of, and potential mitigants to, these supply chain issues. This development has delayed Telesat’s ability to finalize financing agreements with certain export credit agencies, which may also negatively impact the timeline.
Telesat Outlook
Telesat’s desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled it to successfully develop its business to date. Leveraging these strengths and building on its existing contractual revenue backlog, Telesat’s focus is on profitably growing its business by increasing the utilization of its in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where strong market demand is anticipated.
After decades of developing and successfully operating its geosynchronous orbit-based satellite services business, Telesat is now poised to revolutionize the provision of global broadband connectivity by developing Telesat Lightspeed, which Telesat believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure.
Telesat believes that it is well positioned to serve its customers and the markets in which it participates. Telesat actively pursues opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. However, while Telesat regularly pursues these opportunities, it does not procure additional or replacement satellites until it believes there is a demonstrated need and a sound business plan for such satellite capacity.
In 2021, Telesat remains focused on increasing utilization of its existing satellites, the development of the Telesat Lightspeed constellation and identifying and pursuing opportunities to invest in other expansion of satellite capacity, all while maintaining operating discipline.
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations. For the nine months ended September 30, 2021, approximately 53.1% of Telesat’s revenues, 33.8% of its operating expenses, 100% of its interest expense and a significant portion of its capital expenditures were denominated in U.S. dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated indebtedness and cash and short-term investments. As of September 30, 2021, Telesat’s U.S. dollar denominated debt totaled $3.0 billion. As of September 30, 2021, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $116.4 million. This analysis assumes all other variables, in particular interest rates, remain constant.
In connection with the acquisition of our ownership interest in Telesat in 2007, Loral has agreed that, subject to certain exceptions described in the Shareholders Agreement, for so long as Loral has an interest in Telesat, it will not compete in the business of leasing, selling or otherwise furnishing fixed satellite service, broadcast satellite service or audio and video broadcast direct to home service using transponder capacity in the C-band, Ku-band and Ka-band (including in each case extended band) frequencies and the business of providing end-to-end data solutions on networks comprised of earth terminals, space segment, and, where appropriate, networking hubs.
Other
We own 56% of the ordinary membership interests of XTAR, a joint venture between us and Hisdesat Servicios Estrategicos, S.A. (“Hisdesat”) of Spain. Hisdesat owns the remaining 44% of the ordinary membership interests and all of XTAR’s Class A membership interests, which have liquidation priority over the ordinary membership interests. Prior to July 1, 2020, XTAR owned and operated an X-band satellite, XTAR — EUR (the “Satellite”) located at the 29° E.L. orbital slot (the “Orbital Slot”). In addition, prior to July 1, 2020, XTAR leased from Hisdesat 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L. (the “Transponder Lease”). For services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee under a management agreement with Loral (the “Loral Management Agreement”).
On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship, including, among other things, the following: (i) Hisdesat purchased the Satellite and certain assets related to operation of the Satellite (the “Purchased Assets”) from XTAR; (ii) XTAR’s agreement with Hisdesat to operate the Satellite at the Orbital Slot was terminated and the rights and licenses to operate the Satellite at the Orbital Slot reverted to Hisdesat; (iii) the Transponder Lease was terminated; (iv) XTAR and Hisdesat entered into an agreement under which XTAR will continue to market and sell capacity on the Satellite and on the Spainsat satellite; (v) XTAR and Loral terminated the Loral Management Agreement; and (vi) Loral granted to Hisdesat an option to acquire for nominal consideration, subject to receipt of all required regulatory approvals, Loral’s membership interests in XTAR. As of the date of this report, Hisdesat has not exercised this option. On July 2, 2020, Loral received from XTAR $5.9 million from the proceeds of the sale of the Purchased Assets in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
COVID-19
On March 11, 2020, the World Health Organization designated the COVID-19 coronavirus as a global pandemic. Various policies and initiatives have been implemented worldwide to reduce the global transmission of COVID-19, including the promotion of social distancing and the adoption of remote working policies. The COVID 19 pandemic has had a limited impact on our ability to operate our business.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act was signed into law, and on April 24, 2020, the Paycheck Protection Program and Healthcare Enhancement Act was signed into law (collectively, the “COVID-19 Acts”) The COVID-19 Acts provided substantial stimulus and assistance packages intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. The COVID-19 Acts reduced our income tax provision for the three and nine months ended September 30, 2020 by approximately $2.2 million and $5.7 million, respectively. We continue to monitor any other effects that may result from the COVID-19 Acts.
Consolidated Operating Results
See Critical Accounting Matters in our latest Annual Report on Form 10-K filed with the SEC and Note 2 to the financial statements.
Changes in Critical Accounting Policies — There have been no changes in our critical accounting policies during the nine months ended September 30, 2021.
Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020
The following compares our consolidated results for the three months ended September 30, 2021 and 2020 as presented in our financial statements:

Operating (loss) income
	Three Months Ended September 30,
	2021	2020
	(In thousands)
General and administrative expenses	$(8,745)	$(1,725)
Recovery of affiliate doubtful receivable	—	5,854
Operating (loss) income	$(8,745)	$4,129
General and administrative expenses increased by $7.0 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2021, primarily due to a $7.2 million severance and related expense in connection with the termination of the employment of each Loral employee at Closing. For the three months ended September 30, 2020, we had operating income of $4.1 million primarily due to the receipt of $5.9 million from XTAR in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
Other Expense
	Three Months Ended September 30,
	2021	2020
	(In thousands)
Other expense	$2,362	$2,300
For the three months ended September 30, 2021 and 2020, other expense primarily includes Transaction related expenses.
Income Tax Benefit (Provision)
	Three Months Ended September 30,
	2021	2020
	(In thousands)
Income tax benefit (provision)	$829	$(309)
For the three months ended September 30, our income tax provision is summarized as follows: (i) for 2021, we recorded a current provision of $0.3 million and a deferred tax benefit of $1.1 million, resulting in a net tax benefit of $0.8 million and (ii) for 2020, we recorded a current provision of $0.3 million and an insignificant deferred tax provision, resulting in a net tax provision of $0.3 million. Our deferred income tax provision for 2020 included a benefit of $2.2 million from the COVID-19 Acts.
Our income tax provision for each period is computed by applying an expected effective annual tax rate against the pre-tax results for the nine month periods ended September 30, 2021 and 2020 (after adjusting for certain tax items that are discrete to each period). This amount is then reduced by the tax benefit (provision) recorded for the six months ended June 30, 2021 and 2020. The current income tax provision for each period includes our anticipated income tax liability related to Global Intangible Low Taxed Income (“GILTI”) from Telesat and our provision for uncertain tax positions (“UTPs”). After utilizing our net operating loss (“NOL”) carryforwards and allowable tax credits, federal income tax on GILTI from Telesat was zero for each period. The deferred income tax benefit (provision) for each period includes the impact of equity in net (loss) income of affiliates from our condensed consolidated statement of operations and the periodic effect of our accounting for GILTI. Since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets was valued at zero as of September 30, 2021 and December 31, 2020.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets.
Equity in Net (Loss) Income of Affiliates
	Three Months Ended September 30,
	2021	2020
	(In thousands)
Telesat	$(14,924)	$49,645
As of September 30, 2021, we held a 62.6% economic interest and a 32.6% voting interest in Telesat. Loral’s equity in net (loss) income of Telesat is based on our proportionate share of Telesat’s results in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in U.S. dollars. The amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income of Telesat. Our equity in net income of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned Space Systems/Loral, LLC (formerly known as Space Systems/Loral, Inc.) (“SSL”) and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
Summary financial information for Telesat in accordance with U.S. GAAP and in Canadian dollars and U.S. dollars for the three months ended September 30, 2021 and 2020 follows (in thousands):
	Three Months Ended September 30,		Three Months Ended September 30,
	2021	2020	2021	2020
	(In Canadian dollars)		(In U.S. dollars)
Statement of Operations Data:
Revenues	193,110	202,830	153,334	152,081
Operating expenses	(41,735)	(43,088)	(33,099)	(32,325)
Depreciation and amortization	(54,679)	(59,884)	(43,410)	(44,888)
Other operating expense	(30)	(34)	(23)	(26)
Operating income	96,666	99,824	76,802	74,842
Interest expense	(50,981)	(50,288)	(40,501)	(37,715)
Foreign exchange (loss) gain	(68,965)	66,909	(55,138)	48,943
Gain on financial instruments	4,970	419	3,955	246
Other (loss) income	(112)	678	(88)	527
Income tax provision	(13,356)	(12,140)	(10,590)	(9,053)
Net (loss) income	(31,778)	105,402	(25,560)	77,790
Average exchange rate for translating Canadian dollars to U.S. dollars ( 1 U.S. dollar equals)	1.2597	1.3345
Telesat’s revenue increased by $1.3 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020 due primarily to an increase in enterprise revenue associated with short-term services provided to another satellite operator and the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated revenue, partially offset by a slight reduction in service for a North American DTH customer and lower consulting activities. The foreign exchange rate change increased Telesat’s revenue by $3.9 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020.
Telesat’s operating expenses increased by $0.8 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020 primarily due to higher share-based compensation expense, higher consulting costs principally associated with a contract with the U.S. government, a higher provision for bad debt expense and the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated expenses, partially offset by higher capitalized engineering costs and lower professional fees. The foreign exchange rate change increased Telesat’s operating expenses by $1.2 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020.
Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020
The following compares our consolidated results for the nine months ended September 30, 2021 and 2020 as presented in our financial statements:
Operating (loss) income
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
General and administrative expenses	$(12,374)	$(5,174)
Recovery of affiliate doubtful receivable	—	5,854
Operating (loss) income	$(12,374)	$680
General and administrative expenses increased by $7.2 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, primarily due to a $7.2 million severance and related expense in connection with the termination of the employment of each Loral employee at Closing. For the nine months ended September 30, 2020, we had operating income of $0.7 million primarily due to the receipt of $5.9 million from XTAR in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
Interest and Investment Income
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
Interest and investment income	$5	$1,045
Interest and investment income decreased by $1.0 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due to the lower cash balance resulting primarily from payment of cash dividends of $170.1 million and $46.4 million in May 2020 and December 2020, respectively, and lower interest rates earned on the cash balance during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.
Other Expense
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
Other expense	$6,834	$6,440
For the nine months ended September 30, 2021 and 2020, other expense primarily includes Transaction related expenses.

Income Tax Benefit (Provision)
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
Income tax benefit (provision)	$1,252	$(956)
For the nine months ended September 30, our income tax benefit (provision) is summarized as follows: (i) for 2021, we recorded a current provision of $0.9 million and a deferred tax benefit of $2.2 million, resulting in a net tax benefit of $1.3 million and (ii) for 2020, we recorded a current provision of $1.2 million and a deferred tax benefit of $0.2 million, resulting in a net tax provision of $1.0 million. Our deferred income tax benefit for 2020 included a benefit of $5.7 million from the COVID-19 Acts.
Our income tax benefit (provision) for each period is computed by applying an expected effective annual tax rate against the pre-tax results for the nine month periods ended September 30, 2021 and 2020 (after adjusting for certain tax items that are discrete to each period). The current income tax provision for each period includes our anticipated income tax liability related to GILTI from Telesat and our provision for UTPs. After utilizing our NOL carryforwards and allowable tax credits, federal income tax on GILTI from Telesat was zero for each period. The deferred income tax benefit for each period includes the impact of equity in net (loss) income of affiliates from our condensed consolidated statement of operations and the periodic effect of our accounting for GILTI. Since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets was valued at zero as of September 30, 2021 and December 31, 2020.
In October 2021, the statute of limitations for assessment of additional tax expired with regard to certain UTPs, which is expected to result in a reduction to our income tax provision for the fourth quarter of approximately $19.7 million.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets
Equity in Net Income of Affiliates
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
Telesat	$44,969	$9,086
The following is a reconciliation of the changes in our investment in Telesat for the nine months ended September 30, 2021:
	Nine Months Ended September 30, 2021
	(In thousands)
Balance, January 1, 2021		$192,664
Components of equity in net income of Telesat:
Equity in net income of Telesat	$41,713
Eliminations of affiliate transactions and related amortization	3,256	44,969
Equity in Telesat-related other comprehensive income		3,866
Balance, September 30, 2021		$241,499

Summary financial information for Telesat in accordance with U.S. GAAP and in Canadian dollars and U.S. dollars as of September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020 follows (in thousands):
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
	(In Canadian dollars)		(In U.S. dollars)
Balance Sheet Data:
Current assets	1,654,493	894,835	1,304,567	703,210
Total assets	5,708,944	5,018,579	4,501,504	3,943,875
Current liabilities	191,342	165,233	150,873	129,849
Long-term debt	3,778,967	3,159,944	2,979,716	2,483,256
Total liabilities	4,562,279	3,996,600	3,597,358	3,140,747
Shareholders’ equity	1,146,665	1,021,979	904,146	803,128
Period end exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.2680	1.2725
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(In Canadian dollars)		(In U.S. dollars)
Statement of Operations Data:
Revenues	573,005	620,890	457,052	460,407
Operating expenses	(144,920)	(136,347)	(115,594)	(101,106)
Depreciation and amortization	(165,460)	(179,812)	(131,977)	(133,336)
Other operating expense	(735)	(246)	(587)	(182)
Operating income	261,890	304,485	208,894	225,783
Interest expense	(139,809)	(156,363)	(111,517)	(115,947)
Foreign exchange gain (loss)	1,138	(100,315)	908	(74,387)
Gain (loss) on financial instruments	9,715	(15,701)	7,749	(11,643)
Other (loss) income	(1,460)	6,558	(1,164)	4,865
Income tax provision	(47,982)	(24,961)	(38,273)	(18,509)
Net income	83,492	13,703	66,597	10,162
Average exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.2542	1.3495
Telesat’s revenue decreased by $3.4 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due primarily to decreases from the COVID-19 pandemic combined with the termination or reduction of service for certain other enterprise customers, a slight reduction in service for a North American DTH customer and lower consulting activities, partially offset by an increase in enterprise revenue associated with short-term services provided to another satellite operator and the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated revenue. The foreign exchange rate change increased Telesat’s revenue by $15.1 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.
Telesat’s operating expenses increased by $14.5 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 primarily due to higher share-based compensation expense, higher wages primarily associated with the hiring of additional employees to support the Telesat Lightspeed program, higher consulting costs principally associated with a contract with the U.S. government and the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated expenses, partially offset by higher capitalized engineering costs, reversal of a bad debt provision that was recorded during the nine months ended September 30, 2020 and lower professional fees. The foreign exchange rate change increased Telesat’s operating expenses by $5.4 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.
Backlog
Telesat’s backlog as of September 30, 2021 and December 31, 2020 was $1.8 billion and $2.1 billion, respectively.
Liquidity and Capital Resources
Loral
As described above, Loral’s principal asset is a 62.6% economic interest in Telesat. The operations of Telesat are not consolidated but are presented using the equity method of accounting. Loral has no debt. Telesat has third party debt with financial institutions. Cash is maintained at Loral and Telesat to support the operating needs of each respective entity. The ability of Telesat to pay dividends or certain other restricted payments as well as consulting fees in cash to Loral is governed by applicable covenants relating to its debt and its shareholder agreement.
Cash and Available Credit
At September 30, 2021, Loral had $20.0 million of cash and cash equivalents and no debt. The Company’s cash and cash equivalents as of September 30, 2021 decreased by $11.6 million from December 31, 2020 due primarily to corporate expenses of $4.7 million adjusted for changes in working capital and net of consulting fees from Telesat, payments of $6.3 million related to strategic initiatives and pension and other post-retirement funding of $0.6 million. A discussion of cash changes by activity is set forth in the sections “Net Cash Used in Operating Activities” and “Net Cash Used in Financing Activities.”
Loral did not have a credit facility as of September 30, 2021 and December 31, 2020.
Cash Management
We have a cash management investment program that seeks a competitive return while maintaining a conservative risk profile. Our cash management investment policy establishes what we believe to be conservative guidelines relating to the investment of surplus cash. The policy allows us to invest in commercial paper, money market funds and other similar short term investments but does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The cash management investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return for similar risk categories of investment. The policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities on our behalf, requires certain mandatory reporting activity and discusses review of the portfolio. We operate the cash management investment program under the guidelines of our investment policy and continuously monitor the investments to avoid risks.
We currently invest our cash primarily in two liquid government AAA money market funds. The dispersion across funds reduces the exposure of a default at any one fund.
Liquidity
We believe that our cash and cash equivalents will be sufficient to fund projected expenditures for the next 12 months or until the Closing of the Transaction, if sooner. We expect that our major cash outlays during the next 12 months will include general corporate expenses net of consulting fees from Telesat and costs associated with completing the Transaction, including employee severance costs and professional fees. Loral receives consulting fees from Telesat of $1.25 million per quarter under a consulting agreement which expired on October 31, 2021.

Under the terms of the Transaction Agreement, Loral is required to make a $7 million payment to Red Isle at Closing. Telesat Corporation is obligated to make this payment as well as costs associated with completing the Transaction if Loral does not have sufficient cash at Closing.
Risks to Cash Flow
In 2012, we sold our former subsidiary, SSL, to MDA. Under the terms of the purchase agreement, we are obligated to indemnify MDA from liabilities with respect to certain pre-closing taxes the total amount of which has not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
Telesat
Cash and Available Credit
As of September 30, 2021, Telesat had CAD 1.56 billion of cash and short-term investments as well as approximately $200 million of borrowing availability under its revolving credit facility.
Liquidity
A large portion of Telesat’s annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. Telesat believes its cash and short-term investments as of September 30, 2021, cash flows from operating activities, and drawings on the revolving credit facility under its senior secured credit facilities will be adequate to meet Telesat’s expected cash requirements for at least the next 12 months for activities in the normal course of business, including required interest and principal payments on debt and Telesat’s capital requirements. This includes the commitments Telesat has made to date for the Telesat Lightspeed program, but does not include the capital that would be required to complete construction of the constellation.
The construction of any satellite replacement or expansion program will require significant capital expenditures, and in particular Telesat currently estimates that its planned Telesat Lightspeed constellation will require a capital investment of approximately $5 billion for satellites, launch vehicles, insurance and related ground systems. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments; through borrowings on the revolving credit facility under Telesat’s senior secured credit facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing U.S. C-band spectrum, and from government sources. In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of Telesat’s senior secured credit facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under Telesat’s senior secured credit facilities. Telesat’s ability to access these sources of funding, however, is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.
Debt
Telesat’s debt as of September 30, 2021 and December 31, 2020 was as follows:
			September 30, 2021	December 31, 2020
	Maturity	Currency
			(In thousands)
Senior Secured Credit Facilities:
Revolving credit facility	December 2024	USD or CAD equivalent	$—	$—
Term Loan B – U.S. facility	December 2026	USD	1,552,815	1,552,815
6.5% Senior notes	October 2027	USD	550,000	550,000

			September 30, 2021	December 31, 2020
	Maturity	Currency
			(In thousands)
5.625% Senior secured notes	December 2026	USD	500,000	—
4.875% Senior secured notes	June 2027	USD	400,000	400,000
			3,002,815	2,502,815
Deferred financing costs and prepayment options			(1,779)	1,824
Total debt under international financial reporting standards			3,001,036	2,504,639
U.S. GAAP adjustments			(21,320)	(21,383)
Total debt under U.S. GAAP			2,979,716	2,483,256
Current portion			—	—
Long term portion			$2,979,716	$2,483,256

As of September 30, 2021, Telesat was in compliance with the financial covenants of its senior secured credit facilities, the indenture governing its 4.875% Senior Secured Notes, the indenture governing its 5.625% Senior Secured Notes and the indenture governing its senior notes.
Senior Secured Credit Facilities
The obligations under Telesat’s credit agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of its subsidiaries (the “Guarantors”). The credit agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The credit agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require Telesat to repay a portion of the outstanding principal under its senior secured credit facilities prior to the stated maturity.
Telesat’s senior secured credit facilities are comprised of the following facilities:
i
— Revolving Credit Facility

Telesat’s revolving credit facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the senior credit facilities. For Bankers’ Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Telesat’s Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As of September 30, 2021, other than CAD 0.2 million in drawings related to letters of credit, there were no borrowings under this facility.
ii
— Term Loan B — U.S. Facility

Telesat’s term loan B — U.S. facility (“U.S. TLB Facility”) is a $1,908.5 million facility maturing in December 2026. As of September 30, 2021, $1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under Telesat’s U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the senior secured credit facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the senior secured credit facilities plus an applicable margin of 1.75%.
In December 2020, Telesat made a $341.4 million prepayment on its outstanding term loans under its U.S. TLB Facility. The mandatory principal repayments on Telesat’s U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required.
Senior Secured Notes
Telesat has senior secured notes, in the amount of $400.0 million, which bear interest at an annual rate of 4.875% and are due in June 2027 (the “4.875% Senior Secured Notes”). The 4.875% Senior Secured Notes indenture includes covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its 4.875% Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the 4.875% Senior Secured Notes indenture.
On April 27, 2021, Telesat issued senior secured notes in the amount of $500 million at an annual rate of 5.625%, which are due in December 2026 (the “5.625% Senior Secured Notes”). The 5.625% Senior Secured Notes indenture includes covenants and terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in the 5.625% Senior Secured Notes indenture. Telesat incurred debt issuance costs of CAD 6.8 million in connection with the issuance of the 5.625% Senior Secured Notes.
Senior Notes
Telesat’s senior notes, in the amount of $550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the senior notes indenture.
Debt Service Cost
The interest expense on Telesat’s senior secured credit facilities, senior notes, senior secured notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, prepayment options and loss on repayment for the year ended December 31, 2021, is expected to be approximately CAD 162.4 million.
Derivatives
Telesat uses, from time to time, interest rate and currency derivatives to manage its exposure to changes in interest rates and foreign exchange rates.
As of September 30, 2021, Telesat had one outstanding interest rate swap which hedges the interest rate risk on $450 million of U.S. denominated Term Loan B borrowings. The contract, which matures in September 2022, is at a fixed interest rate of 2.04%, excluding applicable margin. As of September 30, 2021, the fair value of the interest rate swap was a liability of $5.8 million.
Telesat also has foreign currency embedded derivatives in its purchase contracts with suppliers and sales contracts with customers as a result of some of these contracts being denominated in a currency other than the functional currency of the substantial parties to the respective contract. The fair value of these foreign currency embedded derivatives as of September 30, 2021 was a net liability of $6.7 million.

Capital Expenditures
Telesat has entered into contracts for the development of Telesat Lightspeed constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately CAD 181.3 million as of September 30, 2021. These expenditures may be funded from some or all of the following: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments; or funds available under the revolving credit facility.
Statements of Cash Flows
Net Cash Used in Operating Activities
Net cash used in operating activities was $11.6 million for the nine months ended September 30, 2021, consisting primarily of a $19.0 million cash use attributable to net income adjusted for non-cash operating items and a $1.0 million decrease in pension and other post-retirement liabilities, partially offset by a $7.6 million increase in accrued employment costs and other current liabilities primarily due to the accrual of $7.2 million in severance and related costs payable to Loral employees upon termination of their employment at Closing and a $0.8 million increase in other liabilities.
Net cash used in operating activities was $5.6 million for the nine months ended September 30, 2020, consisting primarily of a $10.8 million cash use attributable to net income adjusted for non-cash operating items and a $0.9 million decrease in income taxes payable, net of refunds receivable, and a $1.8 million decrease in pension and other post-retirement liabilities, partially offset by a receipt of $5.9 million from XTAR for a past due receivable and a $2.2 million increase in other liabilities.
Net Cash Used in Financing Activities
Net cash used in financing activities was $170.1 million for the nine months ended September 30, 2020 attributable to the payment of a cash dividend to common shareholders in May 2020.
Affiliate Matters
Loral has made certain investments in joint ventures in the satellite services business that are accounted for under the equity method of accounting (see Note 5 to our financial statements for further information on affiliate matters).
Commitments and Contingencies
Our business and operations are subject to a number of significant risks, the most significant of which are summarized in Note 13 to our condensed consolidated financial statements.
Other Matters
Recent Accounting Pronouncements
There are no accounting pronouncements that have been issued but not yet adopted that we believe will have a significant impact on our financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our consolidated financial statements (the “financial statements”) included herein.
Loral Space & Communications Inc., a Delaware corporation, together with its subsidiaries, is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Disclosure Regarding Forward-Looking Statements
Except for the historical information contained in the following discussion and analysis, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend,” or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to the Risk Factors section above, the Commitments and Contingencies section below and to our other periodic reports filed with the Securities and Exchange Commission (“SEC”). We operate in an industry sector in which the value of securities may be volatile and may be influenced by economic and other factors beyond our control. We undertake no obligation to update any forward-looking statements.
Overview
Business
Recent Developments
On November 23, 2020, Loral entered into the Transaction Agreement with Telesat, Telesat Partnership, Telesat Corporation, Telesat CanHoldco, Merger Sub, PSP and Red Isle, under which Merger Sub will merge with and into Loral, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership, and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation following the expiration of a six-month lock-up period.
The Transaction Agreement contains a number of customary conditions that must be fulfilled to complete the Transaction, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR, PSP, any other party to the Transaction Agreement or certain of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange; (v) no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) the accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of the registration statement on Form F-4 and the issuance of a receipt for each of the Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no U.S., Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or plead nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables. If the parties have confirmed that all the conditions are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but which conditions are capable of being satisfied at the Closing), then PSP and Loral will each have the right to extend the Closing for any number of periods of up to 30 days each and no longer than 120 days in the aggregate, from the date on which the Closing otherwise would have occurred. If the Closing is extended, the Closing will occur on the first two consecutive business days commencing on the fifth business day after the expiration of the final extension period on which the conditions are satisfied or waived (other than the conditions (i) with respect to no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred, (ii) that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (iii) if PSP extends the Closing, with respect to a civil or criminal legal proceeding alleging that Loral or any of its subsidiaries (excluding XTAR and GdM and their subsidiaries), has criminally violated a law). Subject to the satisfaction of the conditions to Closing and any extensions described above, we expect to complete the Transaction in the third quarter of 2021.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6,550,000 or $22,910,000, or to pay to PSP a “breach” fee of $40,000,000, in each case as provided in the Transaction Agreement.
Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Telesat provides its satellite and communication services from a fleet of GEO satellites that occupy Canadian and other orbital locations. Telesat is also developing a planned global constellation of LEO satellites known as “Telesat Lightspeed.” Loral holds a 62.6% economic interest and a 32.6% voting interest in Telesat as of December 31, 2020.
Telesat’s GEO Satellite Business
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. Telesat has been able to generate a large contractual revenue backlog by entering into long-term contracts with some of its customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.
As of December 31, 2020, Telesat provided satellite services to customers from its fleet of 15 GEO satellites, as well as the Canadian payload on the ViaSat-1 satellite. Telesat also manages the operations of additional satellites for third parties. As of December 31, 2020, Telesat’s contracted backlog from its GEO satellite business was approximately $2.1 billion.
Telesat Lightspeed
Telesat has commenced the development of what it believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, Telesat’s first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. Telesat also installed ground infrastructure at its teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.
To advance its plans for Telesat Lightspeed, Telesat has recently undertaken, among other things, the following:
In February 2021, Telesat announced that it had entered into an agreement with TAS to be the prime manufacturer of the Telesat Lightspeed constellation and that TAS and its affiliate Telespazio have made a Lightspeed capacity commitment in connection with the agreement. Under the terms of the agreement, the parties have provided for continued progress of the program while the financing for the project is being finalized. The execution of the definitive manufacturing agreement, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing of the program.
In February 2021, Telesat announced that it had selected MDA to manufacture the phased array antennas to be incorporated into the Telesat Lightspeed satellites. Under the terms of the agreement Telesat has entered into with MDA, the parties have provided for continued progress of the program while the financing for the project is being finalized.
In February 2021, Telesat announced that it had entered into an MOU with the government of Québec for an investment of CAD 400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the government of Québec will consist of CAD 200 million in preferred equity as well as a CAD 200 million loan. Telesat expects that a final agreement will be completed in the coming months.
While Telesat has entered into agreements with TAS and MDA, the execution of the definitive manufacturing agreements with them, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program. Similarly, the government of Quebec’s CAD 400 million investment is subject to a number of conditions, including financing and the entering into of a further definitive agreement.
Telesat continues to take a number of steps to advance Telesat Lightspeed’s business plan, including putting in place arrangements with launch providers, ground systems operators, and antenna manufacturers (to advance the development of economical and high efficiency antenna systems).
Telesat currently estimates that Telesat Lightspeed will require a capital investment of approximately $5 billion. Telesat anticipates diverse sources of financing, including (subject to compliance with Telesat’s borrowing covenants) Telesat’s current cash-on-hand, expected cash flows of Telesat’s GEO business, proceeds Telesat expects to receive from the repurposing of C-band spectrum, potential future equity issuance, and future borrowings, including from export credit agencies.
In July 2019, Telesat announced that it had entered into a memorandum of understanding with the government of Canada regarding a partnership intended to ensure access to affordable high-speed internet connectivity across rural and remote areas of Canada through the development of the Telesat Lightspeed constellation. The partnership is expected to generate CAD 1.2 billion in revenue for Telesat over 10 years, which includes up to CAD 600 million from the government of Canada.
In May 2019, Telesat entered into an agreement with the government of Canada pursuant to which the government of Canada will contribute up to CAD 85 million through July 31, 2023 to support the development of the Telesat Lightspeed constellation. As of December 31, 2020 and 2019, Telesat recorded CAD 12 million and CAD 5.0 million, respectively, relating to the agreement.
Repurposing of C-Band Spectrum
In a number of countries, regulators plan to adopt new spectrum allocations for terrestrial mobile broadband and 5G, including certain C-band spectrum currently allocated to satellite services. Telesat currently use C-band spectrum in a number of countries, including the U.S. and Canada. To the extent that Telesat is able to assist in making the C-band spectrum it uses available for use for terrestrial mobile broadband and 5G, Telesat may be entitled to certain compensation.

In February 2020, the FCC issued a final Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The Report and Order provided that Telesat would receive as much as $344.4 million from the repurposing of C-band spectrum in the U.S. provided that Telesat takes the necessary actions to move its services in the continental U.S. out of the 3700 — 4000 MHz spectrum band and into the 4000 — 4200 MHz band and takes the necessary steps to ensure that its end user antennas will not be subject to terrestrial interference. Telesat believes that it can meet all the requirements to receive the $344.4 million.
A similar repurposing of C-band spectrum is currently underway in Canada as well, with the government of Canada launching a public consultation on repurposing C-band spectrum in August 2020. In the consultation document, in addition to its own proposal, the government of Canada included a proposal put forward by Telesat whereby Telesat — the sole satellite operator licensed to use C-band in Canada — would accelerate, and be fully responsible for, the clearing of a portion of the C-band spectrum for 5G. In return, Telesat would be compensated for clearing and repurposing the spectrum. Comments were submitted to the government on October 26, 2020, and Reply Comments were submitted on November 30, 2020. Telesat anticipates a decision in 2021.
Telesat Lightspeed Asset Transfers
In December 2020, in connection with Telesat’s ongoing financing activities related to its planned Telesat Lightspeed constellation, Telesat designated certain of its subsidiaries as unrestricted subsidiaries under its amended senior secured credit facilities and the indentures governing its senior secured notes and senior notes.
On December 31, 2020, Telesat and Telesat Spectrum General Partnership (“TSGP”), a wholly owned restricted subsidiary of Telesat, entered into a series of transactions in which Telesat and TSGP transferred to certain unrestricted subsidiaries (i) assets relating to the Telesat Lightspeed network, including NGSO spectrum authorizations, U.S. market access rights, certain IP, certain fixed assets and certain contracts, and (ii) C-band assets, including Canadian C-band licenses and U.S. C-band market access rights, together with the right to receive proceeds from the repurposing thereof. In connection with such asset transfers, the applicable unrestricted subsidiaries entered into certain market access and control agreements permitting Telesat and TSGP to retain access and/or control over the transferred assets. Concurrently with these transactions, Telesat contributed $193 million in cash to Telesat LEO Holdings Inc., an unrestricted subsidiary of Telesat. These transactions are collectively referred to as the “LEO Transactions.”
Immediately prior to the LEO Transactions, Telesat prepaid outstanding term loans under its amended senior secured credit facilities in an aggregate principal amount of $341.4 million. As a result of such prepayment, pro forma leverage under the amended senior secured credit facilities at the time of the LEO Transactions was less than 4.50 to 1.00. The LEO Transactions complied with the covenants set forth in the amended senior secured credit facilities and the indentures governing Telesat’s senior secured notes and senior notes.
Telesat Outlook
Telesat’s desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled it to successfully develop its business to date. Leveraging these strengths and building on its existing contractual revenue backlog, Telesat’s focus is on profitably growing its business by increasing the utilization of its in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where strong market demand is anticipated.
After decades of developing and successfully operating its GEO-based satellite services business, Telesat believes that it is now poised to revolutionize the provision of global broadband connectivity by developing what Telesat believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.
Telesat believes that it is well positioned to serve its customers and the markets in which it participates. Telesat actively pursues opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although Telesat regularly pursues these opportunities, it does not procure additional or replacement satellites until it believes there is a demonstrated need and a sound business plan for such satellite capacity.
In 2021, Telesat remains focused on increasing utilization of its existing satellites, the development of its global Lightspeed constellation, identifying and pursuing opportunities to invest in other expansion of satellite capacity and leveraging the value of its spectrum rights, all while maintaining operating discipline.
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations. During 2020, approximately 53% of Telesat’s revenues, 46% of its operating expenses, 100% of its interest expense and the majority of its capital expenditures were denominated in U.S. dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated indebtedness and cash and short term investments. As of December 31, 2020, Telesat’s U.S. dollar denominated debt totaled $2.5 billion. As of December 31, 2020, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $124.6 million. This analysis assumes all other variables, in particular interest rates, remain constant.
In connection with the acquisition of our ownership interest in Telesat in 2007, Loral has agreed that, subject to certain exceptions described in the Shareholders Agreement, for so long as Loral has an interest in Telesat, it will not compete in the business of leasing, selling or otherwise furnishing fixed satellite service, broadcast satellite service or audio and video broadcast direct to home service using transponder capacity in the C-band, Ku-band and Ka-band (including in each case extended band) frequencies and the business of providing end-to-end data solutions on networks comprised of earth terminals, space segment, and, where appropriate, networking hubs.
Other
We own 56% of XTAR, a joint venture between us and Hisdesat of Spain. Prior to July 1, 2020, XTAR owned and operated an X-band satellite, the XTAR — EUR Satellite located at the 29° E.L. Orbital Slot. In addition, prior to July 1, 2020, XTAR leased from Hisdesat 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L.. For services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee under the Loral Management Agreement. As of December 31, 2019, the amount due to Loral under the Loral Management Agreement was $6.6 million, and we had an allowance of $6.6 million against this receivable.
On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship, including, among other things, the following: (i) Hisdesat purchased the Satellite and certain assets related to operation of the Satellite from XTAR; (ii) XTAR’s agreement with Hisdesat to operate the Satellite at the Orbital Slot was terminated and the rights and licenses to operate the Satellite at the Orbital Slot reverted to Hisdesat; (iii) the Transponder Lease was terminated; (iv) XTAR and Hisdesat entered into an agreement under which XTAR will continue to market and sell capacity on the Satellite and on the Spainsat satellite; (v) XTAR and Loral terminated the Loral Management Agreement; and (vi) Loral granted to Hisdesat an option to acquire for nominal consideration, subject to receipt of all required regulatory approvals, Loral’s membership interests in XTAR. This option has not yet been exercised by Hisdesat. On July 2, 2020, Loral received from XTAR $5.9 million from the proceeds of the sale of the Purchased Assets in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement. As a result, the Company recorded a $5.9 million recovery of an affiliate doubtful receivable and a corresponding reduction in its allowance for doubtful accounts for the year ended December 31, 2020.
COVID-19
On March 11, 2020, the World Health Organization designated the COVID-19 coronavirus as a global pandemic. Various policies and initiatives have been implemented worldwide to reduce the global transmission of COVID-19, including the promotion of social distancing and the adoption of remote working policies.
Although the COVID-19 pandemic has had a limited impact on Telesat’s and our ability to operate our respective businesses, Telesat’s customers in the maritime and aeronautical markets have been significantly impacted by the pandemic. At the request of some of these customers, Telesat has agreed to amend the terms of certain of their contracts to mitigate the adverse financial impact that COVID-19 is having on their respective businesses. These arrangements will have an adverse impact on Telesat’s revenues in the near term. While not sufficient to offset adverse impacts referred to above, Telesat has experienced some increased demand for services as a result of COVID-19, primarily from government, and government-sponsored broadband requirements. In addition, certain of Telesat’s maritime and aeronautical customers have commenced voluntary bankruptcy proceedings. As a result, Telesat recorded a provision for bad debt expense for certain accounts receivable with these customers given the risk that Telesat may not receive payment for all, or substantially all, of the amounts owed to it.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act was signed into law, and on April 24, 2020, the Paycheck Protection Program and Healthcare Enhancement Act was signed into law (collectively, the “COVID-19 Acts”). The COVID-19 Acts provide a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. The COVID-19 Acts reduced our income tax provision by approximately $2.6 million for the year ended December 31, 2020. We continue to monitor any other effects that may result from the COVID-19 Acts.
Consolidated Operating Results
Please refer to Critical Accounting Matters set forth below in this section.
2020 Compared with 2019
The following compares our consolidated results for 2020 and 2019 as presented in our financial statements:
Operating loss
	Year Ended December 31,
	2020	2019
	(In thousands)
General and administrative expenses	$(6,717)	$(6,612)
Recovery of affiliate doubtful receivable	5,854	—
Operating loss	$(863)	$(6,612)
General and administrative expenses were comparable for the years ended December 31, 2020 and 2019. The recovery of affiliate doubtful receivable in 2020 represents the receipt of $5.9 million from XTAR in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
Interest and Investment Income
	Year Ended December 31,
	2020	2019
	(In thousands)
Interest and investment income	$1,050	$5,727
Interest and investment income decreased by $4.7 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to the lower cash balance resulting primarily from payment of cash dividends of $170.1 million and $46.4 million in May 2020 and December 2020, respectively, and lower interest rates earned on the cash balance during the year 2020 as compared to 2019.
Other Expense
	Year Ended December 31,
	2020	2019
	(In thousands)
Other expense	$10,898	$4,586

For the years ended December 31, 2020 and 2019, other expense includes Transaction related expenses of $10.2 million and $4.0 million, respectively.
Income Tax Provision
	Year Ended December 31,
	2020	2019
	(In thousands)
Income tax provision	$(12,886)	$(6,153)
For 2020, we recorded a current and deferred tax provision of $1.5 million and $11.4 million, respectively, resulting in a total tax provision of $12.9 million. For 2019, we recorded a current and deferred tax provision of $3.2 million and $3.0 million, respectively, resulting in a total tax provision of $6.2 million. Our income tax provision for 2020 includes a current and deferred tax benefit of $1.6 million and $1.0 million, respectively, from the COVID-19 Acts.
The deferred tax provision for each period included the impact of equity in net income of affiliates in our consolidated statement of operations. After utilization of our NOL carryforwards and allowable tax credits, federal income tax on Global Intangible Low-Taxed Income (“GILTI”) from Telesat was zero. Furthermore, since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets are valued at zero.
During 2021, the statute of limitations for assessment of additional tax will expire with regard to certain uncertain tax positions (“UTPs”), potentially resulting in a $19.1 million reduction to our income tax provision.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets.
See Critical Accounting Matters — Taxation below for discussion of our accounting method for income taxes.
Equity in Net Income of Affiliates
	Year Ended December 31,
	2020	2019
	(In thousands)
Telesat	$116,716	$101,403
The following is a reconciliation of the changes in our investment in Telesat for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020		2019
	(In thousands)
Opening Balance, January 1,		$90,184		$24,574
Components of equity in net income of Telesat:
Equity in net income of Telesat	$111,892		$97,856
Eliminations of affiliate transactions and related amortization	4,824	116,716	3,547	101,403
Equity in Telesat-related other comprehensive loss		(14,236)		(35,793)
Ending balance, December 31,		$192,664		$90,184

As of December 31, 2020, we held a 62.6% economic interest and a 32.6% voting interest in Telesat. Loral’s equity in net income of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. The amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income or loss of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned SSL and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
Summary financial information for Telesat in accordance with U.S. GAAP in Canadian dollars and U.S. dollars for the years ended and as of December 31, 2020 and 2019 follows (in thousands):
	December 31,		December 31,
	2020	2019	2020	2019
	(In Canadian dollars)		(In U.S. dollars)
Balance Sheet Data:
Current assets	894,835	1,139,605	703,210	$877,294
Total assets	5,018,579	5,365,307	3,943,875	4,130,337
Current liabilities	165,233	161,357	129,849	124,217
Long-term debt, including current portion	3,159,944	3,684,873	2,483,256	2,836,700
Total liabilities	3,996,600	4,552,467	3,140,747	3,504,594
Shareholders’ equity	1,021,979	812,840	803,128	625,743
Period end exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.2725	1.2990
Telesat’s revenue decreased by $74 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due primarily to the reduction of service for a North American DTH customer, lower revenue from enterprise services due to the completion of the non-cash amortization of a significant financing component of an agreement, lower revenue associated with short-term services provided to other satellite operators, and, to a lesser extent, the impact of the COVID-19 pandemic on certain enterprise customers and lower consulting revenues. The foreign exchange rate change decreased Telesat’s revenue by approximately $3.0 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019.
Telesat’s operating expenses decreased by $4.9 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to lower expenses related to development of the Telesat Lightspeed constellation, net of amounts to be reimbursed under a grant from the Canadian government, lower consultancy related expenses and lower employee bonuses, partially offset by higher wages related to hiring of additional employees primarily to support the Telesat Lightspeed program, lower capitalized engineering costs, higher professional fees, higher provision for bad debt expense associated with the COVID-19 pandemic and higher in-orbit insurance.
Telesat’s depreciation and amortization decreased by $26.3 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to the end of useful life, for accounting purposes, of the Anik F2 satellite in the fourth quarter of 2019, the Anik F1R satellite in the fourth quarter of 2020 and certain customer relationships in 2019.
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. Telesat’s main currency exposures as of December 31, 2020, lie in its U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. As of December 31, 2020, Telesat’s U.S. dollar denominated debt totaled $2.5 billion. As of December 31, 2020, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $124.6 million. This analysis assumes all other variables, in particular interest rates, remain constant.

On January 1, 2019, Telesat adopted Accounting Standards Codification (“ASC”) 842, Leases, for its U.S. GAAP reporting which we use to record our equity income in Telesat. Telesat adopted the new guidance using the modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. As a result, on January 1, 2019, Telesat recognized a right-of-use asset of $19.6 million and lease liability of $20.0 million on its consolidated balance sheet.
Backlog
Telesat’s backlog as of December 31, 2020 and 2019 was $2.1 billion and $2.5 billion, respectively. It is expected that approximately 23.9% of satellite services backlog will be recognized as revenue by Telesat during 2021. As of December 31, 2020, Telesat had received approximately $325.4 million of customer prepayments.
Critical Accounting Matters
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income (loss) reported for the period. Actual results could differ from estimates. We believe the following critical accounting matters contain the more significant judgments and estimates used in the preparation of our financial statements.
Investments in Affiliates
Our investments in affiliates are accounted for using the equity method of accounting under U.S. GAAP. The carrying value of our investments in affiliates is reviewed for impairment in accordance with Financial Accounting Standards Board (“FASB”) Codification Topic 323 Investments — Equity Method and Joint Ventures.
We monitor our equity method investments for factors indicating other-than-temporary decrease in value. An impairment charge would be recognized when the decrease in value is determined to be other-than-temporary. The fair value of each investment is determined based on the income approach by discounting our investee’s projected annual free cash flows to their present value using a rate of return appropriate for the risk of achieving the projected cash flows. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:
Level 1:   Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.
Level 2:   Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3:   Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

These provisions are applicable to all of our assets and liabilities that are measured and recorded at fair value.
Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring or non-recurring basis at December 31, 2020:
	Level 1	Level 2	Level 3
	(In thousands)
Assets
Cash equivalents: Money market funds	$29,166	$—	$—
Other current assets:
Indemnification – Sale of SSL	$—	$—	$598
Liabilities
Long term liabilities:
Indemnification – Globalstar do Brasil S.A.	$—	$—	$145
The carrying amount of money market funds approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of December 31, 2020.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.
The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated remaining liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A., originally determined using expected value analysis, is net of payments since inception.
Taxation
Loral is subject to U.S. federal, state and local income taxation on its worldwide income and foreign taxes on certain income from sources outside the United States. Our foreign subsidiaries are subject to taxation in local jurisdictions. Telesat is subject to tax in Canada and other jurisdictions and Loral will provide in operating earnings any additional U.S. current and deferred tax required on distributions received or deemed to be received from Telesat, including GILTI.
We use the liability method in accounting for taxes whereby income taxes are recognized during the year in which transactions are recorded in the financial statements. Deferred taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. We assess the recoverability of our deferred tax assets and, based upon this analysis, record a valuation allowance against the deferred tax assets to the extent recoverability does not satisfy the “more likely than not” recognition criteria.
The tax benefit of a UTP taken or expected to be taken in income tax returns is recognized only if it is “more likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. Evaluating the technical merits of a tax position and determining the benefit to be recognized involves a significant level of judgment in the assumptions underlying such evaluation.
Pension and Other Employee Benefits
We maintain a qualified pension plan, which is a defined benefit pension plan. In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. Healthcare benefits end when the retiree reaches age 65. Pension and other employee post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in these pension and other employee post-retirement benefit costs may occur in the future due to changes in these assumptions, as well as our actual experience.
The discount rate is subject to change each year, based on a hypothetical yield curve developed from a portfolio of high quality, corporate, non-callable bonds with maturities that match our projected benefit payment stream. The resulting discount rate reflects the matching of the plan liability cash flows to the yield curve. The discount rate determined on this basis for the qualified pension plan and other employee post-retirement benefit costs was 2.5% and 3.25% as of December 31, 2020 and 2019, respectively.
The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the plan’s projected benefit obligation, asset mix and the fact that its assets are actively managed to mitigate risk. Allowable investment types include equity investments, fixed income investments and real assets. Both equity and fixed income investment types may include alternative investments which are permitted to be up to 20% of total plan assets. Pension plan assets are primarily managed by Russell Investment Corp. (“Russell”), which allocates the assets into specified Russell-designed funds as we direct. Each specified Russell fund is then managed by investment managers chosen by Russell. We also engage non-Russell related investment managers through Russell, in its role as trustee, to invest pension plan assets. The targeted long-term allocation of our pension plan assets is 56.5% in liquid return-seeking investments, 29% in fixed income investments and 14.5% in alternative investments. The expected long-term annual rate of return on plan assets was 7.00% and 7.25% for 2020 and 2019, respectively. For 2021, we have updated our expected long-term rate of return to 6.75%.
Pension and other employee post-retirement benefit costs (“Net Periodic Costs”) included in our statement of operations in 2021 are expected to be approximately $1.1 million, which is unchanged from Net Periodic Costs in 2020. Net Periodic Costs include amortization of actuarial gains and losses presented in accumulated other comprehensive loss. We use the corridor approach to amortize actuarial gains and losses. Under this approach, net actuarial gains or losses in excess of 10% of the larger of the benefit obligation or fair value of plan assets are amortized on a straight-line basis. Changes in Net Periodic Costs are partly driven by changes in discount rate and expected long-term rate of return. Lowering the discount rate and the expected long-term rate of return each by 0.5% would have increased Net Periodic Costs by approximately $0.2 million in 2020.
The benefit obligations for pensions and other employee post-retirement benefits exceeded the fair value of plan assets by $20.3 million at December 31, 2020. We are required to recognize the funded status of a benefit plan on our balance sheet. Market conditions and interest rates significantly affect future assets and liabilities of Loral’s pension and other employee benefits plans.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when, in management’s opinion, such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made. Management considers the assessment of loss contingencies as a critical accounting policy because of the significant uncertainty relating to the outcome of any potential legal actions and other claims and the difficulty of predicting the likelihood and range of the potential liability involved, coupled with the material impact on our results of operations that could result from legal actions or other claims and assessments.
Accounting Standards Issued and Not Yet Implemented
For discussion of accounting standards issued and not yet implemented that could have an impact on us, see Note 2 to the financial statements.
Liquidity and Capital Resources
Loral
As described above, Loral’s principal asset is a 62.6% economic interest in Telesat. The operations of Telesat are not consolidated but are presented using the equity method of accounting. Loral has no debt. Telesat has third party debt with financial institutions. Cash is maintained at Loral and Telesat to support the operating needs of each respective entity. The ability of Telesat to pay dividends or certain other restricted payments as well as consulting fees in cash to Loral is governed by applicable covenants relating to its debt and its shareholder agreement.
Cash and Available Credit
At December 31, 2020, Loral had $31.6 million of cash and cash equivalents and no debt. The Company’s cash and cash equivalents as of December 31, 2020 decreased by $227.4 million from December 31, 2019 due primarily to payment of cash dividends of $170.1 million and $46.4 million in May 2020 and December 2020, respectively, corporate expenses of $5.9 million adjusted for changes in working capital and net of consulting fees from Telesat, payments of $10.3 million related to strategic initiatives and pension and other post-retirement funding of $2.0 million, partially offset by $5.9 million received from XTAR for a past due receivable and $1.4 million of interest and investment income. A discussion of cash changes by activity is set forth in the sections “Net Cash (Used in) Provided by Operating Activities” and “Net Cash Used in Financing Activities.” The Company did not have a credit facility as of December 31, 2020 and 2019.
Cash Management
We have a cash management investment program that seeks a competitive return while maintaining a conservative risk profile. Our cash management investment policy establishes what we believe to be conservative guidelines relating to the investment of surplus cash. The policy allows us to invest in commercial paper, money market funds and other similar short-term investments but does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The cash management investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return for similar risk categories of investment. The policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities on our behalf, requires certain mandatory reporting activity and discusses review of the portfolio. We operate the cash management investment program under the guidelines of our investment policy and continuously monitor the investments to avoid risks.
We currently invest our cash in several liquid prime and government AAA money market funds. The dispersion across funds reduces the exposure of a default at one fund.

Liquidity
We believe that our cash and cash equivalents will be sufficient to fund projected expenditures for the next 12 months or until the Closing of the Transaction, if sooner. We expect that our major cash outlays during the next 12 months will include general corporate expenses net of consulting fees from Telesat and costs associated with completing the Transaction, including employee severance costs and professional fees . Loral receives consulting fees from Telesat of $1.25 million per quarter under a consulting agreement which expires on October 31, 2021.
Under the terms of the Transaction Agreement, Loral is required to make a $7 million payment to Red Isle at Closing. Telesat Corporation is obligated to make this payment as well as costs associated with completing the Transaction if Loral does not have sufficient cash at Closing.
Risks to Cash Flow
In 2012, we sold our former subsidiary, SSL, to MDA. Under the terms of the purchase agreement, we are obligated to indemnify MDA from liabilities with respect to certain pre-closing taxes the total amount of which has not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
Telesat
Cash and Available Credit
As of December 31, 2020, Telesat had CAD 818.4 million of cash and short-term investments as well as approximately $200 million of borrowing availability under its revolving credit facility.
Liquidity
A large portion of Telesat’s annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. Telesat believes its cash and short-term investments as of December 31, 2020, cash flows from operating activities, and drawings on the revolving credit facility under its senior secured credit facilities will be adequate to meet Telesat’s expected cash requirements for at least the next 12 months for activities in the normal course of business, including required interest and principal payments on debt and Telesat’s capital requirements. This includes the commitments Telesat has made to date for the Telesat Lightspeed program, but does not include the capital that would be required to commence construction of the constellation.
The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular Telesat’s planned Telesat Lightspeed constellation which Telesat currently estimates will require a capital investment of approximately $5 billion. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments or through borrowings on the revolving credit facility under Telesat’s senior secured credit facilities; vendor financing; equity investments; export credit agency financing; additional secured or unsecured financing; proceeds received from repurposing C-band spectrum, and from government sources. In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of Telesat’s senior secured credit facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under Telesat’s senior secured credit facilities. Telesat’s ability to access these sources of funding, however, is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.

Debt
Telesat’s debt as of December 31, 2020 and 2019 was as follows:
			December 31,
	Maturity	Currency	2020	2019
			(in thousands)
Senior secured credit facilities:
Revolving credit facility		USD or CAD	—	—
	December 2024	equivalent
Term Loan B – U.S. facility	December 2026	USD	$1,552,815	$1,908,500
6.5% Senior notes	October 2027	USD	550,000	550,000
4.875% Senior secured notes	June 2027	USD	400,000	400,000
			2,502,815	2,858,500
Deferred financing costs and prepayment options			1,824	(302)
Total debt under international financial reporting standards			2,504,639	2,858,198
U.S. GAAP adjustments			(21,383)	(21,498)
Total debt under U.S. GAAP			2,483,256	2,836,700
Current portion			—	16,480
Long term portion			$2,483,256	$2,820,220
Senior Secured Credit Facilities
The obligations under Telesat’s credit agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of its subsidiaries (the “Guarantors”). The credit agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The credit agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require Telesat to repay a portion of the outstanding principal under its senior secured credit facilities prior to the stated maturity.
Telesat’s senior secured credit facilities are comprised of the following facilities:
i — Revolving Credit Facility
Telesat’s revolving credit facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the senior credit facilities. For Bankers’ Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Telesat’s Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As of December 31, 2020, other than approximately CAD 0.2 million in drawings related to letters of credit, there were no borrowings under this facility.
ii — Term Loan B — U.S. Facility
Telesat’s term loan B — U.S. facility (“U.S. TLB Facility”) is a $1,908.5 million facility maturing in December 2026. As of December 31, 2020, $1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under Telesat’s U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the senior secured credit facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the senior secured credit facilities plus an applicable margin of 1.75%.
In December 2020, Telesat made a $341.4 million prepayment on its outstanding term loans under its amended senior secured credit facilities. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity. The mandatory principal repayments on Telesat’s U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required.
Senior Notes
Telesat’s senior notes, in the amount of $550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the senior notes indenture.
As of December 31, 2020, Telesat was in compliance with the financial covenants of its senior secured credit facilities, the indenture governing its senior secured notes and the indenture governing its senior notes.
Senior Secured Notes
Telesat’s senior secured notes, in the amount of $400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior secured notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the senior secured notes indenture.
The senior secured notes indenture contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents.
Debt Service Cost
The interest expense on Telesat’s senior secured credit facilities, senior notes, senior secured notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, interest rate floors, prepayment options and net gain on repricing/repayment for the year ended December 31, 2020 was CAD 175.4 million.
Derivatives
Telesat uses, from time to time, interest rate and currency derivatives to manage its exposure to changes in interest rates and foreign exchange rates.
As of December 31, 2020, Telesat had two outstanding interest rate swaps which hedge the interest rate risk associated with the variable interest rate on $900 million of U.S. denominated Term Loan B borrowings. These contracts, which mature in September 2021 and September 2022, are at fixed interest rates of 1.95% and 2.04%, respectively, excluding applicable margin. As of December 31, 2020, the fair value of the interest rate swaps was a liability of $14.1 million.

Telesat also has foreign currency embedded derivatives in its purchase contracts with suppliers and sales contracts with customers as a result of some of these contracts being denominated in a currency other than the functional currency of the substantial parties to the respective contract. The fair value of these foreign currency embedded derivatives as of December 31, 2020 was a net liability of $6.1 million.
Development Costs and Capital Expenditures
Telesat has entered into contracts for the development of Telesat Lightspeed constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately CAD 277.2 million as of March 3, 2021. These expenditures may be funded from some or all of the following: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments or funds available under the revolving credit facility.
Statements of Cash Flow
Net Cash (Used in) Provided by Operating Activities
Net cash used in operating activities was $10.9 million for the year ended December 31, 2020, consisting primarily of a $16.8 million cash use attributable to net income adjusted for non-cash operating items, a $0.9 million increase in income taxes receivable, net of payables, and a $2.1 million decrease in pension and other post-retirement liabilities, partially offset by a receipt of $5.9 million from XTAR for a past due receivable and a $2.4 million increase in other liabilities.
Net cash provided by operating activities was $2.1 million for the year ended December 31, 2019.
Net cash provided by operating activities from continuing operations was $0.3 million for the year ended December 31, 2019, consisting primarily of a $4.4 million change in income tax accounts mainly attributable to the receipt of income tax refunds and a $4.0 million increase in other liabilities, primarily due to an increase in the liability for uncertain tax positions, partially offset by a $7.6 million cash use attributable to net income adjusted for non-cash operating items and a $0.6 million decrease in pension and other post-retirement liabilities.
Net cash provided by operating activities from discontinued operations was $1.8 million for the year ended December 31, 2019 attributable to a tax indemnification recovery related to the SSL Sale.
Net Cash Used in Financing Activities
Net cash used in financing activities was $216.5 million for the year ended December 31, 2020 attributable to the payment of cash dividends of $170.1 million and $46.4 million to common shareholders in May 2020 and December 2020, respectively.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC, that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these arrangements.
Other
Loral’s operating cash flows for 2020 and 2019 included contributions of approximately $2.0 million and $1.0 million, respectively, to the qualified pension plan and for other post-retirement benefits.
Affiliate Matters
Loral has made certain investments in joint ventures in the satellite services business that are accounted for under the equity method of accounting (see Note 5 to the financial statements for further information on affiliate matters).

Commitments and Contingencies
Our business and operations are subject to a number of significant risks, the most significant of which are summarized in Note 13 to the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our consolidated financial statements (the “financial statements”) included herein.
Loral Space & Communications Inc., a Delaware corporation, together with its subsidiaries, is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Disclosure Regarding Forward-Looking Statements
Except for the historical information contained in the following discussion and analysis, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend,” or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to the Risk Factors section above, the Commitments and Contingencies section below and to our other periodic reports filed with the Securities and Exchange Commission (“SEC”). We operate in an industry sector in which the value of securities may be volatile and may be influenced by economic and other factors beyond our control. We undertake no obligation to update any forward-looking statements.
Overview
Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Telesat provides its satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. Loral holds a 62.7% economic interest and a 32.6% voting interest in Telesat as of December 31, 2019.
At December 31, 2019, Telesat, with approximately $2.5 billion of backlog, provided satellite services to customers from its fleet of 16 in-orbit geostationary satellites and the Canadian Ka-band payload on the ViaSat-1 satellite. Telesat is also developing a global constellation of LEO satellites. In January 2018, Telesat launched a Ka-band satellite into low earth orbit as part of its plans to deploy an advanced, global LEO constellation. This satellite is being used to perform testing and live demonstrations of certain features of Telesat’s LEO system design with existing Telesat customers and potential suppliers of Telesat LEO system hardware. These satellite leaders will be able to experience key advantages of Telesat’s LEO system — including ultra-low latency and high speeds — and assess the role Telesat’s constellation can play in their next-generation broadband networks.
On October 11, 2019, Telesat issued $550.0 million of 6.5% senior notes maturing in October 2027. The 6.5% senior notes are effectively subordinated to Telesat’s secured indebtedness, including the obligations under its senior secured credit facilities and its 4.875% senior secured notes.
On October 11, 2019, Telesat used the net proceeds from the 6.5% senior notes offering together with available cash on hand to redeem its $500 million 8.875% senior notes due November 15, 2024 by repaying all outstanding amounts, including principal, redemption premium and discounted interest to November 15, 2019.
On December 6, 2019, Telesat entered into amended senior secured credit facilities which provide for term loan borrowings of $1,908.5 million which mature in December 2026 and revolving credit facilities of up to $200 million (or Canadian dollar equivalent) which mature in December 2024. Telesat also issued, through a private placement, $400 million of 4.875% senior secured notes which mature in June 2027.

On December 6, 2019, Telesat repaid all outstanding amounts, including related fees and expenses, under its former senior secured credit facilities.
On July 24, 2019, Telesat announced that it had entered into a memorandum of understanding with the GoC regarding a partnership intended to ensure access to affordable high-speed internet connectivity across rural and remote areas of Canada through the development of the Telesat LEO constellation. The partnership is expected to generate CAD 1.2 billion in revenue for Telesat over 10 years, which includes a contribution of up to CAD 600 million from the GoC.
In May 2019, Telesat entered into an agreement with the GoC pursuant to which the GoC will contribute up to CAD 85 million through July 31, 2023 to support the development of the Telesat LEO constellation (the “Government Grant”). As of December 31, 2019, Telesat recorded CAD 5.0 million relating to the agreement.
In 2018, Telesat became a member of the C-Band Alliance, which is composed of leading global satellite operators Intelsat, SES and Telesat, a consortium formed to facilitate the potential repurposing of certain C-band spectrum in the United States for 5G.
On March 3, 2020, the FCC issued a Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The Report and Order indicated that Telesat could receive as much as $344.4 million from the repurposing of C-band Spectrum in the United States. However, Telesat’s ability to receive any proceeds would be subject to certain conditions (See “Business Strategy”). There can be no assurance that Telesat will receive any proceeds from the FCC process or, if it were to receive proceeds, the amount or timing of receipt.
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in- orbit insurance. Telesat has been able to generate a large contractual revenue backlog by entering into long- term contracts with some of its customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.
Telesat’s desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled it to successfully develop its business to date. Leveraging these strengths and building on its existing contractual revenue backlog, Telesat’s focus is on profitably growing its business by increasing the utilization of its in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where strong market demand is anticipated. In 2018, Telesat launched a Ka-band satellite into low earth orbit in furtherance of its plans to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.
Telesat believes that it is well positioned to serve its customers and the markets in which it participates. Telesat actively pursues opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. However, while Telesat regularly pursues these opportunities, it does not procure additional or replacement satellites until it believes there is a demonstrated need and a sound business plan for such satellite capacity.
In 2020, Telesat remains focused on increasing utilization of its existing satellites, the development of its global LEO constellation, identifying and pursuing opportunities to invest in other expansion of satellite capacity and leveraging the value of its spectrum rights, all while maintaining operating discipline.
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations. During 2019, approximately 53% of Telesat’s revenues, 39% of its operating expenses, 100% of its interest expense and the majority of its capital expenditures were denominated in U.S. dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated indebtedness and cash and short term investments. As of December 31, 2019, Telesat’s U.S. dollar denominated debt totaled $2.86 billion. As of December 31, 2019, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $133.1 million. This analysis assumes all other variables, in particular interest rates, remain constant.
General
Our principal asset is our majority economic ownership interest in Telesat. In an effort to maximize shareholder value, we have been exploring, and are in discussions with PSP regarding, potential strategic transactions to alter the status quo in our ownership of Telesat. Subject to market conditions and the cooperation of PSP, we continue to explore the combination of Loral and Telesat into one public company. Also, as described more fully below, we have exercised our right to require that Telesat initiate a public offering, and we may further pursue this right in the event that the combination transaction that we are pursuing is not likely to be achievable in a timely manner or on satisfactory terms. There can be no assurance as to whether or when we will be able to conclude any strategic transaction or that any strategic initiatives or transaction involving Telesat or Loral may occur, or that any particular economic, tax, structural or other objectives or benefits with respect to any initiative or transaction involving Telesat or Loral’s interest therein will be achieved.
In 2017, we received $242.7 million in cash from Telesat, representing our share of an aggregate approximately $400 million distribution from Telesat to its shareholders and stock option holders. We intend to use the proceeds of such distribution, net of reasonable reserves for working capital and other liabilities, to make a distribution or return capital to our stockholders. There can be no assurance as to the amount and timing of any such distribution or return of capital, and such distribution or return of capital may be impacted by the outcome of our discussions regarding, and the structure of, the strategic combination transaction that we are pursuing.
As mentioned above, we have the right under the Telesat Shareholders Agreement to require Telesat to conduct an initial public offering of its equity shares, and, in July 2015, we exercised this right. Specifically, we requested that Telesat issue not more than 25 million newly issued shares of Telesat voting common stock. We also requested the termination of the Shareholders Agreement and the elimination of certain provisions in Telesat’s Articles of Incorporation, both of which we believe are important for a successful public offering. If those provisions are eliminated, an impediment to the conversion of our non-voting Telesat shares to voting shares would be eliminated. Termination or modification of the Shareholders Agreement and conversion of our non-voting shares to voting shares would enable us, after a Telesat IPO and subject to the receipt of any necessary regulatory approvals, to obtain majority voting control of Telesat. To date, we and PSP have not reached agreement on governance matters following a Telesat IPO. In the event a transaction to combine Loral and Telesat into one public company that we are pursuing is not likely to be achievable in a timely manner or on satisfactory terms, we may further pursue our right to a Telesat IPO. There can be no assurance as to whether, when or on what terms a Telesat IPO, termination or modification of the Shareholders Agreement or any requested changes to Telesat’s Articles of Incorporation may occur or that any particular economic, tax, structural or other objectives or benefits with respect to a Telesat IPO will be achieved. If a Telesat IPO is expected to proceed under unfavorable terms or at an unfavorable price, we may withdraw our demand for a Telesat IPO.
Depending upon the outcome of the strategic initiatives discussed above, we may assert certain claims against PSP for actions we believe violated our rights relating to the affairs of Telesat under the Telesat Shareholders Agreement and otherwise. In response to our claims, PSP has informed us that it believes that it may have claims against us, although we are not aware of the legal or factual basis for any such claims. We and PSP have agreed that, pending the outcome of our discussions relating to Telesat, it would be beneficial to delay the commencement of any action relating to either party’s claims and have entered into an agreement (the “Tolling Agreement”) which preserves the parties’ rights to assert against one another legal claims relating to Telesat. We also included Telesat as a party to the Tolling Agreement because, as a technical matter of Canadian law and for purposes of potentially seeking equitable relief, Telesat may be a necessary party. There can be no assurance that if the Tolling Agreement lapses that we and PSP will not pursue legal claims against one another relating to Telesat. If we pursue claims against PSP, there can be no assurance that our claims will be successful or that the relief we seek will be granted. If PSP pursues claims against us, there can be no assurance that PSP will not prevail on its claims.

Loral may, from time to time, explore and evaluate other possible strategic transactions and alliances which may include joint ventures and strategic relationships as well as business combinations or the acquisition or disposition of assets. In order to pursue certain of these opportunities, additional funds are likely to be required. There can be no assurance that we will enter into additional strategic transactions or alliances, nor do we know if we will be able to obtain the necessary financing for transactions that require additional funds on favorable terms, if at all.
In connection with the acquisition of our ownership interest in Telesat in 2007, Loral has agreed that, subject to certain exceptions described in the Shareholders Agreement, for so long as Loral has an interest in Telesat, it will not compete in the business of leasing, selling or otherwise furnishing fixed satellite service, broadcast satellite service or audio and video broadcast direct to home service using transponder capacity in the C-band, Ku-band and Ka-band (including in each case extended band) frequencies and the business of providing end-to-end data solutions on networks comprised of earth terminals, space segment, and, where appropriate, networking hubs.
Consolidated Operating Results
Please refer to Critical Accounting Matters set forth below in this section.
2019 Compared with 2018
The following compares our consolidated results for 2019 and 2018 as presented in our financial statements:
General and Administrative Expenses
	Year Ended December 31,
	2019	2018
	(In thousands)
General and administrative expenses	$6,612	$6,534
General and administrative expenses were comparable for the years ended December 31, 2019 and 2018.
Interest and Investment Income
	Year Ended December 31,
	2019	2018
	(In thousands)
Interest and investment income	$5,727	$4,746
Interest and investment income increased by $1.0 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to higher interest rates earned on the cash balance in 2019 as compared to 2018.
Other Expense
	Year Ended December 31,
	2019	2018
	(In thousands)
Other expense	$4,586	$3,445
Other expense for the years ended December 31, 2019 and 2018 was primarily comprised of expenses related to the evaluation of strategic initiatives. See Overview — General.

Income Tax (Provision) Benefit
	Year Ended December 31,
	2019	2018
	(In thousands)
Income tax (provision) benefit	$(6,153)	$39,348
For 2019, we recorded a current and deferred tax provision of $3.2 million and $3.0 million, respectively, resulting in a total tax provision of $6.2 million. For 2018, we recorded a current tax benefit of $48.4 million and a deferred tax provision of $ 9.1 million, resulting in a net tax benefit of $39.3 million.
The deferred tax provision for each period included the impact of equity in net income (loss) of affiliates in our consolidated statement of operations. After utilization of our NOL carryforward and allowable tax credits, there was no federal income tax on Global Intangible Low-Taxed Income (“GILTI”) from Telesat.
For 2018, the statute of limitations for the assessment of additional tax expired with regard to certain of our federal uncertain tax positions (“UTPs”). As a result, the reduction to our liability for UTPs provided a current tax benefit including the reversal of previously recognized interest, partially offset by an additional provision for the potential payment of interest on our remaining UTPs.
Public Law 115-97, known as the “Tax Cuts and Jobs Act,” first effective in 2018, made broad and complex changes to the U.S tax code including, but not limited to, (1) eliminating U.S federal income taxes on dividends from certain foreign investments, such as Telesat; (2) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations, including Telesat, as part of GILTI; (3) limiting the use of FTCs to reduce U.S. federal tax liability; (4) creating the base erosion anti-abuse tax, a new minimum tax; (5) creating a new limit on deductible interest expense; and (6) changing the rules related to the use of NOL carryforwards created in tax years beginning after December 31, 2017. During 2018, in accordance with SAB 118, we recognized the income tax effects of additional regulatory guidance issued by the U.S. Treasury and Internal Revenue Service on various provisions of the Tax Cuts and Jobs Act. Based upon our interpretation of this guidance, we determined that, after the utilization of allowable tax credits, federal income tax imposed on the future recognition of GILTI from Telesat will be zero. Since we anticipate that our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets are valued at zero. Therefore, as of December 31, 2018, we reduced deferred tax assets by $1.5 million with a corresponding increase to our deferred income tax provision.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets.
See Critical Accounting Matters — Taxation below for discussion of our accounting method for income taxes.
Equity in Net Income (Loss) of Affiliates
	Year Ended December 31,
	2019	2018
	(In thousands)
Telesat	$101,403	$(24,412)

The following is a reconciliation of the changes in our investment in Telesat for the years ended December 31, 2019 and 2018:
	Year Ended December 31,
	2019		2018
	(In thousands)
Opening Balance, January 1,		$24,574		$53,430
Components of equity in net income (loss) of Telesat:
Equity in net income (loss) of Telesat	$97,856		$(25,603)
Eliminations of affiliate transactions and related amortization	3,547	101,403	1,191	(24,412)
Equity in Telesat related other comprehensive (loss) income:
Prior years(1)	(22,056)		—
Current year	(13,737)	(35,793)	22,033	22,033
Cumulative effect adjustment of accounting change(2)		—		(26,477)
Ending balance, December 31,		$90,184		$24,574

(1)
In the third quarter of 2019, we recorded an out-of-period correction to decrease our investment in Telesat and increase other comprehensive loss by $22.1 million. This non-cash adjustment was made to record the cumulative translation adjustment on our investment in Telesat from November 2007, when we first acquired our ownership interest in Telesat, to December 31, 2018. The adjustment resulted from translating our share of Telesat’s equity from Canadian dollars to U.S. dollars at historical foreign exchange rates in accordance with ASC 830, Foreign Currency Matters, as required by ASC 323, Investments — Equity Method and Joint Ventures. Previously, we translated our share of Telesat’s equity from Canadian dollars to U.S. dollars at current foreign exchange rates at each balance sheet date. This adjustment had no effect on our equity in net income (loss) of Telesat for any current or prior reporting period. The Company has not revised its financial statements for prior periods for this adjustment based on its belief that the effect of such adjustment is not material to the financial statements taken as a whole.

(2)
On January 1, 2018, Telesat adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, for its U.S. GAAP reporting which we use to record our equity in net income or loss of Telesat. Telesat adopted the new guidance using the modified retrospective approach with a cumulative effect adjustment to reduce Telesat’s retained earnings by $42.2 million. As a result, we recorded our share of the cumulative effect adjustment of $26.5 million by reducing our investment in Telesat.

As of December 31, 2019, we held a 62.7% economic interest and a 32.6% voting interest in Telesat. Loral’s equity in net income of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. The amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income or loss of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned SSL and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
Summary financial information for Telesat in accordance with U.S. GAAP in Canadian dollars and U.S. dollars for the years ended and as of December 31, 2019 and 2018 follows (in thousands):
	Year Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
	(In Canadian dollars)		(In U.S. dollars)
Statement of Operations Data:
Revenues	914,000	902,932	687,868	699,596
Operating expenses	(172,431)	(177,335)	(129,770)	(137,400)
Depreciation, amortization and stock-based compensation	(282,069)	(265,165)	(212,282)	(205,451)
Other operating (expense) income	(862)	743	(649)	576
Operating income	458,638	461,175	345,167	357,321

	Year Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
	(In Canadian dollars)		(In U.S. dollars)
Interest expense	(247,670)	(228,281)	(186,394)	(176,873)
Loss on refinancing	(114,493)	—	(86,166)	—
Foreign exchange gain (loss)	162,109	(262,008)	122,002	(203,005)
(Loss) gain on financial instruments	(55,859)	20,386	(42,039)	15,795
Other income	21,738	14,629	16,360	11,335
Income tax provision	(16,929)	(58,625)	(12,741)	(45,423)
Net income (loss)	207,534	(52,724)	156,189	(40,850)
Average exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.3289	1.2912
	December 31,		December 31,
	2019	2018	2019	2018
	(In Canadian dollars)		(In U.S. dollars)
Balance Sheet Data:
Current assets	1,139,605	856,575	877,294	628,125
Total assets	5,365,307	5,376,860	4,130,337	3,942,847
Current liabilities	161,357	190,100	124,217	139,401
Long-term debt, including current portion	3,684,873	3,770,084	2,836,700	2,764,599
Total liabilities	4,552,467	4,738,181	3,504,594	3,474,504
Shareholders’ equity	812,840	638,679	625,743	468,343
Period end exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.2990	1.3637
Telesat’s revenue decreased by $11.7 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 due primarily to the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated revenue, the reduction of service for a North American DTH customer, lower equipment sales to enterprise customers, lower revenue from certain enterprise customers in the resource sector and lower revenue due to the completion of an enterprise agreement that provided for a prepayment for services which was accounted for as having a significant financing component. These decreases were partially offset by higher revenue from the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began service in August 2018 and October 2018, respectively, an increase in revenue from short-term services provided to other satellite operators and higher consulting revenues.The foreign exchange rate change decreased Telesat’s revenue by approximately $9.5 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Telesat’s operating expenses decreased by $7.6 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to lower cost of sales principally due to lower equipment sales, lower rent expense, and the impact of the change in the U.S. dollar/Canadian exchange rate on Canadian dollar denominated expenses, partially offset by higher consulting expenses. The foreign exchange rate change decreased Telesat’s operating expenses by approximately $2.3 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Telesat’s depreciation, amortization and stock-based compensation increased by $6.8 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to depreciation on the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began commercial service in August 2018 and October 2018, respectively, and higher stock-based compensation.
The loss on refinancing of $86.2 million for the year ended December 31, 2019 related to the redemption of Telesat’s 8.875% senior notes and the refinancing of former senior secured credit facilities, which occurred in the fourth quarter of 2019.

Telesat’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. Telesat’s main currency exposures as of December 31, 2019, lie in its U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. As of December 31, 2019, Telesat’s U.S. dollar denominated debt totaled $2.86 billion. As of December 31, 2019, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $133.1 million. This analysis assumes all other variables, in particular interest rates, remain constant.
Backlog
Telesat’s backlog as of December 31, 2019 and 2018 was $2.5 billion and $2.7 billion, respectively. It is expected that approximately 21.5% of satellite services backlog will be recognized as revenue by Telesat during 2020. As of December 31, 2019, Telesat had received approximately $339.0 million of customer prepayments.
Critical Accounting Matters
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income (loss) reported for the period. Actual results could differ from estimates. We believe the following critical accounting matters contain the more significant judgments and estimates used in the preparation of our financial statements.
Investments in Affiliates
Our investments in affiliates are accounted for using the equity method of accounting under U.S. GAAP. The carrying value of our investments in affiliates is reviewed for impairment in accordance with Financial Accounting Standards Board (“FASB”) Codification Topic 323 Investments — Equity Method and Joint Ventures. We monitor our equity method investments for factors indicating other-than-temporary decrease in value. An impairment charge would be recognized when the decrease in value is determined to be other-than-temporary. The fair value of each investment is determined based on the income approach by discounting our investee’s projected annual free cash flows to their present value using a rate of return appropriate for the risk of achieving the projected cash flows. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:
Level 1:   Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.
Level 2:   Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:   Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
These provisions are applicable to all of our assets and liabilities that are measured and recorded at fair value.
Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring or non-recurring basis at December 31, 2019:
	Level 1	Level 2	Level 3
	(In thousands)
Assets
Cash equivalents: Money market funds	$256,915	$—	$—
Other current assets:
Indemnification - Sale of SSL	$—	$—	$598
Liabilities
Long term liabilities:
Indemnification - Globalstar do Brasil S.A.	$—	$—	$145
The carrying amount of money market funds approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of December 31, 2019.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.
The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated remaining liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A. (“GdB”), originally determined using expected value analysis, is net of payments since inception.
Taxation
Loral is subject to U.S. federal, state and local income taxation on its worldwide income and foreign taxes on certain income from sources outside the United States. Our foreign subsidiaries are subject to taxation in local jurisdictions. Telesat is subject to tax in Canada and other jurisdictions and Loral will provide in operating earnings any additional U.S. current and deferred tax required on distributions received or deemed to be received from Telesat, including GILTI.
We use the liability method in accounting for taxes whereby income taxes are recognized during the year in which transactions are recorded in the financial statements. Deferred taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. We assess the recoverability of our deferred tax assets and, based upon this analysis, record a valuation allowance against the deferred tax assets to the extent recoverability does not satisfy the “more likely than not” recognition criteria.
The tax benefit of a UTP taken or expected to be taken in income tax returns is recognized only if it is “more likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. Evaluating the technical merits of a tax position and determining the benefit to be recognized involves a significant level of judgment in the assumptions underlying such evaluation.
Pension and Other Employee Benefits
We maintain a qualified pension plan, which is a defined benefit pension plan. In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. Healthcare benefits end when the retiree reaches age 65. Pension and other employee post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in these pension and other employee post-retirement benefit costs may occur in the future due to changes in these assumptions, as well as our actual experience.
The discount rate is subject to change each year, based on a hypothetical yield curve developed from a portfolio of high quality, corporate, non-callable bonds with maturities that match our projected benefit payment stream. The resulting discount rate reflects the matching of the plan liability cash flows to the yield curve. The discount rate determined on this basis for the qualified pension plan and other employee post-retirement benefit costs was 3.25% and 4.25% as of December 31, 2019 and 2018, respectively.
The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the plan’s projected benefit obligation, asset mix and the fact that its assets are actively managed to mitigate risk. Allowable investment types include equity investments, fixed income investments and real assets. Both equity and fixed income investment types may include alternative investments which are permitted to be up to 20% of total plan assets. Pension plan assets are primarily managed by Russell Investment Corp. (“Russell”), which allocates the assets into specified Russell-designed funds as we direct. Each specified Russell fund is then managed by investment managers chosen by Russell. We also engage non-Russell related investment managers through Russell, in its role as trustee, to invest pension plan assets. The targeted long-term allocation of our pension plan assets is 56.5% in liquid return-seeking investments, 29% in fixed income investments and 14.5% in alternative investments. The expected long-term annual rate of return on plan assets was 7.25% for 2019 and 2018. For 2020, we have updated our expected long-term rate of return to 7.00%.
Pension and other employee post-retirement benefit costs (“Net Periodic Costs”) included in income from continuing operations in 2020 are expected to be approximately $1.0 million, compared with $1.3 million in 2019. Net Periodic Costs include amortization of actuarial gains and losses presented in accumulated other comprehensive loss. We use the corridor approach to amortize actuarial gains and losses. Under this approach, net actuarial gains or losses in excess of 10% of the larger of the benefit obligation or fair value of plan assets are amortized on a straight-line basis. Changes in Net Periodic Costs are partly driven by changes in discount rate and expected long-term rate of return. Lowering the discount rate and the expected long-term rate of return each by 0.5% would have increased Net Periodic Costs by approximately $0.2 million in 2019.
The benefit obligations for pensions and other employee post-retirement benefits exceeded the fair value of plan assets by $17.5 million at December 31, 2019. We are required to recognize the funded status of a benefit plan on our balance sheet. Market conditions and interest rates significantly affect future assets and liabilities of Loral’s pension and other employee benefits plans.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when, in management’s opinion, such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made. Management considers the assessment of loss contingencies as a critical accounting policy because of the significant uncertainty relating to the outcome of any potential legal actions and other claims and the difficulty of predicting the likelihood and range of the potential liability involved, coupled with the material impact on our results of operations that could result from legal actions or other claims and assessments.
Accounting Standards Issued and Not Yet Implemented
For discussion of accounting standards issued and not yet implemented that could have an impact on us, see Note 2 to the financial statements.
Liquidity and Capital Resources
Loral
As described above, Loral’s principal asset is a 62.7% economic interest in Telesat. The operations of Telesat are not consolidated but are presented using the equity method of accounting. Loral has no debt. Telesat has third party debt with financial institutions. Cash is maintained at Loral and Telesat to support the operating needs of each respective entity. The ability of Telesat to pay dividends or certain other restricted payments as well as consulting fees in cash to Loral is governed by applicable covenants relating to its debt and its shareholder agreement.
Cash and Available Credit
At December 31, 2019, Loral had $259.1 million of cash and cash equivalents and no debt. The Company’s cash and cash equivalents as of December 31, 2019 increased by $2.1 million from December 31, 2018 due primarily to $5.8 million of interest and investment income, $5.3 million of income tax refunds, net of income tax payments, and a $1.8 million recovery of our tax indemnification receivable from SSL, partially offset by corporate expenses of $6.2 million, adjusted for changes in working capital and net of consulting fees from Telesat, post-retirement benefits funding of $1.0 million and payments of $3.6 million related to strategic initiatives. A discussion of cash changes by activity is set forth in the section “Net Cash Provided by Operating Activities.”
The Company did not have a credit facility as of December 31, 2019 and 2018.
Cash Management
We have a cash management investment program that seeks a competitive return while maintaining a conservative risk profile. Our cash management investment policy establishes what we believe to be conservative guidelines relating to the investment of surplus cash. The policy allows us to invest in commercial paper, money market funds and other similar short-term investments but does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The cash management investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return for similar risk categories of investment. The policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities on our behalf, requires certain mandatory reporting activity and discusses review of the portfolio. We operate the cash investments to avoid risks.
We currently invest our cash in several liquid Prime and Government AAA money market funds. The dispersion across funds reduces the exposure of a default at one fund.
Liquidity
We believe that our cash and cash equivalents will be sufficient to fund projected expenditures for the next 12 months. We expect that our major cash outlays during the next 12 months will include general corporate expenses net of consulting fees from Telesat.
In 2017, we received $242.7 million in cash from Telesat, representing our share of an aggregate approximately $400 million distribution from Telesat to its shareholders and stock option holders. We intend to use the proceeds of such distribution, net of reasonable reserves for working capital and other liabilities, to make a distribution or return capital to our stockholders. There can be no assurance as to the amount and timing of any such distribution or return of capital, and such distribution or return of capital may be impacted by the outcome of our discussions regarding, and the structure of, the strategic combination transaction with respect to our interest in Telesat that we are pursuing.
Risks to Cash Flow
In 2012, we sold our former subsidiary, SSL, to MDA. Under the terms of the purchase agreement, we are obligated to indemnify MDA from liabilities with respect to certain pre-closing taxes the total amount of which has not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
Telesat
Cash and Available Credit
As of December 31, 2019, Telesat had CAD 1.03 billion of cash and short-term investments as well as approximately $200 million of borrowing availability under its revolving credit facility.
Liquidity
A large portion of Telesat’s annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. Telesat believes its cash and short-term investments as of December 31, 2019, cash flows from operating activities, and drawings on the revolving credit facility under its senior secured credit facilities will be adequate to meet Telesat’s expected cash requirements for at least the next 12 months for activities in the normal course of business, including capital requirements and required interest and principal payments on debt.
The construction of any satellite replacement or expansion program, including Telesat’s planned LEO constellation, will require significant capital expenditures. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments or through borrowings on the revolving credit facility under Telesat’s senior secured credit facilities; vendor financing; equity investments; export credit agency financing; additional secured or unsecured financing; proceeds received from repurposing C-band spectrum, and from government sources. In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of Telesat’s senior secured credit facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under Telesat’s senior secured credit facilities. Telesat’s ability to access these sources of funding, however, is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.

Debt
Telesat’s debt as of December 31, 2019 and 2018 was as follows:
	Maturity	Currency	December 31,
			2019	2018
			(In thousands)
Former senior secured credit facilities:
Revolving credit facility		USD or CAD equivalent	$—	$—
Term Loan B – U.S. facility		USD	—	2,326,049
8.875% Senior notes		USD	—	500,000
Senior secured credit facilities:
Revolving credit facility	December 2024	USD or CAD equivalent	—	—
Term Loan B – U.S. facility	December 2026	USD	1,908,500	—
6.5% Senior notes	October 2027	USD	550,000	—
4.875% Senior secured notes	June 2027	USD	400,000	—
			2,858,500	2,826,049
Less: Deferred financing costs and prepayment options			(302)	(95,076)
Total debt under international financial reporting standards			2,858,198	2,730,973
U.S. GAAP adjustments			(21,498)	33,626
Total debt under U.S. GAAP			2,836,700	2,764,599
Current portion			16,480	5,784
Long term portion			$2,820,220	$2,758,815
On October 11, 2019, Telesat issued $550.0 million of 6.5% senior notes maturing in October 2027. The 6.5% senior notes are effectively subordinated to Telesat’s secured indebtedness, including the obligations under its senior secured credit facilities and its 4.875% senior secured notes.
On October 11, 2019, Telesat used the net proceeds from the 6.5% senior notes offering together with available cash on hand to redeem its $500 million 8.875% senior notes due November 15, 2024 by repaying all outstanding amounts, including principal, redemption premium and discounted interest to November 15, 2019.
On December 6, 2019, Telesat entered into amended senior secured credit facilities which provide for term loan borrowings of $1,908.5 million which mature in December 2026 and revolving credit facilities of up to $200 million (or Canadian dollar equivalent) which mature in December 2024. Telesat also issued, through a private placement, $400 million of 4.875% senior secured notes which mature in June 2027.
On December 6, 2019, Telesat repaid all outstanding amounts, including related fees and expenses, under its former senior secured credit facilities.
Senior Secured Credit Facilities
The obligations under Telesat’s credit agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of its subsidiaries (the “Guarantors”). The credit agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The credit agreement also requires Telesat and the

Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash facilities prior to the stated maturity.
Telesat’s senior secured credit facilities are comprised of the following facilities:
i —  Revolving Credit Facility
Telesat’s revolving credit facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the senior credit facilities. For Bankers’ Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Telesat’s Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As of December 31, 2019, other than approximately CAD 0.1 million in drawings related to letters of credit, there were no borrowings under this facility.
ii — Term Loan B — U.S. Facility
Telesat’s term loan B — U.S. facility (“U.S. TLB Facility”) is a $1,908.5 million facility maturing in December 2026. As of December 31, 2019, $1,908.5 million of this facility was outstanding, which represents the full amount available. The borrowings under Telesat’s U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the senior secured credit facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the senior secured credit facilities plus an applicable margin of 1.75%.
The mandatory principal repayments on Telesat’s U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter, commencing on March 31, 2020.
Senior Secured Notes
Telesat’s senior secured notes, in the amount of $400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior secured notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the senior secured notes indenture.
The senior secured notes indenture contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents.
Senior Notes
Telesat’s senior notes, in the amount of $550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the senior notes indenture.
As at December 31, 2019, Telesat was in compliance with the financial covenants of its senior secured credit facilities, the indenture governing its senior secured notes and the indenture governing its senior notes.

Debt Service Cost
The interest expense on Telesat’s senior secured credit facilities, senior notes, senior secured notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, interest rate floors, prepayment options and net gain on repricing/repayment for the year ended December 31, 2019 was CAD 204.0 million.
Derivatives
Telesat uses, from time to time, interest rate and currency derivatives to manage its exposure to changes in interest rates and foreign exchange rates.
As of December 31, 2019, Telesat had three outstanding interest rate swaps which hedge the interest rate risk associated with the variable interest rate on $1.35 billion of U.S. denominated Term Loan B borrowings. These contracts, which mature between September 2020 and September 2022, are at fixed interest rates ranging from 1.84% to 2.04%, excluding applicable margin. As of December 31, 2019, the fair value of the interest rate swaps was a net liability of $6.1 million.
Telesat also has foreign currency embedded derivatives in its purchase contracts with suppliers and sales contracts with customers as a result of some of these contracts being denominated in a currency other than the functional currency of the substantial parties to the respective contract. The fair value of these foreign currency embedded derivatives as of December 31, 2019 was a net liability of $0.5 million.
Development Costs and Capital Expenditures
Telesat has entered into contracts for the development of its LEO constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately CAD 41.9 million as of December 31, 2019. These expenditures may be funded from some or all of the following: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments or funds available under the revolving credit facility.
Statements of Cash Flow
Net Cash Provided by Operating Activities
Net cash provided by operating activities was $2.1 million for the year ended December 31, 2019.
Net cash provided by operating activities from continuing operations was $0.3 million for the year ended December 31, 2019, consisting primarily of a $4.4 million change in income tax accounts mainly attributable to the receipt of income tax refunds and a $4.0 million increase in other liabilities, primarily due to an increase in the liability for uncertain tax positions, partially offset by a $7.6 million cash use attributable to net income adjusted for non-cash operating items and a $0.6 million decrease in pension and other post-retirement liabilities.
Net cash provided by operating activities from discontinued operations was $1.8 million for the year ended December 31, 2019 attributable to a tax indemnification recovery related to the SSL Sale.
Net cash provided by operating activities from continuing operations was $1.9 million for the year ended December 31, 2018, consisting primarily of $44.2 million attributable to income from continuing operations adjusted for non-cash operating items and a decrease in income taxes receivable of $8 million, partially offset by a reduction in other long term liabilities of $48 million, primarily due to a decrease in the liability for uncertain tax positions, and a $2.4 million decrease in pension and post-retirement liabilities primarily due to pension funding.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC, that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these arrangements.
Other
Loral’s operating cash flows for 2019 and 2018 included contributions of approximately $1.0 million and $2.4 million, respectively, to the qualified pension plan and for other post-retirement benefits.
Affiliate Matters
Loral has made certain investments in joint ventures in the satellite services business that are accounted for under the equity method of accounting (see Note 5 to the financial statements for further information on affiliate matters).
Commitments and Contingencies
Our business and operations are subject to a number of significant risks, the most significant of which are summarized in Item 1A — Risk Factors and also in Note 13 to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Loral Space & Communications Inc.
New York, New York
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Loral Space & Communications Inc. and subsidiaries (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for the years then ended, and the related notes and Schedule II (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019, and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Change in Accounting Principle
As discussed in Note 5 to the financial statements, the Company’s equity method investment, Telesat Canada, has changed its method of accounting for leases in fiscal year 2019 due to the adoption of the new lease standard.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Investment in Affiliates — Telesat — Refer to Notes 2, 3, and 5 to the financial statements.
Critical Audit Matter Description
The Company participates in satellite services operations primarily through its ownership interest in Telesat Canada (“Telesat”), a leading global satellite operator. Telesat provides its satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. The Company holds a

62.6% economic interest and a 32.6% voting interest in Telesat. The Company uses the equity method of accounting for its ownership interest in Telesat. Equity in net income (loss) of Telesat is recorded based on the Company’s economic interest in Telesat, and also reflects amortization of profits eliminated, to the extent of its economic interest in Telesat. The Company prepares its financial statements in accordance with U.S. GAAP, while Telesat prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As a result, Telesat’s financial information is converted from IFRS to U.S. GAAP in order for the Company to record its share of equity in net income (loss) of Telesat.
Given the complexity involved in converting Telesat’s financial information from IFRS to U.S. GAAP, coupled with past out of period adjustments associated with the Company’s investment in Telesat, auditing the conversion is complex and involves extensive effort, including the need to involve professionals knowledgeable about IFRS to U.S. GAAP differences.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures over the conversion of Telesat’s financial information included the following, among others:
•
We tested the effectiveness of the control over the Company’s investment in Telesat, including management’s review of the conversion of Telesat’s financial information from IFRS to U.S. GAAP.

•
With the assistance of professionals knowledgeable about IFRS to U.S. GAAP differences, we:

•
Tested the completeness and accuracy of the conversion of Telesat’s financial information from IFRS to U.S. GAAP.

•
Evaluated the propriety of a selection of conversion adjustments from IFRS to U.S. GAAP in accordance with applicable accounting standards.

•
Recalculated the selected conversion adjustments from IFRS to U.S. GAAP.

•
Tested the validity of the selected conversion adjustments through evaluation of documentary evidence and inquiry of management.

•
Tested the translation of Telesat’s financial information from Canadian Dollars to U.S. Dollars.

•
We tested the calculation of the equity in net income of Telesat recognized in the Company’s financial statements for the year ended December 31, 2020.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 8, 2021
We have served as the Company’s auditor since 1996.

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$31,631	$259,067
Income tax refund receivable	1,228	576
Other current assets	1,232	1,322
Total current assets	34,091	260,965
Right-of-use asset	342	988
Income tax refund receivable, non-current	—	387
Investments in affiliates	192,664	90,184
Deferred tax assets	27,339	37,945
Other assets	33	341
Total assets	$254,469	$390,810
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued employment costs	$2,839	$2,611
Other current liabilities	2,002	2,883
Total current liabilities	4,841	5,494
Pension and other post-retirement liabilities	20,181	17,447
Other liabilities	19,914	17,842
Total liabilities	44,936	40,783
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized	—	—
Series A junior participating preferred stock, $0.01 par value, 50,000 shares authorized, no shares issued and outstanding	—	—
Series B preferred stock, $0.01 par value, 5 shares authorized, 5 and nil issued and outstanding	—	—
Common Stock:
Voting common stock, $0.01 par value; 50,000,000 shares authorized, 21,581,572 issued	216	216
Non-voting common stock, $0.01 par value; 20,000,000 shares authorized, 9,505,673 issued and outstanding	95	95
Paid-in capital	1,019,988	1,019,988
Treasury stock (at cost), 154,494 shares of voting common stock	(9,592)	(9,592)
Accumulated deficit	(729,202)	(605,766)
Accumulated other comprehensive loss	(71,972)	(54,914)
Total shareholders’ equity	209,533	350,027
Total liabilities and shareholders’ equity	$254,469	$390,810
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
	Year Ended December 31,
	2020	2019
General and administrative expenses	$(6,717)	$(6,612)
Recovery of affiliate doubtful receivable	5,854	—
Operating loss	(863)	(6,612)
Interest and investment income	1,050	5,727
Interest expense	(26)	(24)
Other expense	(10,898)	(4,586)
Loss before income taxes and equity in net income of affiliates	(10,737)	(5,495)
Income tax provision	(12,886)	(6,153)
Loss before equity in net income of affiliates	(23,623)	(11,648)
Equity in net income of affiliates	116,716	101,403
Net income	$93,093	$89,755
Net income per share:
Basic	$3.01	$2.90
Diluted	$2.98	$2.88
Weighted average common shares outstanding:
Basic	30,933	30,933
Diluted	31,020	31,008
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
	Year Ended December 31,
	2020	2019
Net income	$93,093	$89,755
Other comprehensive loss, net of tax:
Pension and other post-retirement benefits	(2,826)	(1,511)
Proportionate share of Telesat other comprehensive loss	(14,232)	(35,783)
Other comprehensive loss, net of tax	(17,058)	(37,294)
Comprehensive income	$76,035	$52,461
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands, except per share amounts)
	Common Stock				Paid-In Capital	Treasury Stock Voting		Accumulated Deficit	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Voting		Non-Voting
	Shares Issued	Amount	Shares Issued	Amount		Shares	Amount
Balance, January 1, 2019	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(695,521)	$(17,620)	$297,566
Net income								89,755
Other comprehensive loss									(37,294)
Comprehensive income										52,461
Balance, December 31, 2019	21,582	216	9,506	95	1,019,988	154	(9,592)	(605,766)	(54,914)	350,027
Net income								93,093	—	—
Other comprehensive loss									(17,058)
Comprehensive income										76,035
Common dividend paid ($7.00 per share)								(216,529)	—	(216,529)
Balance, December 31, 2020	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(729,202)	$(71,972)	$209,533
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2020	2019
Operating activities:
Net income	$93,093	$89,755
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Non-cash operating items (Note 2)	(109,911)	(97,384)
Changes in operating assets and liabilities:
Other current assets	6,248	98
Accrued employment costs and other current liabilities	322	93
Income taxes payable and receivable	(938)	4,387
Pension and other post-retirement liabilities	(2,138)	(633)
Other liabilities	2,417	3,998
Net cash (used in) provided by operating activities – continuing operations	(10,907)	314
Net cash provided by operating activities – discontinued operations	—	1,812
Net cash (used in) provided by operating activities	(10,907)	2,126
Investing activities:
Capital expenditures	—	(6)
Net cash used in investing activities – continuing operations	—	(6)
Net cash used in investing activities – discontinued operations	—	—
Net cash used in investing activities	—	(6)
Financing activities:
Dividends paid	(216,529)	—
Net cash used in financing activities – continuing operations	(216,529)	—
Net cash used in financing activities – discontinued operations	—	—
Net cash used in financing activities	(216,529)	—
Cash, cash equivalents and restricted cash – period (decrease) increase	(227,436)	2,120
Cash, cash equivalents and restricted cash – beginning of year	259,371	257,251
Cash, cash equivalents and restricted cash – end of year	$31,935	$259,371
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and Principal Business
Loral Space & Communications Inc., together with its subsidiaries (“Loral,” the “Company,” “we,” “our” and “us”) is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Recent Developments
On November 23, 2020, Loral entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Telesat Canada, a Canadian corporation (“Telesat”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“Telesat Corporation”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation (the “Transaction”).
The Transaction Agreement contains a number of customary conditions that must be fulfilled to complete the Transaction, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR, PSP, any other party to the Transaction Agreement or certain of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange; (v) no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) the accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of the registration statement on Form F-4 and the issuance of a receipt for each of the Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no U.S., Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or plead nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables. If the parties have confirmed that all the conditions are satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Transaction (the “Closing”), but which conditions are capable of being satisfied at the Closing), then PSP and Loral will each have the right to extend the Closing for any number of periods of up to 30 days each and no longer than 120 days in the aggregate, from the date on which the Closing otherwise would have occurred. If the Closing is extended, the Closing will occur on the first two consecutive business days commencing on the fifth business day after the expiration of the final extension period on which the conditions are satisfied or waived (other than the conditions (i) with respect to no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred, (ii) that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (iii) if PSP extends the Closing, with respect to a civil or criminal legal proceeding alleging that Loral or any of its subsidiaries (excluding XTAR, LLC (“XTAR”) and Globalstar de Mexico, S. de R.L. de C.V. (“GdM”) and their subsidiaries), has criminally violated a law). Subject to the satisfaction of the conditions to Closing and any extensions described above, we expect to complete the Transaction in the third quarter of 2021.

Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6,550,000 or $22,910,000, or to pay to PSP a “breach” fee of $40,000,000, in each case as provided in the Transaction Agreement.
Expenses related to the Transaction included in other expense in our statements of operations for the years ended December 31, 2020 and 2019 were $10.2 million and $4.0 million, respectively.
Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Loral holds a 62.6% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our ownership interest in Telesat (see Note 5).
Telesat owns and leases a satellite fleet that operates in geostationary earth orbit approximately 22,000 miles above the equator. In this orbit, satellites remain in a fixed position relative to points on the earth’s surface and provide reliable, high-bandwidth services anywhere in their coverage areas, serving as the backbone for many forms of telecommunications. Telesat is also developing Telesat Lightspeed, a global constellation of low earth orbit (“LEO”) satellites. LEO satellites operate in a circular orbit around the earth with an altitude typically between 500 and 870 miles. Unlike geostationary orbit satellites that operate in a fixed orbital location above the equator, LEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over geostationary orbit satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with, or potentially better than, terrestrial services.
2. Basis of Presentation
The consolidated financial statements include the results of Loral and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated.
Investments in Affiliates
Our ownership interest in Telesat is accounted for using the equity method of accounting under U.S. GAAP. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP. Income and losses of Telesat are recorded based on our economic interest. The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned Space Systems/Loral, LLC (formerly known as Space Systems/Loral, Inc.) (“SSL”) and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets. Non-refundable cash distributions received from Telesat in excess of our initial investment and our share of cumulative equity in comprehensive income of Telesat, net of cash distributions received in prior periods, are recorded as equity in net income of Telesat (“Excess Cash Distribution”) since we have no obligation to provide future financial support to Telesat. After receiving an Excess Cash Distribution, we do not record additional equity in net income of Telesat until our share of Telesat’s future net income exceeds the Excess Cash Distribution. Equity in losses of affiliates is not recognized after the carrying value of an investment, including advances and loans, has been reduced to zero, unless guarantees or other funding obligations exist. We had no guarantees or other funding obligations for our equity method investments as of December 31, 2020 and 2019. We use the nature of distribution approach to classify distributions from equity method investments on the statements of cash flows. The Company monitors its equity method investments for factors indicating other-than-temporary impairment. An impairment loss is recognized when there has been a loss in value of the affiliate that is other-than-temporary.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of income (loss) reported for the period. Actual results could materially differ from estimates.
Significant estimates also included the allowances for doubtful accounts, income taxes, including the valuation of deferred tax assets, the fair value of liabilities indemnified, the dilutive effect of Telesat stock options (see Note 10) and our pension liabilities.
Cash, Cash Equivalents and Restricted Cash
As of December 31, 2020, the Company had $31.6 million of cash and cash equivalents. Cash and cash equivalents include liquid investments, primarily money market funds, with maturities of less than 90 days at the time of purchase. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date.
On April 30, 2020, the Company’s Board of Directors declared a special dividend of $5.50 per share for an aggregate dividend of approximately $170.1 million. The special dividend was paid on May 28, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on May 14, 2020.
On November 23, 2020, the Company’s Board of Directors declared a special dividend of $1.50 per share for an aggregate dividend of approximately $46.4 million. The special dividend was paid on December 17, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on December 4, 2020.
As of December 31, 2020 and December 31, 2019, the Company had restricted cash of $0.3 million, representing the amount pledged as collateral to the issuer of a standby letter of credit (the “LC”). The LC, which expires in August 2021, has been provided as a guaranty to the lessor of our corporate offices.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet to the consolidated statement of cash flows (in thousands):
	December 31,
	2020	2019
Cash and cash equivalents	$31,631	$259,067
Restricted cash included in other current assets	304	—
Restricted cash included in other assets	—	304
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$31,935	$259,371
Concentration of Credit Risk
Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and receivables. Our cash and cash equivalents are maintained with high-credit-quality financial institutions. As of December 31, 2020 and December 31, 2019, our cash and cash equivalents were invested primarily in several liquid prime and government AAA money market funds. Such funds are not insured by the Federal Deposit Insurance Corporation. The dispersion across funds reduces the exposure of a default at any one fund. As a result, management believes that its potential credit risks are minimal.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:
Level 1:   Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.
Level 2:   Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3:   Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring or non-recurring basis (in thousands):
	December 31, 2020			December 31, 2019,
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents:
Money market funds	$29,166	$—	$—	$256,915	$—	$—
Other current assets:
Indemnification – Sale of SSL	$—	$—	$598	$—	$—	$598
Liabilities
Long term liabilities
Indemnification – Globalstar do Brasil S.A.	$—	$—	$145	$—	$—	$145
The carrying amount of cash equivalents approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of December 31, 2020 and December 31, 2019.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.

The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated remaining liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A. (“GdB”), originally determined using expected value analysis, is net of payments since inception.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.
Income Taxes
Loral and its subsidiaries are subject to U.S. federal, state and local income taxation on their worldwide income and foreign taxation on certain income from sources outside the United States. Telesat is subject to tax in Canada and other jurisdictions, and Loral will provide in each period any additional U.S. current and deferred tax required on actual or deemed distributions from Telesat, including Global Intangible Low Taxed Income (“GILTI”). Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized.
The tax benefit of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns is recognized only if it is “more likely than not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.
Earnings per Share
Basic earnings per share are computed based upon the weighted average number of shares of voting and non-voting common stock outstanding during each period. Shares of non-voting common stock are in all respects identical to and treated equally with shares of voting common stock except for the absence of voting rights (other than as provided in Loral’s Amended and Restated Certificate of Incorporation which was ratified by Loral’s stockholders on May 19, 2009). Diluted earnings per share are based on the weighted average number of shares of voting and non-voting common stock outstanding during each period, adjusted for the effect of unvested or unconverted restricted stock units. For diluted earnings per share, earnings are adjusted for the dilutive effect of Telesat stock options and restricted share units.
Additional Cash Flow Information
The following represents non-cash activities and supplemental information to the consolidated statements of cash flows (in thousands):

	Year Ended December 31,
	2020	2019
Non-cash operating items
Equity in net income of affiliates	$(116,716)	$(101,403)
Recovery of affiliate doubtful receivable	(5,854)	—
Deferred taxes	11,362	2,987
Depreciation	4	15
Right-of-use asset, net of lease liability	(6)	9
Amortization of prior service credit and actuarial loss	1,299	1,008
Net non-cash operating items – continuing operations	$(109,911)	$(97,384)
Supplemental information:
Interest paid – continuing operations	$26	$24
Income tax refunds	$178	$5,547
Income tax payments	$252	$288
Recent Accounting Pronouncements
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019- 12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 is expected to reduce the cost and complexity related to accounting for income taxes. The new guidance removes certain exceptions to the general principles in Accounting Standards Codification (“ASC”) 740 and improves how financial statement preparers will apply certain income tax-related guidance. The ASU is part of the FASB’s simplification initiative to make narrow-scope improvements to accounting standards through a series of short-term projects. The new guidance, effective for the Company on January 1, 2021, is not expected to have a material impact on our consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 eliminates, amends, and adds disclosure requirements to improve the effectiveness of fair value measurement disclosures. While certain amendments are to be applied prospectively, all other amendments are to be applied retrospectively to all periods presented. The new guidance is effective for the Company on January 1, 2020, with earlier application permitted. The new guidance, adopted by the Company on January 1, 2020, did not have a material impact on our consolidated financial statements.
In February 2016, the FASB issued ASC Topic 842, Leases (“ASC 842”). ASC Topic 842 requires a lessee to record a right-of-use asset and a lease liability for all leases with a lease term greater than 12 months. The main difference between previous U.S. GAAP and ASC Topic 842 is the recognition under ASC 842 of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new guidance was effective for the Company on January 1, 2019. We adopted ASC 842 in the first quarter of 2019 utilizing the modified retrospective method with a practical expedient through a cumulative-effect adjustment at the beginning of the first quarter of 2019. As a result, on January 1, 2019, we recognized a right-of-use asset and lease liability for an operating lease of approximately $0.3 million on our consolidated balance sheet.

3. Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss, net of tax, are as follows (in thousands):
	Pension and Other Post-retirement Benefits	Equity in Telesat-related Other Comprehensive Loss	Accumulated Other Comprehensive Loss
Balance, January 1, 2019	$(14,656)	$(2,964)	$(17,620)
Other comprehensive loss before reclassification	(2,307)	(35,783)	(38,090)
Amounts reclassified from accumulated other comprehensive loss	796	—	796
Net current-period other comprehensive loss	(1,511)	(35,783)	(37,294)
Balance, December 31, 2019	(16,167)	(38,747)	(54,914)
Other comprehensive loss before reclassification	(3,852)	(14,232)	(18,084)
Amounts reclassified from accumulated other comprehensive loss	1,026	—	1,026
Net current-period other comprehensive loss	(2,826)	(14,232)	(17,058)
Balance, December 31, 2020	$(18,993)	$(52,979)	$(71,972)
The components of other comprehensive loss and related tax effects are as follows (in thousands):
	Before-Tax Amount	Tax Benefit (Provision)	Net-of-Tax Amount
Year ended December 31, 2020
Pension and other post-retirement benefits:
Net actuarial loss and prior service credits	$(4,877)	$1,025	$(3,852)
Amortization of prior service credits and net actuarial loss	1,299(a)	(273)	1,026
Pension and other post-retirement benefits	(3,578)	752	(2,826)
Equity in Telesat-related other comprehensive loss	(14,236)	4 (b)	(14,232)
Other comprehensive loss	$(17,814)	$756	$(17,058)
Year ended December 31, 2019
Pension and other post-retirement benefits:
Net actuarial loss and prior service credits	$(2,921)	$614	$(2,307)
Amortization of prior service credits and net actuarial loss	1,008(a)	(212)	796
Pension and other post-retirement benefits	(1,913)	402	(1,511)
Equity in Telesat-related other comprehensive loss	(35,793)	10(b)	(35,783)
Other comprehensive loss	$(37,706)	$412	$(37,294)

(a)
Reclassifications are included in other expenses.

(b)
See Note 7, Income Taxes

4. Other Current Assets
Other current assets consist of (in thousands):
	December 31,
	2020	2019
Restricted cash (see Note 2)	$304	$—
Indemnification receivable from SSL for pre-closing taxes (see Note 13)	598	598
Due from affiliates	88	186
Prepaid expenses	240	164
Other	2	374
	$1,232	$1,322
5. Investments in Affiliates
Investments in affiliates consist of (in thousands):
	December 31,
	2020	2019
Telesat	$192,664	$90,184
Equity in net income of affiliates consists of (in thousands):
	Year Ended December 31,
	2020	2019
Telesat	$116,716	$101,403
Telesat
As of December 31, 2020, we held a 62.6% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our majority economic interest in Telesat because we own 32.6% of the voting stock and do not exercise control by other means to satisfy the U.S. GAAP requirement for treatment as a consolidated subsidiary. We have also concluded that Telesat is not a variable interest entity for which we are the primary beneficiary. Loral’s equity in net income or loss of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. Our proportionate share of Telesat’s net income or loss is based on our economic interest as our holdings consist of common stock and non-voting participating preferred shares that have all the rights of common stock with respect to dividends, return of capital and surplus distributions, but have no voting rights.
In addition to recording our share of equity in net income loss of Telesat, we also recorded our share of equity in other comprehensive loss of Telesat of $14.2 million and $35.8 million for the years ended December 31, 2020 and 2019, respectively.
In the third quarter of 2019, we recorded an out-of-period correction to decrease our investment in Telesat and increase other comprehensive loss by $22.1 million. This non-cash adjustment was made to record the cumulative translation adjustment on our investment in Telesat from November 2007, when we first acquired our ownership interest in Telesat, to December 31, 2018. The adjustment resulted from translating our share of Telesat’s equity from Canadian dollars to U.S. dollars at historical foreign exchange rates in accordance with ASC 830, Foreign Currency Matters, as required by ASC 323, Investments — Equity Method and Joint Ventures. Previously, we translated our share of Telesat’s equity from Canadian dollars to U.S. dollars at current foreign exchange rates at each balance sheet date. This adjustment had no effect on our equity in net income (loss) of Telesat for any current or prior reporting period. The Company has not revised its financial statements for prior periods for this adjustment based on its belief that the effect of such adjustment is not material to the financial statements taken as a whole.
On January 1, 2019, Telesat adopted ASC 842, Leases, for its U.S. GAAP reporting which we use to record our equity income in Telesat. Telesat adopted the new guidance using the modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. As a result, on January 1, 2019, Telesat recognized a right-of-use asset of $19.6 million and lease liability of $20.0 million on its consolidated balance sheet.
In December 2020, Telesat made a $341.4 million prepayment on its outstanding term loans under its amended senior secured credit facilities. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity.
On October 11, 2019, Telesat issued $550.0 million of 6.5% senior notes maturing in October 2027. The 6.5% senior notes are effectively subordinated to Telesat’s secured indebtedness, including the obligations under its senior secured credit facilities and its 4.875% senior secured notes.
On October 11, 2019, Telesat used the net proceeds from the 6.5% senior notes offering together with available cash on hand to redeem its $500 million 8.875% senior notes due November 15, 2024 by repaying all outstanding amounts, including principal, redemption premium and discounted interest to November 15, 2019.
On December 6, 2019, Telesat entered into amended senior secured credit facilities which provide for term loan borrowings of $1,908.5 million which mature in December 2026 and revolving credit facilities of up to $200 million (or Canadian dollar equivalent) which mature in December 2024. Telesat also issued, through a private placement, $400 million of 4.875% senior secured notes which mature in June 2027.
On December 6, 2019, Telesat repaid all outstanding amounts, including related fees and expenses, under its former senior secured credit facilities.
The ability of Telesat to pay dividends or certain other restricted payments in cash to Loral is governed by applicable covenants in Telesat’s debt and shareholder agreements. Telesat’s credit agreement governing its senior secured credit facilities limits, among other items, Telesat’s ability to incur debt and make dividend payments if the total leverage ratio (“Total Leverage Ratio”) is above 4.50:1.00, with certain exceptions. As of December 31, 2020, Telesat’s Total Leverage Ratio was 4.44:1.00. Telesat is permitted to pay annual consulting fees of $5 million to Loral in cash (see Note 14).
The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities is proportionately eliminated in determining our share of the net income or losses of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned SSL and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
The following table presents summary financial data for Telesat in accordance with U.S. GAAP, for the years ended December 31, 2020 and 2019 and as of December 31, 2020 and 2019 (in thousands):
	Year Ended December 31,
	2020	2019
Statement of Operations Data:
Revenues	$613,866	$687,868
Operating expenses	(136,262)	(141,136)
Depreciation and amortization	(174,526)	(200,838)
Impairment of intangible asset	(3,410)	—
Other operating expense	(160)	(649)
Operating income	299,508	345,245
Interest expense	(152,236)	(186,394)
Loss on refinancing	—	(86,166)

	Year Ended December 31,
	2020	2019
Foreign exchange gain	35,655	122,002
Loss on financial instruments	(13,305)	(42,039)
Other income	5,294	16,282
Income tax benefit (provision)	3,721	(12,741)
Net income	$178,637	$156,189

	December 31,
	2020	2019
Balance Sheet Data:
Current assets	$703,210	$877,294
Total assets	3,943,875	4,130,337
Current liabilities	129,849	124,217
Long-term debt, including current portion	2,483,256	2,836,700
Total liabilities	3,140,747	3,504,594
Shareholders’ equity	803,128	625,743
Other
We own 56% of XTAR, a joint venture between us and Hisdesat Servicios Estrategicos, S.A. (“Hisdesat”) of Spain. We account for our ownership interest in XTAR under the equity method of accounting because we do not control certain of its significant operating decisions. We have also concluded that XTAR is not a variable interest entity for which we are the primary beneficiary. As of December 31, 2020 and 2019, the carrying value of our investment in XTAR was zero. Beginning January 1, 2016, we discontinued providing for our allocated share of XTAR’s net losses as our investment was reduced to zero and we have no commitment to provide further financial support to XTAR.
Prior to July 1, 2020, XTAR owned and operated an X-band satellite, XTAR — EUR (the “Satellite”) located at the 29° E.L. orbital slot (“the “Orbital Slot”). In addition, prior to July 1, 2020, XTAR leased from Hisdesat 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L. (the “Transponder Lease”). For services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee under a management agreement with Loral (the “Loral Management Agreement”). As of December 31, 2019, the amount due to Loral under the Loral Management Agreement was $6.6 million, and we had an allowance of $6.6 million against this receivable.
On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship, including, among other things, the following: (i) Hisdesat purchased the Satellite and certain assets related to operation of the Satellite (the “Purchased Assets”) from XTAR; (ii) XTAR’s agreement with Hisdesat to operate the Satellite at the Orbital Slot was terminated and the rights and licenses to operate the Satellite at the Orbital Slot reverted to Hisdesat; (iii) the Transponder Lease was terminated; (iv) XTAR and Hisdesat entered into an agreement under which XTAR will continue to market and sell capacity on the Satellite and on the Spainsat satellite; (v) XTAR and Loral terminated the Loral Management Agreement; and (vi) Loral granted to Hisdesat an option to acquire for nominal consideration, subject to receipt of all required regulatory approvals, Loral’s membership interests in XTAR. This option has not yet been exercised by Hisdesat. On July 2, 2020, Loral received from XTAR $5.9 million from the proceeds of the sale of the Purchased Assets in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement. As a result, the Company recorded a $5.9 million recovery of an affiliate doubtful receivable and a corresponding reduction in its allowance for doubtful accounts for the year ended December 31, 2020.
As of December 31, 2020 and 2019, the Company also held an indirect ownership interest in a foreign company that currently serves as the exclusive service provider for Globalstar service in Mexico. The Company accounts for this ownership interest using the equity method of accounting. As of December 31, 2020 and 2019, the carrying value of this investment was zero. Loral has written-off its investment in this company and has no future funding requirements relating to this investment. Accordingly, there is no requirement for us to provide for our allocated share of this company’s net losses. This company is currently in the process of dissolution and liquidation in Mexico, and Loral believes that it will not have any liability associated with this company upon completion of this process.
6. Other Current Liabilities
Other current liabilities consists of (in thousands):
	December 31,
	2020	2019
Operating lease liability	$345	$652
Due to affiliate	98	5
Accrued professional fees	1,287	1,419
Pension and other post-retirement liabilities	82	77
Income taxes payable	—	673
Accrued liabilities	190	57
	$2,002	$2,883
7. Income Taxes
The following summarizes our income tax provision (in thousands):
	Year Ended December 31,
	2020	2019
Current:
U.S. federal	$(1,299)	$(2,918)
State and local	25	2
Foreign	(250)	(250)
Total current	(1,524)	(3,166)
Deferred:
U.S. federal	(11,334)	(2,990)
State and local	(28)	3
Total deferred	(11,362)	(2,987)
Total income tax provision	$(12,886)	$(6,153)
Our current income tax provision includes an increase to our liability for UTPs of (in thousands):
	Year Ended December 31,
	2020	2019
Unrecognized tax benefits	$(1,118)	$(2,467)
Interest expense	(1,299)	(1,570)
Total	$(2,417)	$(4,037)
While our loss before income taxes and equity in net income of affiliates is domestic, the deferred income tax provision for each period includes the impact of equity in net income of affiliates in our consolidated statement of operations and the periodic effect of our accounting for GILTI. After utilizing our net operating loss (“NOL”) carryforwards and allowable tax credits, federal income tax on GILTI from Telesat was zero. Furthermore, since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets were valued at zero.

In addition to the income tax provision presented above, we also recorded the following item (in thousands):
	Year Ended December 31,
	2020	2019
Deferred tax benefit for adjustments in other comprehensive loss (see Note 3)	$756	$412
The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate on the loss before income taxes and equity in net income of affiliates because of the effect of the following items (dollars in thousands):
	Year Ended December 31,
	2020	2019
U.S. Statutory Federal Corporate Income Tax Rate	21%	21%
Tax benefit	$2,255	$1,154
Permanent adjustments which change statutory amounts:
State and local income taxes, net of federal income tax	(77)	107
Equity in net income of affiliates	(17,185)	(5,055)
Federal provision for unrecognized tax benefits	(1,138)	(1,226)
Nondeductible expenses	(2,380)	(695)
Change in valuation allowance	69	(118)
Income tax credits	5,820	—
Foreign income taxes	(250)	(250)
Other, net	—	(70)
Total income tax provision	$(12,886)	$(6,153)
The following table summarizes the activity related to our unrecognized tax benefits (in thousands):
	Year Ended December 31,
	2020	2019
Balance at January 1	$43,037	$43,055
Decreases as a result of statute expirations	—	(18)
Balance at December 31	$43,037	$43,037
With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to 2014. Earlier years related to certain foreign jurisdictions remain subject to examination. To the extent allowed by law, the tax authorities may have the right to examine prior periods where NOLs were generated and carried forward, and make adjustments up to the amount of the NOL carryforward. While we intend to contest any future tax assessments for uncertain tax positions, no assurance can be provided that we would ultimately prevail. During 2021, the statute of limitations for assessment of additional tax will expire with regard to certain UTPs, potentially resulting in $16.4 million reduction to our unrecognized tax benefits.
Our liability for UTPs increased from $17.4 million at December 31, 2019 to $19.8 million at December 31, 2020 and is included in long-term liabilities in the consolidated balance sheets. At December 31, 2020, we have accrued $3.3 million for the potential payment of tax-related interest. If our positions are sustained by the taxing authorities, approximately $8.4 million of the tax benefits will reduce the Company’s income tax provision.
Other than as described above, there were no significant changes to our unrecognized tax benefits during the year ended December 31, 2020, and we do not anticipate any other significant increases or decreases to our unrecognized tax benefits during the next twelve months.

At December 31, 2020, we had federal FTC carryforwards of $109.6 million, federal NOL carryforwards of $43.1 million and New York NOL carryforwards of $1.5 million which expire from 2022 to 2034.
The reorganization of the Company pursuant to emergence from Chapter 11 of the federal bankruptcy laws during 2005 constituted an ownership change under section 382 of the Internal Revenue Code. Accordingly, use of our tax attributes, such as NOLs and tax credits generated prior to the ownership change, are subject to an annual limitation of approximately $32.6 million, subject to increase or decrease based on certain factors.
We assess the recoverability of our FTCs, NOLs and other deferred tax assets and based upon this analysis, record a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. We continue to maintain our valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of December 31, 2020, we had a valuation allowance totaling $128.4 million against our deferred tax assets for certain tax credits, primarily FTC carryovers from 2017, and loss carryovers due to the limited carryforward periods. During 2020, the valuation allowance decreased by $0.1 million, which was recorded as a benefit in our statement of operations. To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets.
During 2019, the valuation allowance increased by $0.1 million, which was recorded as a provision in our statement of operations.
The significant components of the net deferred income tax assets are (in thousands):
	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$23,020	$34,294
Foreign tax credit carryforwards	126,007	126,007
Compensation and benefits	701	961
Indemnification liabilities	98	66
Other, net	279	305
Federal benefit of uncertain tax positions	701	428
Pension costs	4,119	3,375
Investments in and advances to affiliates	828	992
Total deferred tax assets before valuation allowance	155,753	166,428
Less valuation allowance	(128,414)	(128,483)
Deferred tax assets	$27,339	$37,945
8. Other Liabilities
Other liabilities consists of (in thousands):
	December 31,
	2020	2019
Operating lease liability	$—	$345
Indemnification liabilities – other (see Note 13)	145	145
Liabilities for uncertain tax positions	19,769	17,352
	$19,914	$17,842

9. Shareholders’ Equity
Series A Preferred Stock
On November 23, 2020, the Board of Directors of Loral declared a dividend of one preferred share purchase right (a “Right”) for each share of Loral common stock outstanding on December 4, 2020 to the Loral stockholders of record on that date. Each Right entitles the registered holder to purchase from Loral one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of Loral, having such rights and preferences as are set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock, at a price of $120.48 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock would entitle the holder thereof to a quarterly dividend payment of 1,000 times the dividend declared per share of the Company’s common stock (if any). In the event of a liquidation of Loral, the holders of the Series A Preferred Stock would be entitled to an aggregate payment of 1,000 times the aggregate payment made per share of the Company’s common stock. Each share of Series A Preferred Stock has 1,000 votes and is entitled to vote together with the shares of the Company’s common stock. In the event of any merger, consolidation or other transaction in which shares of the Company’s common stock are exchanged, each share of Series A Preferred Stock would be entitled to receive 1,000 times the amount received per share of the Company’s common stock.
Series B Preferred Stock
On November 23, 2020, in connection with the Transaction, the Loral Board of Directors approved the Certificate of Designation of Series B Preferred Stock, par value $0.01 per share, of Loral (the “Series B Preferred Stock”) and on November 24, 2020, Loral issued to Telesat Partnership five shares of Series B Preferred Stock. The Series B Preferred Stock is redeemable at the Company’s option at any time for an amount per share of Series B Preferred Stock of $20.08 (adjusted for any stock splits or stock dividends) plus all declared and unpaid dividends, if any, with respect to such share (for purposes of this paragraph, the “liquidation value”). In the event of a liquidation of the Company, the holders of the Series B Preferred Stock would be entitled to a payment, before any payment would be made to holders of the Company’s common stock or preferred stock specifically designated as junior to the Series B Preferred Stock, equal to the liquidation value per share of Series B Preferred Stock. The Series B Preferred Stock is nonvoting, provided if no shares of the Company’s common stock and no shares of any series of Preferred Stock holding voting rights equivalent to the voting rights of shares of the Company’s common stock are issued and outstanding, each share of the Series B Preferred Stock shall be entitled to one vote with respect to all matters submitted to a vote of the Company’s stockholders.
Stock Plans
The Loral amended and restated 2005 stock incentive plan (the “Stock Incentive Plan”) which allowed for the grant of several forms of stock-based compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards, had a ten-year term and has expired. As of December 31, 2020 and December 31, 2019, outstanding and unconverted restricted stock units (“RSUs”) were 98,917 and 75,262, respectively, that are vested and do not expire. During 2020, we paid special dividends of $7.00 per share for an aggregate dividend amount of $216.5 million (see Note 2). In accordance with Loral’s Stock Incentive Plan, an equitable adjustment was made to outstanding stock-based awards to reflect the cash dividend. As a result, RSUs outstanding under the Stock Incentive Plan increased by 23,655 during 2020.
10. Earnings Per Share
Telesat has awarded employee stock options, which, if exercised, would result in dilution of Loral’s ownership interest in Telesat to approximately 62.4%. The following table presents the dilutive impact of Telesat stock options on Loral’s reported net income for the purpose of computing diluted earnings per share (in thousands):

	Year Ended December 31,
	2020	2019
Net income – basic	$93,093	$89,755
Less: Adjustment for dilutive effect of Telesat stock options	(522)	(528)
Net income – diluted	$92,571	$89,227
Basic earnings per share is computed based upon the weighted average number of shares of voting and non-voting common stock outstanding. The following is the computation of common shares outstanding for diluted earnings per share (in thousands):
	Year Ended December 31,
	2020	2019
Weighted average common shares outstanding	30,933	30,933
Weighted average unconverted restricted stock units	87	75
Common shares outstanding for diluted earnings per share	31,020	31,008
11. Pensions and Other Employee Benefit Plans
Pensions
We maintain a qualified defined benefit pension plan to which members may contribute in order to receive enhanced pension benefits. Employees hired after June 30, 2006 do not participate in the defined benefit pension plan, but participate in our defined contribution savings plan with an additional Company contribution. Benefits are based primarily on members’ compensation and/or years of service. Our funding policy is to fund the qualified pension plan in accordance with the Internal Revenue Code and regulations thereon. Plan assets are generally invested in equity, fixed income and real asset investments. Pension plan assets are managed primarily by Russell Investment Corp. (“Russell”), which allocates the assets into funds as we direct.
Other Benefits
In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. For the years ended December 31, 2020 and 2019 certain of these benefits were provided through plans sponsored or managed by Telesat. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for our pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions. Medical coverage for retired employees and dependents ends when the retiree reaches age 65.
Funded Status
The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for 2020 and 2019, and a statement of the funded status as of December 31, 2020 and 2019. We use a December 31 measurement date for the pension plan and other post-retirement benefits (in thousands).
	Pension Benefits		Other Benefits
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Reconciliation of benefit obligation:
Obligation at beginning of period	$55,159	$49,020	$511	$479
Service cost	703	722	—	—
Interest cost	1,765	2,018	17	21

	Pension Benefits		Other Benefits
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Participant contributions	27	25	—	—
Actuarial loss	5,453	5,256	30	30
Benefit payments	(1,926)	(1,882)	(19)	(19)
Obligation at December 31,	61,181	55,159	539	511
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of period	38,146	34,263	—	—
Actual return on plan assets	3,257	4,798	—	—
Employer contributions	1,953	942	19	19
Participant contributions	27	25	—	—
Benefit payments	(1,926)	(1,882)	(19)	(19)
Fair value of plan assets at December 31,	41,457	38,146	—	—
Funded status at end of period	$(19,724)	$(17,013)	$(539)	$(511)

The benefit obligations for pensions and other employee benefits exceeded the fair value of plan assets by $20.3 million at December 31, 2020 (the “unfunded benefit obligations”). The unfunded benefit obligations were measured using a discount rate of 2.5% and 3.25% at December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, the actuarial loss component of the change in benefit obligation of $5.5 million for the pension plan comprises $5.8 million attributable to the change in the discount rate partially offset by $0.3 million attributable to other factors. For the year ended December 31, 2019, the actuarial loss component of the change in benefit obligation of $5.3 million for the pension plan comprises $6.7 million attributable to the change in the discount rate partially offset by $1.4 million attributable to other factors. Lowering the discount rate by 0.5% would have increased the unfunded benefit obligations for pension and other post-retirement benefits by approximately $4.4 million and $3.7 million as of December 31, 2020 and 2019, respectively. Market conditions and interest rates will significantly affect future assets and liabilities of Loral’s pension plan and other post-retirement benefits.
The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2020 and 2019 consist of (in thousands):
	Pension Benefits		Other Benefits
	December 31,		December 31,
	2020	2019	2020	2019
Actuarial loss	$(22,172)	$(18,613)	$(51)	$(32)
The amounts recognized in other comprehensive (loss) income during the years ended December 31, 2020 and 2019 consist of (in thousands):
	Pension Benefits December 31,		Other Benefits December 31,
	2020	2019	2020	2019
Actuarial (loss) gain during the period	$(4,847)	$(2,891)	$(30)	$(30)
Amortization of actuarial loss	1,288	1,006	11	2
Total recognized in other comprehensive (loss) income	$(3,559)	$(1,885)	$(19)	$(28)
Amounts recognized in the balance sheet consist of (in thousands):

	Pension Benefits December 31,		Other Benefits December 31,
	2020	2019	2020	2019
Current Liabilities	$—	$—	$82	$77
Long-Term Liabilities	19,724	17,013	457	434
	$19,724	$17,013	$539	$511
The accumulated pension benefit obligation was $60.3 million and $54.2 million at December 31, 2020 and 2019, respectively.
During 2020, we contributed $2.0 million to the qualified pension plan and our contributions for the other employee post-retirement benefits were not significant. During 2021, based on current estimates, we expect our contributions to the qualified pension plan will be approximately $1.3 million. We expect that our funding of other employee post-retirement benefits during 2021 will not be significant.
The following table provides the components of net periodic cost included in our statements of operations for the plans for the years ended December 31, 2020 and 2019 (in thousands):
	Pension Benefits Year Ended December 31,		Other Benefits Year Ended December 31,
	2020	2019	2020	2019
Service cost(1)	$703	$722	$—	$—
Interest cost(2)	1,765	2,018	17	21
Expected return on plan assets(2)	(2,651)	(2,432)	—	—
Amortization of net actuarial loss(2)	1,288	1,006	11	2
Net periodic cost	$1,105	$1,314	$28	$23

(1)
Included in general and administrative expenses.

(2)
Included in other expense.

Assumptions
Assumptions used to determine net periodic cost:
	Year Ended December 31,
	2020	2019
Discount rate	3.25%	4.25%
Expected return on plan assets	7.00%	7.25%
Rate of compensation increase	4.25%	4.25%
Assumptions used to determine the benefit obligation:
	December 31,
	2020	2019
Discount rate	2.50%	3.25%
Rate of compensation increase	4.25%	4.25%
The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans and the fact that the plan assets are actively managed to mitigate risk. Our expected long-term rate of return on plan assets for 2021 is 6.75%.
As of December 31, 2020 and 2019, the Company contributions remaining for other benefits were primarily for fixed amounts. Therefore, future health care cost trend rates will not affect Company costs and accumulated post-retirement benefit obligation.

Plan Assets
The Company has established the pension plan as a retirement vehicle for participants and as a funding vehicle to secure promised benefits. The investment goal is to provide a total return that over time will earn a rate of return to satisfy the benefit obligations given investment risk levels, contribution amounts and expenses. The pension plan invests in compliance with the Employee Retirement Income Security Act 1974, as amended (“ERISA”), and any subsequent applicable regulations and laws.
The Company has adopted an investment policy for the management and oversight of the pension plan. It sets forth the objectives for the pension plan, the strategies to achieve these objectives, procedures for monitoring and control and the delegation of responsibilities for the oversight and management of pension plan assets.
The Company’s Board of Directors has delegated primary fiduciary responsibility for pension assets to an investment committee. In carrying out its responsibilities, the investment committee establishes investment policy, makes asset allocation decisions, determines asset class strategies and retains investment managers to implement asset allocation and asset class strategy decisions. It is responsible for the investment policy and may amend such policy from time to time.
Pension plan assets are invested in various asset classes in what we believe is a prudent manner for the exclusive purpose of providing benefits to participants. U.S. equities are held for their long-term expected return premium over fixed income investments and inflation. Non-U.S. equities are held for their expected return premium (along with U.S. equities), as well as diversification relative to U.S. equities and other asset classes. Fixed income investments are held for diversification relative to equities. Real assets are held for diversification relative to equities and fixed income. Alternative investments are held for both diversification and higher returns than those typically available in traditional asset classes.
Asset allocation policy is the principal method for achieving the pension plan’s investment objectives stated above. Asset allocation policy is reviewed regularly by the investment committee. The pension plan’s actual and targeted asset allocations, are as follows:
	December 31, 2020 Actual Allocation	Target Allocation
		Target	Target Range
Liquid return-seeking investments	61%	56.5%	45 – 65%
Alternative investments	10%	14.5%	0 – 20%
Fixed income investments	29%	29.0%	20 – 40%
	100%	100%	100%
The target allocation within the liquid return-seeking portfolio is 75% global equities, 15% marketable real assets and 10% fixed income. Allocations may vary by up to 5% from these targets.
The pension plan’s assets are actively managed using a multi-asset, multi-style, multi-manager investment approach. Portfolio risk is controlled through this diversification process and monitoring of money managers. Consideration of such factors as differing rates of return, volatility and correlation are utilized in the asset and manager selection process. Diversification reduces the impact of losses in single investments. Performance results and fund accounting are provided to the Company by Russell on a monthly basis. Periodic reviews of the portfolio are performed by the investment committee with Russell. These reviews typically consist of a market and economic review, a performance review, an allocation review and a strategy review. Performance is judged by investment type against market indexes. Allocation adjustments or fund changes may occur after these reviews. Performance is reported to the Company’s Board of Directors at quarterly board meetings.
Fair Value Measurements
The values of the fund trusts are calculated using systems and procedures widely used across the investment industry. Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, discounted cash flow methodology, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers.

The table below provides the fair values of the Company’s pension plan assets, by asset category, at December 31, 2020 and 2019. The Company’s pension plan assets are mainly held in commingled employee benefit fund trusts.
	Fair Value Measurements
Asset Category	Total	Percentage	Level 1	Level 2	Level 3	Assets Measured at NAV(1)
	(Dollars in thousands)
At December 31, 2020 Liquid return-seeking:
Multi-asset fund(2)	$25,196	61%				$25,196
Fixed income securities:
Commingled funds(3)	11,881	29%				11,881
Alternative investments:
Equity long/short fund(4)	2,201	5%			$2,201
Private equity fund(5)	22	0%			22
Distressed opportunity limited partnership(6)	433	1%			433
Multi-strategy limited partnership(7)	1,724	4%			1,724
	4,380	10%	—	—	4,380	—
	$41,457	100%	—	—	$4,380	$37,077
At December 31, 2019
Liquid return-seeking:
Multi-asset fund(2)	$23,127	61%				$23,127
Fixed income securities:
Commingled funds(3)	11,463	30%				11,463
Alternative investments:
Equity long/short fund(4)	1,349	4%			$1,349
Private equity fund(5)	48	0%			48
Distressed opportunity limited partnership(6)	463	1%			463
Multi-strategy limited partnership(7)	1,696	4%			1,696
	3,556	9%	—	—	3,556	—
	$38,146	100%	—	—	$3,556	$34,590

(1)
Assets measured using the net asset value (“NAV”) practical expedient have not been classified in the fair value hierarchy. The NAV practical expedient is based on the fair value of the underlying assets of the common/collective trust (“CCT”) minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CCT is calculated based on a compilation of primarily observable market information.

(2)
A single fund that invests in global equities, marketable real assets and fixed income securities. The fund has no limitation on redemptions.

(3)
Investments in bonds representing many sectors of the broad bond market with both short-term and intermediate-term maturities. The fund has no limitation on redemptions.

(4)
Investments primarily in long and short positions in equity securities of U.S. and non-U.S. companies. The fund generally has semi-annual tender offer redemption periods on June 30 and December 31 and is reported on a one month lag.

(5)
Fund invests in portfolios of secondary interest in established venture capital, buyout, mezzanine and special situation funds on a global basis. Fund is valued on a quarterly lag with adjustment for subsequent cash activity. The fund terminates on July 12, 2021, subject to extension for a one-year period. Earlier redemptions are not permitted.

(6)
Investments mainly in discounted debt securities, bank loans, trade claims and other debt and equity securities of financially troubled companies. This partnership has semi-annual withdrawal rights on June 30 and December 31 with notice of 90 days and is reported on a one month lag.

(7)
Investments in a partnership that has a multi-strategy investment program and does not rely on a single investment model. This partnership has quarterly redemption rights with notice of 65 days and is reported on a one month lag.

Additional information pertaining to the changes in the fair value of the pension plan assets classified as Level 3 for the years ended December 31, 2020 and 2019 is presented below:
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Private Equity Fund	Equity Long/Short Fund	Distressed Opportunity Ltd. Partnership	Multi Strategy Fund	Total
	(In thousands)
Balance, January 1, 2019	$76	$1,002	$463	$1,602	$3,143
Unrealized (loss) gain	(23)	347	—	94	418
Sales	(5)	—	—	—	(5)
Balance, December 31, 2019	48	1,349	463	1,696	3,556
Unrealized (loss) gain	(26)	852	(30)	28	824
Balance, December 31, 2020	$22	$2,201	$433	$1,724	$4,380
Both the Equity Long/Short Fund and the Distressed Opportunity Limited Partnership are valued at each month-end based upon quoted market prices by the investment managers.
The Multi-Strategy Fund invests in various underlying securities. The fund’s net asset value is calculated by the fund manager and is not publicly available. The fund manager accumulates all the underlying security values and uses them in determining the fund’s net asset value.
The private equity fund and limited partnership valuations are primarily based on cost/price of recent investments, earnings/performance multiples, net assets, discounted cash flows, comparable transactions and industry benchmarks.
The annual audited financial statements of all funds are reviewed by the Company.
Benefit Payments
The following benefit payments, which reflect future services, as appropriate, are expected to be paid (in thousands):
	Pension	Other
	Benefits	Benefits
2021	$2,323	$84
2022	2,421	71
2023	2,573	60
2024	2,814	49
2025	2,833	40
2026 to 2030	15,346	122
Employee Savings (401k) Plan
We have an employee savings (401k) plan, to which the Company provides contributions which match up to 6% of a participant’s base salary at a rate of 66 2∕3%. The Company also makes retirement contributions to the savings (401k) plan, which provide added retirement benefits to employees hired on or after July 1, 2006, as they are not eligible to participate in our defined benefit pension plan. Retirement contributions are provided regardless of an employee’s contribution to the savings (401k) plan. Matching contributions and retirement contributions are collectively known as Company contributions. Company contributions are made in cash and placed in each participant’s age appropriate “life cycle” fund. For each of the years ended December 31, 2020 and 2019, Company contributions were $0.1 million. Participants of the savings (401k)

plan are able to redirect Company contributions to any available fund within the plan. Participants are also able to direct their contributions to any available fund.
12. Financial Instruments, Derivative Instruments and Hedging
Financial Instruments
The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.
Foreign Currency
We are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, we attempt to denominate all contracts in U.S. dollars. Where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.
Derivatives and Hedging Transactions
There were no derivative instruments as of December 31, 2020 and 2019.
13. Commitments and Contingencies
Financial Matters
In 2012, we sold our former subsidiary, SSL, to MDA Communications Holdings, Inc., a subsidiary of Maxar Technologies Inc. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (“MDA”) pursuant to the Purchase Agreement. Under the terms of the Purchase Agreement, we are obligated to indemnify MDA and its affiliates from liabilities with respect to certain pre-closing taxes. Our consolidated balance sheets include an indemnification refund receivable of $0.6 million as of December 31, 2020 and 2019. Certain tax assessments against SSL for 2007 to 2010 have been settled, resulting in our having received during the second and third quarters of 2019 refunds of prior indemnification payments totaling $1.8 million. The remaining receivable as of December 31, 2020 represents payments to date over the estimated fair value of the remaining liability for our indemnification of SSL pre-closing taxes where the final amounts have not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
In connection with the sale in 2008 by Loral and certain of its subsidiaries and DASA Globalstar LLC to Globalstar Inc. of their respective interests in GdB, the Globalstar Brazilian service provider, Loral agreed to indemnify Globalstar Inc. and GdB for certain GdB pre-closing liabilities, primarily related to Brazilian taxes. Our consolidated balance sheets include liabilities of $0.1 million as of December 31, 2020 and 2019 for indemnification liabilities relating to the sale of GdB.
See Note 14 — Related Party Transactions — Transactions with Affiliates — Telesat for commitments and contingencies relating to the Transaction and our agreement to indemnify Telesat for certain liabilities.
Lease Arrangements
We lease a facility and certain equipment under agreements expiring at various dates. We may renew, extend or modify a lease covering facilities as needed. We have no sublease income in any of the periods presented.
We changed our method of accounting for leases in the first quarter of 2019 due to the adoption of ASC 842. We adopted ASC 842 as of January 1, 2019 using the modified retrospective transition method and elected to apply the transition as of the beginning of the period of adoption.
Upon adoption of ASC 842, we recognized a right-of-use asset and lease liability of $0.3 million for an operating lease on our consolidated balance sheet as of January 1, 2019. In March 2019, the operating lease was modified by extending the lease termination date from June 30, 2019 to June 30, 2020 and increasing the rent for the extension period. In December 2019, the operating lease was further modified by extending the lease termination date to June 30, 2021. Lease costs expensed for the years ended December 31, 2020 and 2019 were as follows (in thousands):
Lease Expense
Year ended December 31, 2020	$695
Year ended December 31, 2019	677
Lease payments for the year ended December 31, 2020 were $0.7 million. The remaining lease term as of December 31, 2020 is 6 months, and we used a discount rate of 7.5% to compute the lease liability at inception and at each modification date. The right-of-use asset is being amortized over the life of the lease.
The following is a reconciliation of the future operating lease payments to operating lease liability as of December 31, 2020 (in thousands):
2021 (January 1, 2021 through June 30, 2021)	350
Total operating lease payments	350
Less: Interest	(5)
Operating lease liability	$345
Amounts recognized in Balance Sheet
Other current liabilities	$345
Legal Proceedings
We are not currently subject to any legal proceedings that, if decided adversely, could have a material adverse effect on our financial position or results of operations. In the future, however, we may become subject to legal proceedings and claims, either asserted or unasserted, that may arise in the ordinary course of business or otherwise.
14. Related Party Transactions
MHR Fund Management LLC
Mark H. Rachesky, President of MHR Fund Management LLC (“MHR”), and Janet T. Yeung, a principal and the General Counsel of MHR, are members of Loral’s Board of Directors.
Various funds affiliated with MHR and Dr. Rachesky held, as of December 31, 2020 and December 31, 2019, approximately 39.9% of the outstanding voting common stock and 58.4% of the combined outstanding voting and non-voting common stock of Loral.
Transactions with Affiliates
Telesat
Recent Developments
Transaction Agreement.   On November 23, 2020, Loral entered into the Transaction Agreement with Telesat, Telesat Partnership, Telesat Corporation, Telesat CanHoldco, Merger Sub, PSP and Red Isle, under which Merger Sub will merge with and into Loral, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership, and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation following the expiration of a six-month lock-up period.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat

(principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides for certain economic adjustments and contractual protections with respect to Loral’s assets and liabilities other than its indirect interest in Telesat. These include among others:
•
One Time Payment.   To induce PSP and Red Isle to enter into the Transaction, Loral will pay Red Isle $7 million at Closing.

•
Absolute Indemnities.   Loral, Telesat Corporation and Telesat CanHoldco will indemnify PSP for PSP’ pro rata share of costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain out-of-pocket expenses of Loral after the Closing and (c) certain tax matters. This indemnification will be (i) independent of the accuracy of the underlying representations and warranties, (ii) in the case of the tax indemnification, subject to a cap of $50 million and (iii) subject to additional, customary limitations.

The Transaction Agreement also provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6,550,000 or $22,910,000, or to pay to PSP a “breach” fee of $40,000,000, in each case as provided in the Transaction Agreement.
In connection with the Transaction, Loral entered into the following agreements with related parties or their subsidiaries:
Subscription Agreement for Series B Preferred Stock.   In connection with the Transaction, Loral issued to Telesat Partnership five shares of Series B Preferred Stock pursuant to the terms of a subscription agreement entered into between Loral and Telesat Partnership. Such shares of Series B Preferred Stock will remain outstanding following the Merger and will give Telesat Partnership the right to vote such shares once there is no Loral common stock outstanding.
Full and Final Release and Amendment of Tolling Agreement.   Loral has asserted certain claims against PSP arising out of PSP’ actions in certain previous transaction processes relating to Telesat. PSP has asserted various counterclaims and Loral, PSP and Telesat have entered into a series of tolling agreements preventing those claims from being terminated due to the passing of the statute of limitations while negotiating the Transaction Agreement. In connection with the signing of the Transaction Agreement, the parties entered into a mutual release that will release those claims on the first to occur of the closing of the Transaction or the termination of the Transaction Agreement due to Loral’s material breach.
Standstill Agreement.   Loral and MHR have entered into a standstill agreement (the “MHR Standstill Agreement”) prohibiting MHR and its affiliates from, subject to the terms thereof, acquiring more than an additional 6% of the outstanding Voting Common Stock prior to the conclusion of the Loral stockholder meeting to be held to approve the Transaction. The MHR Standstill Agreement will terminate immediately upon the first to occur of the conclusion of the Loral stockholder meeting and termination of the Transaction Agreement.
Ownership Interest.   As described in Note 5, we own a 62.6% economic interest and a 32.6% voting interest in Telesat and account for our ownership interest under the equity method of accounting.
Shareholders Agreement.   In connection with the acquisition of our ownership interest in Telesat (which we refer to as the Telesat transaction), Loral and certain of its subsidiaries, our Canadian co-owner, PSP and one of its subsidiaries, Telesat and MHR entered into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat and its subsidiaries will be conducted and the relationships among the parties thereto and future shareholders of Telesat. The Shareholders Agreement also contains an agreement by Loral not to engage in a competing satellite communications business and agreements by the parties to the Shareholders Agreement not to solicit employees of Telesat or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring the approval of the shareholders of Telesat (including veto rights for Loral over certain extraordinary actions) and provides for preemptive rights for certain shareholders upon the issuance of certain capital shares of Telesat. The Shareholders Agreement also (i) restricts the ability of holders of certain shares of Telesat to transfer such shares unless certain conditions are met or approval of the transfer is granted by the directors of Telesat, (ii) provides for a right of first offer to certain Telesat shareholders if a holder of equity shares of Telesat wishes to sell any such shares to a third party and (iii) provides for, in certain circumstances, tag-along rights in favor of shareholders that are not affiliated with Loral if Loral sells equity shares and drag-along rights in favor of Loral in case Loral or its affiliate enters into an agreement to sell all of its Telesat equity securities.
Under the Shareholders Agreement, in the event that, except in certain limited circumstances, either (i) ownership or control, directly or indirectly, by Dr. Rachesky of Loral’s voting stock falls below certain levels other than in connection with certain specified circumstances, including an acquisition by a Strategic Competitor (as defined in the Shareholders Agreement) or (ii) there is a change in the composition of a majority of the members of the Loral Board of Directors over a consecutive two-year period without the approval of the incumbent directors, Loral will lose its veto rights relating to certain extraordinary actions by Telesat and its subsidiaries. In addition, after either of these events, PSP will have certain rights to enable it to exit from its investment in Telesat, including a right to cause Telesat to conduct an initial public offering in which PSP’s shares would be the first shares offered or, if no such offering has occurred within one year due to a lack of cooperation from Loral or Telesat, to cause the sale of Telesat and to drag along the other shareholders in such sale, subject to Loral’s right to call PSP’s shares at fair market value.
The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP and four independent directors to be selected by a nominating committee comprised of one PSP nominee, one nominee of Loral and one of the independent directors then in office. Each party to the Shareholders Agreement is obligated to vote all of its Telesat shares for the election of the directors nominated by the nominating committee. Pursuant to action by the board of directors taken on October 31, 2007, Dr. Rachesky, who is non-executive Chairman of the Board of Directors of Loral, was appointed non-executive Chairman of the board of directors of Telesat. In addition, Michael B. Targoff, Loral’s Vice Chairman, serves on the board of directors of Telesat.
Consulting Services Agreement.   On October 31, 2007, Loral and Telesat entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provides to Telesat certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat as part of the Telesat transaction as well as with respect to certain aspects of the satellite communications business of Telesat. The Consulting Agreement has a term of seven-years with an automatic renewal for an additional seven-year term if Loral is not then in material default under the Shareholders Agreement. Upon expiration of the initial term on October 31, 2014, the Consulting Agreement was automatically renewed for the additional seven-year term which expires on October 31, 2021. In exchange for Loral’s services under the Consulting Agreement, Telesat pays Loral an annual fee of $5.0 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. Our general and administrative expenses for each of the years ended December 31, 2020 and 2019, are net of income of $5.0 million related to the Consulting Agreement. Loral received payments in cash from Telesat, net of withholding taxes, of $4.8 million for each of the years ended December 31, 2020 and 2019.
Tax Indemnification.   In connection with the acquisition of our ownership interest in Telesat in 2007, Loral retained the benefit of tax recoveries related to the transferred assets and indemnified Telesat (“Telesat Indemnification”) for certain liabilities, including Loral Skynet’s tax liabilities arising prior to January 1, 2007. The Telesat Indemnification includes certain tax disputes currently under review in various jurisdictions including Brazil. The Brazilian tax authorities challenged Loral Skynet’s historical characterization of its revenue generated in Brazil for the years 2003 to 2006. Telesat received and challenged, on Loral Skynet’s behalf, tax assessments from Brazil totaling approximately $0.7 million. The Company believes that Loral Skynet’s filing position will ultimately be sustained requiring no payment under the Telesat Indemnification. There can be no assurance that there will be no future claims under the Telesat Indemnification related to tax disputes.

Administrative Fee.   Loral’s employees and retirees participate in certain welfare plans sponsored or managed by Telesat. Loral pays Telesat an annual administrative fee of $0.1 million and reimburses Telesat for the plan costs attributable to Loral participants.
Grant Agreements.   Loral, along with Telesat, PSP and 4440480 Canada Inc., an indirect wholly-owned subsidiary of Loral (the “Special Purchaser”), entered into stock option grant agreements (the “Stock Option Grant Agreements”) and a restricted stock unit grant agreement (the “RSU Grant Agreement,” and, together with the Stock Option Grant Agreements, the “Grant Agreements”) with respect to shares in Telesat with certain executives of Telesat (each, a “Participant” and collectively, the “Participants”). Each of the Participants is or was, at the time, an executive of Telesat. The Stock Option Grant Agreements document grants to the Participants of Telesat stock options (including tandem SAR rights) and provide for certain rights, obligations and restrictions related to such stock options, which include, among other things: (w) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the Stock Option Grant Agreements; and (x) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of a Participant’s termination of employment; and, in the case of certain executives, (y) the right of each such Participant to require the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him in the event of exercise after termination of employment to cover taxes that are greater than the minimum withholding amount; and (z) the right of each such Participant to require Telesat to cause the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him, or that are issuable to him under Telesat’s Management Stock Incentive Plan at the relevant time, in the event that more than 90% of Loral’s common stock is acquired by an unaffiliated third party that does not also purchase all of PSP’s and its affiliates’ interest in Telesat.
The RSU Grant Agreement documents a grant to the Participant of restricted stock units with respect to shares in Telesat and provides for certain rights, obligations and restrictions related to such restricted stock units, which include, among other things: (x) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the RSU Grant Agreement; and (y) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of the termination of the Participant’s employment.
The Grant Agreements further provide that, in the event the Special Purchaser is required to purchase shares, such shares, together with the obligation to pay for such shares, shall be transferred to a subsidiary of the Special Purchaser, which subsidiary shall be wound up into Telesat, with Telesat agreeing to the acquisition of such subsidiary by Telesat from the Special Purchaser for nominal consideration and with the purchase price for the shares being paid by Telesat within ten (10) business days after completion of the winding-up of such subsidiary into Telesat.
Other
We own 56% of XTAR, a joint venture between Loral and Hisdesat and account for our investment in XTAR under the equity method of accounting. On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship (see Note 5). As part of the restructuring, XTAR and Loral terminated the Loral Management Agreement pursuant to which Loral provided general and specific services of a technical, financial and administrative nature to XTAR. For the services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee equal to 3.7% of XTAR’s quarterly gross revenues. As of December 31, 2019, amounts due to Loral, primarily due to the Loral Management Agreement, were $6.7 million, and we had an allowance of $6.6 million against these receivables. On July 2, 2020, Loral received from XTAR $5.9 million in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement. As of December 31, 2020, Loral had a $0.1 million receivable from XTAR.

Consulting Agreement
On December 14, 2012, Loral entered into a consulting agreement with Michael B. Targoff, Vice Chairman of the Company and former Chief Executive Officer and President. Pursuant to this agreement, Mr. Targoff is engaged as a part-time consultant to the Board to assist the Board with respect to the oversight of strategic matters relating to Telesat and XTAR. Under the agreement, Mr. Targoff receives consulting fees of $120,000 per month and reimburses the Company for certain expenses. For each of the years ended December 31, 2020 and 2019, Mr. Targoff earned $1,440,000 in consulting fees and reimbursed Loral net expenses of $45,000.

SCHEDULE II
LORAL SPACE & COMMUNICATIONS INC.
VALUATION AND QUALIFYING ACCOUNTS
For the Year Ended December 31, 2020 and 2019
(In thousands)
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions from Allowance	Balance at End of Period
Year ended December 31, 2019
Allowance for affiliate receivables	$6,692	$—	$—	$—	$6,692
Deferred tax valuation allowance	$128,365	$118	$—	$—	$128,483
Year ended December 31, 2020
Allowance for affiliate receivables	$6,692	$—	$—	$(6,552)(1)	$140
Deferred tax valuation allowance	$128,483	$(69)	$—	$—	$128,414

(1)
Deductions from allowance for affiliate receivables reflects $5,854 receivable collected and $698 receivable write-off during the year.

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$259,067	$256,947
Income tax refund receivable	576	3,903
Other current assets	1,322	3,232
Total current assets	260,965	264,082
Right-of-use asset	988	—
Income tax refund receivable, non-current	387	774
Investments in affiliates	90,184	24,574
Deferred tax assets	37,945	40,520
Other assets	341	350
Total assets	$390,810	$330,300
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued employment costs	$2,611	$2,573
Other current liabilities	2,883	1,495
Total current liabilities	5,494	4,068
Pension and other post-retirement liabilities	17,447	15,167
Other liabilities	17,842	13,499
Total liabilities	40,783	32,734
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common Stock:
Voting common stock, $0.01 par value; 50,000,000 shares authorized, 21,581,572 issued	216	216
Non-voting common stock, $0.01 par value; 20,000,000 shares authorized, 9,505,673 issued and outstanding	95	95
Paid-in capital	1,019,988	1,019,988
Treasury stock (at cost), 154,494 shares of voting common stock	(9,592)	(9,592)
Accumulated deficit	(605,766)	(695,521)
Accumulated other comprehensive loss	(54,914)	(17,620)
Total shareholders’ equity	350,027	297,566
Total liabilities and shareholders’ equity	$390,810	$330,300
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
	Year Ended December 31,
	2019	2018
General and administrative expenses	$(6,612)	$(6,534)
Operating loss	(6,612)	(6,534)
Interest and investment income	5,727	4,746
Interest expense	(24)	(26)
Other expense	(4,586)	(3,445)
Loss from continuing operations before income taxes and equity in net income (loss) of affiliates	(5,495)	(5,259)
Income tax (provision) benefit	(6,153)	39,348
(Loss) income from continuing operations before equity in net income (loss) of affiliates	(11,648)	34,089
Equity in net income (loss) of affiliates	101,403	(24,412)
Income from continuing operations	89,755	9,677
Loss from discontinued operations, net of tax	—	(63)
Net income	$89,755	$9,614
Net income per share:
Basic
Income from continuing operations	$2.9	$0.31
Loss from discontinued operations, net of tax	—	—
Net income	$2.9	$0.31
Diluted
Income from continuing operations	$2.88	$0.31
Loss from discontinued operations, net of tax	—	—
Net income	$2.88	$0.31
Weighted average common shares outstanding:
Basic	30,933	30,933
Diluted	31,008	31,008
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
	Year Ended December 31,
	2019	2018
Net income	$89,755	$9,614
Other comprehensive (loss) income, net of tax:
Pension and other post-retirement benefits	(1,511)	1,798
Proportionate share of Telesat other comprehensive (loss) income	(35,783)	22,033
Other comprehensive (loss) income, net of tax	(37,294)	23,831
Comprehensive income	$52,461	$33,445
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands, except per share amounts)
	Common Stock				Paid-In Capital	Treasury Stock Voting		Accumulated Deficit	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Voting		Non-Voting
	Shares Issued	Amount	Shares Issued	Amount		Shares	Amount
Balance, January 1, 2018	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(682,831)	$(37,278)	$290,598
Net income								9,614
Other comprehensive income									23,831
Comprehensive income										33,445
Tax Cuts and Jobs Act, reclassification tax effect								4,173	(4,173)	—
Cumulative effect adjustment attributable to investment in Telesat								(26,477)		(26,477)
Balance, December 31, 2018	21,582	216	9,506	95	1,019,988	154	(9,592)	(695,521)	(17,620)	297,566
Net income								89,755	—	—
Other comprehensive loss									(37,294)
Comprehensive income										52,461
Balance, December 31, 2019	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(605,766)	$(54,914)	$350,027
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2019	2018
Operating activities:
Net income	$89,755	$9,614
Loss from discontinued operations, net of tax	—	63
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash operating items (Note 2)	(97,384)	34,539
Changes in operating assets and liabilities:
Other current assets	98	(133)
Accrued employment costs and other current liabilities	93	184
Income taxes payable and receivable	4,387	7,978
Pension and other post-retirement liabilities	(633)	(2,411)
Other liabilities	3,998	(47,976)
Net cash provided by operating activities – continuing operations	314	1,858
Net cash provided by (used in) operating activities – discontinued operations	1,812	(46)
Net cash provided by operating activities	2,126	1,812
Investing activities:
Capital expenditures	(6)	(4)
Net cash used in investing activities – continuing operations	(6)	(4)
Net cash used in investing activities – discontinued operations	—	—
Net cash used in investing activities	(6)	(4)
Cash, cash equivalents and restricted cash – period increase	2,120	1,808
Cash, cash equivalents and restricted cash – beginning of year	257,251	255,443
Cash, cash equivalents and restricted cash – end of year	$259,371	$257,251
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Organization and Principal Business
Loral Space & Communications Inc., together with its subsidiaries (“Loral,” the “Company,” “we,” “our” and “us”) is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat Canada (“Telesat”), a leading global satellite operator. Loral holds a 62.7% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our ownership interest in Telesat (see Note 5).
Telesat owns and leases a satellite fleet that operates in geostationary earth orbit approximately 22,000 miles above the equator. In this orbit, satellites remain in a fixed position relative to points on the earth’s surface and provide reliable, high-bandwidth services anywhere in their coverage areas, serving as the backbone for many forms of telecommunications. Telesat is also developing a global constellation of low earth orbit (“LEO”) satellites. LEO satellites operate in a circular orbit around the earth with an altitude typically between 500 and 870 miles. Unlike geostationary orbit satellites that operate in a fixed orbital location above the equator, LEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over geostationary orbit satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with, or potentially better than, terrestrial services.
2.   Basis of Presentation
The consolidated financial statements include the results of Loral and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated.
Investments in Affiliates
Our ownership interest in Telesat is accounted for using the equity method of accounting under U.S. GAAP. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP. Income and losses of Telesat are recorded based on our economic interest. The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned Space Systems/Loral, LLC (formerly known as Space Systems/Loral, Inc.) (“SSL”) and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets. Non-refundable cash distributions received from Telesat in excess of our initial investment and our share of cumulative equity in comprehensive income of Telesat, net of cash distributions received in prior periods, are recorded as equity in net income of Telesat (“Excess Cash Distribution”) since we have no obligation to provide future financial support to Telesat. After receiving an Excess Cash Distribution, we do not record additional equity in net income of Telesat until our share of Telesat’s future net income exceeds the Excess Cash Distribution. Equity in losses of affiliates is not recognized after the carrying value of an investment, including advances and loans, has been reduced to zero, unless guarantees or other funding obligations exist. We had no guarantees or other funding obligations for our equity method investments as of December 31, 2019 and 2018. We use the nature of distribution approach to classify distributions from equity method investments on the statements of cash flows. The Company monitors its equity method investments for factors indicating other-than-temporary impairment. An impairment loss is recognized when there has been a loss in value of the affiliate that is other-than-temporary.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of income (loss) reported for the period. Actual results could materially differ from estimates.
Significant estimates also included the allowances for doubtful accounts, income taxes, including the valuation of deferred tax assets, the fair value of liabilities indemnified, the dilutive effect of Telesat stock options (see Note 10) and our pension liabilities.
Cash, Cash Equivalents and Restricted Cash
As of December 31, 2019, the Company had $259.1 million of cash and cash equivalents. Cash and cash equivalents include liquid investments, primarily money market funds, with maturities of less than 90 days at the time of purchase. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date.
As of December 31, 2019 and December 31, 2018, the Company had restricted cash of $0.3 million, representing the amount pledged as collateral to the issuer of a standby letter of credit (the “LC”). The LC, which expires in August 2021, has been provided as a guaranty to the lessor of our corporate offices.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet to the consolidated statement of cash flows (in thousands):
	December 31,
	2019	2018
Cash and cash equivalents	$259,067	$256,947
Restricted cash included in other assets	304	304
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$259,371	$257,251
Concentration of Credit Risk
Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and receivables. Our cash and cash equivalents are maintained with high-credit-quality financial institutions. As of December 31, 2019 and December 31, 2018, our cash and cash equivalents were invested primarily in several liquid Prime and Government AAA money market funds. Such funds are not insured by the Federal Deposit Insurance Corporation. The dispersion across funds reduces the exposure of a default at any one fund. As a result, management believes that its potential credit risks are minimal.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:
Level 1:
Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.

Level 2:
Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:
Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring or non-recurring basis (in thousands):
	December 31, 2019			December 31, 2018,
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents:
Money market funds	$256,915	$—	$—	$254,552	$—	$—
Other current assets:
Indemnification – Sale of SSL	$—	$—	$598	$—	$—	$2,410
Liabilities
Long term liabilities
Indemnification – Globalstar do Brasil S.A.	$—	$—	$145	$—	$—	$184
The carrying amount of cash equivalents approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of December 31, 2019 and December 31, 2018.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.
The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated remaining liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A. (“GdB”), originally determined using expected value analysis, is net of payments since inception.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

Income Taxes
Loral and its subsidiaries are subject to U.S. federal, state and local income taxation on their worldwide income and foreign taxation on certain income from sources outside the United States. Telesat is subject to tax in Canada and other jurisdictions, and Loral will provide in each period any additional U.S. current and deferred tax required on actual or deemed distributions from Telesat, including Global Intangible Low Taxed Income (“GILTI”). Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized.
The tax benefit of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns is recognized only if it is “more likely than not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.
Earnings per Share
Basic earnings per share are computed based upon the weighted average number of shares of voting and non-voting common stock outstanding during each period. Shares of non-voting common stock are in all respects identical to and treated equally with shares of voting common stock except for the absence of voting rights (other than as provided in Loral’s Amended and Restated Certificate of Incorporation which was ratified by Loral’s stockholders on May 19, 2009). Diluted earnings per share are based on the weighted average number of shares of voting and non-voting common stock outstanding during each period, adjusted for the effect of unvested or unconverted restricted stock units. For diluted earnings per share, earnings are adjusted for the dilutive effect of Telesat stock options and restricted share units.
Additional Cash Flow Information
The following represents non-cash activities and supplemental information to the consolidated statements of cash flows (in thousands):
	Year Ended December 31,
	2019	2018
Non-cash operating items
Equity in net (income) loss of affiliates	$(101,403)	$24,412
Deferred taxes	2,987	9,030
Depreciation	15	26
Right-of-use asset, net of lease liability	9	—
Amortization of prior service credit and actuarial loss	1,008	1,071
Net non-cash operating items – continuing operations	$(97,384)	$34,539
Supplemental information:
Interest paid – continuing operations	$24	$26
Income tax refunds	$5,547	$8,619
Income tax payments	$288	$264
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General

(Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans. The amendments in ASU No. 2018-14 remove certain disclosures that are no longer considered cost beneficial, clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant to improve effectiveness of disclosures related to employer sponsored defined benefit or other postretirement plans. The new guidance is effective for the Company on January 1, 2021, with earlier application permitted in any interim or annual period. The amendments in this ASU are applied on a retrospective basis to all periods presented. The Company early adopted the new guidance in the fourth quarter of 2018 by providing the required additional disclosures for all periods presented (see Note 11).
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 eliminates, amends, and adds disclosure requirements to improve the effectiveness of fair value measurement disclosures. While certain amendments are to be applied prospectively, all other amendments are to be applied retrospectively to all periods presented. The new guidance is effective for the Company on January 1, 2020, with earlier application permitted. We will adopt the new guidance in the first quarter of 2020. While we continue to assess the potential impact of the new guidance, we do not expect it to have a material effect on our consolidated financial statements.
In February 2016, the FASB amended the Accounting Standards Codification (“ASC”) by creating ASC Topic 842, Leases (“ASC 842”). ASC Topic 842 requires a lessee to record a right-of-use asset and a lease liability for all leases with a lease term greater than 12 months. The main difference between previous U.S. GAAP and ASC Topic 842 is the recognition under ASC 842 of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new guidance was effective for the Company on January 1, 2019. We adopted ASC 842 in the first quarter of 2019 utilizing the modified retrospective method with a practical expedient through a cumulative-effect adjustment at the beginning of the first quarter of 2019. As a result, on January 1, 2019, we recognized a right-of-use asset and lease liability for an operating lease of approximately $0.3 million on our consolidated balance sheet.
3.   Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss, net of tax, are as follows (in thousands):
	Pension and Other Post- retirement Benefits	Equity in Telesat- related Other Comprehensive Loss	Accumulated Other Comprehensive Loss
Balance, January 1, 2018	$(16,454)	$(20,824)	$(37,278)
Other comprehensive income before reclassification	953	22,033	22,986
Amounts reclassified from accumulated other comprehensive loss	845	—	845
Net current-period other comprehensive income	1,798	22,033	23,831
Tax Cuts and Jobs Act, reclassification of tax effect from accumulated other comprehensive loss to accumulated deficit	—	(4,173)	(4,173)
Balance, December 31, 2018	(14,656)	(2,964)	(17,620)
Other comprehensive loss before reclassification:
Prior periods (see Note 5)	—	(22,050)	(22,050)
Current period	(2,307)	(13,733)	(16,040)
Other comprehensive loss before reclassification	(2,307)	(35,783)	(38,090)
Amounts reclassified from accumulated other comprehensive loss	796	—	796
Net current-period other comprehensive loss	(1,511)	(35,783)	(37,294)
Balance, December 31, 2019	$(16,167)	$(38,747)	$(54,914)

The components of other comprehensive (loss) income and related tax effects are as follows (in thousands):
	Before-Tax Amount	Tax Benefit (Provision)	Net-of-Tax Amount
Year ended December 31, 2019
Pension and other post-retirement benefits:
Net actuarial loss and prior service credits	$(2,921)	$614	$(2,307)
Amortization of prior service credits and net actuarial loss	1,008(a)	(212)	796
Pension and other post-retirement benefits:	(1,913)	402	(1,511)
Equity in Telesat-related other comprehensive loss:
Prior periods (See Note 5)	(22,056)	6	(22,050)
Current period	(13,737)	4	(13,733)
Equity in Telesat-related other comprehensive loss	(35,793)	10(b)	(35,783)
Other comprehensive loss	$(37,706)	$412	$(37,294)
Year ended December 31, 2018
Pension and other post-retirement benefits:
Net actuarial gain and prior service credits	$1,208	$(255)	$953
Amortization of prior service credits and net actuarial loss	1,071(a)	(226)	845
Pension and other post-retirement benefits:	2,279	(481)	1,798
Equity in Telesat-related other comprehensive income	22,033	—(b)	22,033
Other comprehensive income	$24,312	$(481)	$23,831

(a)
Reclassifications are included in other expenses.

(b)
See Note 7, Income Taxes

4.   Other Current Assets
Other current assets consist of (in thousands):
	December 31,
	2019	2018
Indemnification receivable from SSL for pre-closing taxes (see Note 13)	$598	$2,410
Due from affiliates	186	161
Prepaid expenses	164	151
Other	374	510
	$1,322	$3,232
5.   Investments in Affiliates
Investments in affiliates consist of (in thousands):
	December 31,
	2019	2018
Telesat	$90,184	$24,574

Equity in net income (loss) of affiliates consists of (in thousands):
	Year Ended December 31,
	2019	2018
Telesat	$101,403	$(24,412)
Telesat
As of December 31, 2019, we held a 62.7% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our majority economic interest in Telesat because we own 32.6% of the voting stock and do not exercise control by other means to satisfy the U.S. GAAP requirement for treatment as a consolidated subsidiary. We have also concluded that Telesat is not a variable interest entity for which we are the primary beneficiary. Loral’s equity in net income or loss of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. Our proportionate share of Telesat’s net income or loss is based on our economic interest as our holdings consist of common stock and non-voting participating preferred shares that have all the rights of common stock with respect to dividends, return of capital and surplus distributions, but have no voting rights.
In addition to recording our share of equity in net income (loss) of Telesat, we also recorded our share of equity in other comprehensive (loss) income of Telesat of $(35.8) million and $22.0 million for the years ended December 31, 2019 and 2018, respectively.
In the third quarter of 2019, we recorded an out-of-period correction to decrease our investment in Telesat and increase other comprehensive loss by $22.1 million. This non-cash adjustment was made to record the cumulative translation adjustment on our investment in Telesat from November 2007, when we first acquired our ownership interest in Telesat, to December 31, 2018. The adjustment resulted from translating our share of Telesat’s equity from Canadian dollars to U.S. dollars at historical foreign exchange rates in accordance with ASC 830, Foreign Currency Matters, as required by ASC 323, Investments — Equity Method and Joint Ventures. Previously, we translated our share of Telesat’s equity from Canadian dollars to U.S. dollars at current foreign exchange rates at each balance sheet date. This adjustment had no effect on our equity in net income (loss) of Telesat for any current or prior reporting period. The Company has not revised its financial statements for prior periods for this adjustment based on its belief that the effect of such adjustment is not material to the financial statements taken as a whole.
On January 1, 2019, Telesat adopted ASC 842, Leases, for its U.S. GAAP reporting which we use to record our equity income in Telesat. Telesat adopted the new guidance using the modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. As a result, on January 1, 2019, Telesat recognized a right-of-use asset of $19.6 million and lease liability of $20.0 million on its consolidated balance sheet. Comparative summary financial information of Telesat presented below has not been restated and continues to be reported under the accounting standards in effect for those periods presented.
On January 1, 2018, Telesat adopted ASC 606, Revenue from Contracts with Customers, for its U.S. GAAP reporting which we use to record our equity income in Telesat. Telesat adopted the new standard using the modified retrospective approach with a cumulative effect adjustment to reduce Telesat’s retained earnings by $42.2 million. As a result, we recorded our share of the cumulative effect adjustment by reducing our investment in Telesat by $26.5 million and increasing our accumulated deficit by $26.5 million.
On January 1, 2018, Telesat adopted ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Costs, for its U.S. GAAP reporting. Adoption of the new guidance did not affect Telesat’s previously reported financial position or net income.
On October 11, 2019, Telesat issued $550.0 million of 6.5% senior notes maturing in October 2027. The 6.5% senior notes are effectively subordinated to Telesat’s secured indebtedness, including the obligations under its senior secured credit facilities and its 4.875% senior secured notes.
On October 11, 2019, Telesat used the net proceeds from the 6.5% senior notes offering together with available cash on hand to redeem its $500 million 8.875% senior notes due November 15, 2024 by repaying all outstanding amounts, including principal, redemption premium and discounted interest to November 15, 2019.

On December 6, 2019, Telesat entered into amended senior secured credit facilities which provide for term loan borrowings of $1,908.5 million which mature in December 2026 and revolving credit facilities of up to $200 million (or Canadian dollar equivalent) which mature in December 2024. Telesat also issued, through a private placement, $400 million of 4.875% senior secured notes which mature in June 2027.
On December 6, 2019, Telesat repaid all outstanding amounts, including related fees and expenses, under its former senior secured credit facilities.
In March 2018, Telesat made a $50 million voluntary payment on the U.S. TLB Facility.
In April 2018, Telesat amended the former senior secured credit facilities, resulting in a reduction of the margin on the U.S. TLB Facility to 2.5% from 3.0%.
The ability of Telesat to pay dividends or certain other restricted payments in cash to Loral is governed by applicable covenants in Telesat’s debt and shareholder agreements. Telesat’s credit agreement governing its senior secured credit facilities limits, among other items, Telesat’s ability to incur debt and make dividend payments if the total leverage ratio (“Total Leverage Ratio”) is above 4.50:1.00, with certain exceptions. As of December 31, 2019, Telesat’s Total Leverage Ratio was 4.63:1.00. Telesat is, however, permitted to pay annual consulting fees of $5 million to Loral in cash (see Note 14).
The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities is proportionately eliminated in determining our share of the net income or losses of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned SSL and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
The following table presents summary financial data for Telesat in accordance with U.S. GAAP, for the years ended December 31, 2019 and 2018 and as of December 31, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Statement of Operations Data:
Revenues	$687,868	$699,596
Operating expenses	(129,770)	(137,400)
Depreciation, amortization and stock-based compensation	(212,282)	(205,451)
Other operating (expense) income	(649)	576
Operating income	345,167	357,321
Interest expense	(186,394)	(176,873)
Loss on refinancing	(86,166)	—
Foreign exchange gain (loss)	122,002	(203,005)
(Loss) gain on financial instruments	(42,039)	15,795
Other income	16,360	11,335
Income tax provision	(12,741)	(45,423)
Net income (loss)	$156,189	$(40,850)
	December 31,
	2019	2018
Balance Sheet Data:
Current assets	$877,294	$628,125
Total assets	4,130,337	3,942,847

	December 31,
	2019	2018
Current liabilities	124,217	139,401
Long-term debt, including current portion	2,836,700	2,764,599
Total liabilities	3,504,594	3,474,504
Shareholders’ equity	625,743	468,343
Other
We own 56% of XTAR, a joint venture between us and Hisdesat Servicios Estrategicos, S.A. (“Hisdesat”) of Spain. We account for our ownership interest in XTAR under the equity method of accounting because we do not control certain of its significant operating decisions. We have also concluded that XTAR is not a variable interest entity for which we are the primary beneficiary. As of December 31, 2019 and 2018, the carrying value of our investment in XTAR was zero. Beginning January 1, 2016, we discontinued providing for our allocated share of XTAR’s net losses as our investment was reduced to zero and we have no commitment to provide further financial support to XTAR.
XTAR owns and operates an X-band satellite, XTAR-EUR, located at 29° E.L., which is designed to provide X-band communications services exclusively to United States, Spanish and allied government users throughout the satellite’s coverage area, including Europe, the Middle East and Asia. XTAR also leases 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L., owned by Hisdesat. These transponders, designated as XTAR-LANT, provide capacity to XTAR for additional X-band services and greater coverage and flexibility.
As of December 31, 2019 and 2018, the Company also held an indirect ownership interest in a foreign company that currently serves as the exclusive service provider for Globalstar service in Mexico. The Company accounts for this ownership interest using the equity method of accounting. As of December 31, 2019 and 2018, the carrying value of this investment was zero. Loral has written-off its investment in this company and has no future funding requirements relating to this investment. Accordingly, there is no requirement for us to provide for our allocated share of this company’s net losses. This company is currently in the process of dissolution and liquidation in Mexico, and Loral believes that it will not have any liability associated with this company upon completion of this process.
6.   Other Current Liabilities
Other current liabilities consists of (in thousands):
	December 31,
	2019	2018
Operating lease liability	652	—
Due to affiliate	$5	$164
Accrued professional fees	1,419	1,206
Pension and other post-retirement liabilities	77	69
Income taxes payable	673	—
Accrued liabilities	57	56
	$2,883	$1,495
7.   Income Taxes
The following summarizes our income tax (provision) benefit (in thousands):

	Year Ended December 31,
	2019	2018
Current:
U.S. federal	$(2,918)	$47,761
State and local	2	867
Foreign	(250)	(250)
Total current	(3,166)	48,378
Deferred:
U.S. federal	(2,990)	(9,036)
State and local	3	6
Total deferred	(2,987)	(9,030)
Total income tax (provision) benefit	$(6,153)	$39,348
Our current income tax (provision) benefit includes an (increase) decrease to our liability for UTPs for (in thousands):
	Year Ended December 31,
	2019	2018
Unrecognized tax benefits	$(2,467)	$41,115
Interest expense	(1,570)	6,752
Total	$(4,037)	$47,867
The deferred income tax provision for each period includes the impact of equity in net income (loss) of affiliates in our consolidated statement of operations and the periodic effect of our accounting for GILTI. After utilization of our net operating loss (“NOL”) carryforward and allowable tax credits, there was no federal income tax on GILTI from Telesat.
For 2018, the statute of limitations for the assessment of additional tax expired with regard to certain of our federal UTPs. As a result, the reduction to our liability for UTPs provided a current tax benefit including the reversal of previously recognized interest, partially offset by an additional provision for the potential payment of interest on our remaining UTPs.
Public Law 117-97, known as the “Tax Cuts and Jobs,” Act made broad and complex changes to the U.S tax code first effective in 2018 including, but not limited to, (1) eliminating U.S federal income taxes on dividends from certain foreign investments, such as Telesat; (2) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations, including Telesat, as part of GILTI; (3) limiting the use of foreign tax credits (“FTCs”) to reduce U.S. federal tax liability; (4) creating the base erosion anti-abuse tax, a new minimum tax; (5) creating a new limit on deductible interest expense; and (6) changing the rules related to the use of NOL carryforwards created in tax years beginning after December 31, 2017. During 2018, in accordance with SAB 118, we recognized the income tax effects of additional regulatory guidance issued by the U.S. Treasury and Internal Revenue Service on various provisions of the Tax Cuts and Jobs Act. Based upon our interpretation of this guidance, we determined that, after the utilization of allowable tax credits, federal income tax imposed on the future recognition of GILTI from Telesat will be zero. Since we anticipate that our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets are valued at zero. Therefore, as of December 31, 2018, we reduced deferred tax assets by $1.5 million with a corresponding increase to our deferred income tax provision.
In addition to the income tax (provision) benefit presented above, we also recorded the following items (in thousands):

	Year Ended December 31,
	2019	2018
Tax benefit on loss from discontinued operations	$—	$16
Deferred tax benefit (provision) for adjustments in other comprehensive loss (see Note 3)	412	(481)
The (provision) benefit for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate on the loss from continuing operations before income taxes and equity in net income (loss) of affiliates because of the effect of the following items (dollars in thousands):
	Year Ended December 31,
	2019	2018
U.S. Statutory Federal Corporate Income Tax Rate	21%	21%
Tax benefit	$1,154	$1,104
Permanent adjustments which change statutory amounts:
State and local income taxes, net of federal income tax	107	666
Equity in net income (loss) of affiliates	(5,055)	(6,241)
Federal (provision) benefit for unrecognized tax benefits	(1,226)	46,534
Nondeductible expenses	(695)	(957)
Change in valuation allowance	(118)	(4,329)
Income tax credits	—	4,554
Foreign income taxes	(250)	(250)
Effect of U.S. tax law changes	—	(1,542)
Other, net	(70)	(191)
Total income tax (provision) benefit	$(6,153)	$39,348
The following table summarizes the activity related to our unrecognized tax benefits (in thousands):
	Year Ended December 31,
	2019	2018
Balance at January 1	$43,055	$70,410
Decreases as a result of statute expirations	(18)	(27,355)
Balance at December 31	$43,037	$43,055
8.   Other Liabilities
Other liabilities consists of (in thousands):
	December 31,
	2019	2018
Operating lease liability	$345	$—
Indemnification liabilities – other (see Note 13)	145	184
Liabilities for uncertain tax positions	17,352	13,315
	$17,842	$13,499
9.   Stock-Based Compensation
Stock Plans
The Loral amended and restated 2005 stock incentive plan (the “Stock Incentive Plan”) which allowed for the grant of several forms of stock-based compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards, had a ten-year term and has expired. The Company granted 75,262 restricted stock units under the Stock Incentive Plan that do not expire and remained unconverted as of December 31, 2019 and December 31, 2018. As of December 31, 2019, there is no unrecognized compensation cost related to non-vested awards.
10. Earnings Per Share
Telesat has awarded employee stock options, which, if exercised, would result in dilution of Loral’s ownership interest in Telesat to approximately 62.3%. The following table presents the dilutive impact of Telesat stock options on Loral’s reported income from continuing operations for the purpose of computing diluted earnings per share (in thousands):
	Year Ended December 31,
	2019	2018
Income from continuing operations – basic	$89,755	$9,677
Less: Adjustment for dilutive effect of Telesat stock options	(528)	—
Income from continuing operations – diluted	$89,227	$9,677
Telesat stock options are excluded from the calculation of diluted loss per share for the year ended December 31, 2018 as the effect would be antidilutive.
Basic earnings per share is computed based upon the weighted average number of shares of voting and non-voting common stock outstanding. The following is the computation of common shares outstanding for diluted earnings per share (in thousands):
	Year Ended December 31,
	2019	2018
Weighted average common shares outstanding	30,933	30,933
Unconverted restricted stock units	75	75
Common shares outstanding for diluted earnings per share	31,008	31,008
11.   Pensions and Other Employee Benefit Plans
Pensions
We maintain a qualified defined benefit pension plan to which members may contribute in order to receive enhanced pension benefits. Employees hired after June 30, 2006 do not participate in the defined benefit pension plan, but participate in our defined contribution savings plan with an additional Company contribution. Benefits are based primarily on members’ compensation and/or years of service. Our funding policy is to fund the qualified pension plan in accordance with the Internal Revenue Code and regulations thereon. Plan assets are generally invested in equity, fixed income and real asset investments. Pension plan assets are managed primarily by Russell Investment Corp. (“Russell”), which allocates the assets into funds as we direct.
Other Benefits
In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. For the years ended December 31, 2019 and 2018 certain of these benefits were provided through plans sponsored or managed by Telesat. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for our pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions. Medical coverage for retired employees and dependents ends when the retiree reaches age 65.
Funded Status
The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for 2019 and 2018, and a statement of the funded status as of December 31, 2019 and 2018. We use a December 31 measurement date for the pension plan and other post-retirement benefits (in thousands).

	Pension Benefits		Other Benefits
	Year Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Reconciliation of benefit obligation:
Obligation at beginning of period	$49,020	$53,976	$479	$519
Service cost	722	715	—	1
Interest cost	2,018	1,855	21	18
Participant contributions	25	27	—	15
Actuarial loss (gain)	5,256	(5,725)	30	(36)
Benefit payments	(1,882)	(1,828)	(19)	(38)
Obligation at December 31,	55,159	49,020	511	479
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of period	34,263	35,640	—	—
Actual return on plan assets	4,798	(1,925)	—	—
Employer contributions	942	2,349	19	23
Participant contributions	25	27	—	15
Benefit payments	(1,882)	(1,828)	(19)	(38)
Fair value of plan assets at December 31,	38,146	34,263	—	—
Funded status at end of period	$(17,013)	$(14,757)	$(511)	$(479)
The benefit obligations for pensions and other employee benefits exceeded the fair value of plan assets by $17.5 million at December 31, 2019 (the “unfunded benefit obligations”). The unfunded benefit obligations were measured using a discount rate of 3.25% and 4.25% at December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, the actuarial loss component of the change in benefit obligation of $5.3 million for the pension plan comprises $6.7 million attributable to the change in the discount rate partially offset by $1.4 million attributable to other factors. For the year ended December 31, 2018, the actuarial gain component of the change in benefit obligation of $5.7 million for the pension plan comprises $5.1 million attributable to the change in the discount rate and $0.6 million attributable to other factors. Lowering the discount rate by 0.5% would have increased the unfunded benefit obligations for pension and other post-retirement benefits by approximately $3.7 million and $3.4 million as of December 31, 2019 and 2018, respectively. Market conditions and interest rates will significantly affect future assets and liabilities of Loral’s pension plan and other post-retirement benefits.
The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2019 and 2018 consist of (in thousands):
	Pension Benefits		Other Benefits
	December 31,		December 31,
	2019	2018	2019	2018
Actuarial loss	$(18,613)	$(16,728)	$(32)	$(4)
The amounts recognized in other comprehensive (loss) income during the years ended December 31, 2019 and 2018 consist of (in thousands):
	Year Ended December 31,
	2019		2018
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Actuarial (loss) gain during the period	$(2,891)	$(30)	$1,172	$36
Amortization of actuarial loss	1,006	2	1,041	8
Amortization of prior service cost	—	—	—	22
Total recognized in other comprehensive (loss) income	$(1,885)	$(28)	$2,213	$66

Amounts recognized in the balance sheet consist of (in thousands):
	Pension Benefits		Other Benefits
	December 31,		December 31,
	2019	2018	2019	2018
Current Liabilities	$—	$—	$77	$69
Long-Term Liabilities	17,013	14,757	434	410
	$17,013	$14,757	$511	$479
The accumulated pension benefit obligation was $54.2 million and $48.2 million at December 31, 2019 and 2018, respectively.
During 2019, we contributed $0.9 million to the qualified pension plan and our contributions for the other employee post-retirement benefits were not significant. During 2020, based on current estimates, we expect our contributions to the qualified pension plan will be approximately $2.7 million. We expect that our funding of other employee post-retirement benefits during 2020 will not be significant.
The following table provides the components of net periodic cost included in income from continuing operations for the plans for the years ended December 31, 2019 and 2018 (in thousands):
	Pension Benefits		Other Benefits
	Year Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Service cost(1)	$722	$715	$—	$1
Interest cost(2)	2,018	1,855	21	18
Expected return on plan assets(2)	(2,432)	(2,628)	—	—
Amortization of prior service cost(2)	—	—	—	22
Amortization of net actuarial loss(2)	1,006	1,041	2	8
Net periodic cost	$1,314	$983	$23	$49

(1)
Included in general and administrative expenses.

(2)
Included in other expense.

Assumptions
Assumptions used to determine net periodic cost:
	Year Ended December 31,
	2019	2018
Discount rate	4.25%	3.50%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	4.25%	4.25%
Assumptions used to determine the benefit obligation:
	December 31,
	2019	2018
Discount rate	3.25%	4.25%
Rate of compensation increase	4.25%	4.25%
The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans and the fact that the plan assets are actively managed to mitigate risk. Our expected long-term rate of return on plan assets for 2020 is 7.00%.
As of December 31, 2019 and 2018, the Company contributions remaining for other benefits were primarily for fixed amounts. Therefore, future health care cost trend rates will not affect Company costs and accumulated post-retirement benefit obligation.

Plan Assets
The Company has established the pension plan as a retirement vehicle for participants and as a funding vehicle to secure promised benefits. The investment goal is to provide a total return that over time will earn a rate of return to satisfy the benefit obligations given investment risk levels, contribution amounts and expenses. The pension plan invests in compliance with the Employee Retirement Income Security Act 1974, as amended (“ERISA”), and any subsequent applicable regulations and laws.
The Company has adopted an investment policy for the management and oversight of the pension plan. It sets forth the objectives for the pension plan, the strategies to achieve these objectives, procedures for monitoring and control and the delegation of responsibilities for the oversight and management of pension plan assets.
The Company’s Board of Directors has delegated primary fiduciary responsibility for pension assets to an investment committee. In carrying out its responsibilities, the investment committee establishes investment policy, makes asset allocation decisions, determines asset class strategies and retains investment managers to implement asset allocation and asset class strategy decisions. It is responsible for the investment policy and may amend such policy from time to time.
Pension plan assets are invested in various asset classes in what we believe is a prudent manner for the exclusive purpose of providing benefits to participants. U.S. equities are held for their long-term expected return premium over fixed income investments and inflation. Non-U.S. equities are held for their expected return premium (along with U.S. equities), as well as diversification relative to U.S. equities and other asset classes. Fixed income investments are held for diversification relative to equities. Real assets are held for diversification relative to equities and fixed income. Alternative investments are held for both diversification and higher returns than those typically available in traditional asset classes.
Asset allocation policy is the principal method for achieving the pension plan’s investment objectives stated above. Asset allocation policy is reviewed regularly by the investment committee. The pension plan’s actual and targeted asset allocations, are as follows:
	December 31, 2019 Actual Allocation	Target Allocation
		Target	Target Range
Liquid return-seeking investments	61%	56.5%	45-65%
Alternative investments	9%	14.5%	0-20%
Fixed income investments	30%	29.0%	20-40%
	100%	100%	100%
The target allocation within the liquid return-seeking portfolio is 75% global equities, 15% marketable real assets and 10% fixed income. Allocations may vary by up to 5% from these targets.
The pension plan’s assets are actively managed using a multi-asset, multi-style, multi-manager investment approach. Portfolio risk is controlled through this diversification process and monitoring of money managers. Consideration of such factors as differing rates of return, volatility and correlation are utilized in the asset and manager selection process. Diversification reduces the impact of losses in single investments. Performance results and fund accounting are provided to the Company by Russell on a monthly basis. Periodic reviews of the portfolio are performed by the investment committee with Russell. These reviews typically consist of a market and economic review, a performance review, an allocation review and a strategy review. Performance is judged by investment type against market indexes. Allocation adjustments or fund changes may occur after these reviews. Performance is reported to the Company’s Board of Directors at quarterly board meetings.
Fair Value Measurements
The values of the fund trusts are calculated using systems and procedures widely used across the investment industry. Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, discounted cash flow methodology, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers.

The table below provides the fair values of the Company’s pension plan assets, by asset category, at December 31, 2019 and 2018. The Company’s pension plan assets are mainly held in commingled employee benefit fund trusts.
	Fair Value Measurements
Asset Category	Total	Percentage	Level 1	Level 2	Level 3	Assets Measured at NAV(1)
	(Dollars in thousands)
At December 31, 2019
Liquid return-seeking:
Multi-asset fund(2)	$23,127	61%				$23,127
Fixed income securities:
Commingled funds(3)	11,463	30%				11,463
Alternative investments:
Equity long/short fund(4)	1,349	4%			$1,349
Private equity fund(5)	48	0%			48
Distressed opportunity limited partnership(6)	463	1%			463
Multi-strategy limited partnership(7)	1,696	4%			1,696
	3,556	9%	—	—	3,556	—
	$38,146	100%	—	—	$3,556	$34,590
At December 31, 2018
Liquid return-seeking:
Multi-asset fund(2)	$20,251	59%				$20,251
Fixed income securities:
Commingled funds(3)	10,869	32%				10,869
Alternative investments:
Equity long/short fund(4)	1,002	3%			$1,002
Private equity fund(5)	76	0%			76
Distressed opportunity limited partnership(6)	463	1%			463
Multi-strategy limited partnership(7)	1,602	5%			1,602
	3,143	9%	—	—	3,143	—
	$34,263	100%	—	—	$3,143	$31,120

(1)
Assets measured using the net asset value (“NAV”) practical expedient have not been classified in the fair value hierarchy. The NAV practical expedient is based on the fair value of the underlying assets of the common/collective trust (“CCT”) minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CCT is calculated based on a compilation of primarily observable market information.

(2)
A single fund that invests in global equities, marketable real assets and fixed income securities. The fund has no limitation on redemptions.

(3)
Investments in bonds representing many sectors of the broad bond market with both short-term and intermediate-term maturities. The fund has no limitation on redemptions.

(4)
Investments primarily in long and short positions in equity securities of U.S. and non-U.S. companies. The fund generally has semi-annual tender offer redemption periods on June 30 and December 31 and is reported on a one month lag.

(5)
Fund invests in portfolios of secondary interest in established venture capital, buyout, mezzanine and special situation funds on a global basis. Fund is valued on a quarterly lag with adjustment for subsequent cash activity. The fund terminates on July 12, 2020, subject to extension for up to two one-year periods. Earlier redemptions are not permitted.

(6)
Investments mainly in discounted debt securities, bank loans, trade claims and other debt and equity securities of financially troubled companies. This partnership has semi-annual withdrawal rights on June 30 and December 31 with notice of 90 days and is reported on a one month lag.

(7)
Investments in a partnership that has a multi-strategy investment program and does not rely on a single investment model. This partnership has quarterly redemption rights with notice of 65 days and is reported on a one month lag.

Additional information pertaining to the changes in the fair value of the pension plan assets classified as Level 3 for the years ended December 31, 2019 and 2018 is presented below:
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Private Equity Fund	Equity Long/Short Fund	Distressed Opportunity Ltd. Partnership	Multi Strategy Fund	Total
	(In thousands)
Balance, January 1, 2018	$83	$1,067	$504	$1,572	$3,226
Unrealized gain	10	(65)	(41)	30	(66)
Sales	(17)	—	—	—	(17)
Balance, December 31, 2018	76	1,002	463	1,602	3,143
Unrealized gain (loss)	(23)	347	—	94	418
Sales	(5)	—	—	—	(5)
Balance, December 31, 2019	$48	$1,349	$463	$1,696	$3,556
Both the Equity Long/Short Fund and the Distressed Opportunity Limited Partnership are valued at each month-end based upon quoted market prices by the investment managers.
The Multi-Strategy Fund invests in various underlying securities. The fund’s net asset value is calculated by the fund manager and is not publicly available. The fund manager accumulates all the underlying security values and uses them in determining the fund’s net asset value.
The private equity fund and limited partnership valuations are primarily based on cost/price of recent investments, earnings/performance multiples, net assets, discounted cash flows, comparable transactions and industry benchmarks.
The annual audited financial statements of all funds are reviewed by the Company.
Benefit Payments
The following benefit payments, which reflect future services, as appropriate, are expected to be paid (in thousands):
	Pension Benefits	Other Benefits
2020	$2,103	$78
2021	2,267	68
2022	2,368	58
2023	2,527	50
2024	2,770	41
2025 to 2029	14,831	128
Employee Savings (401k) Plan
We have an employee savings (401k) plan, to which the Company provides contributions which match up to 6% of a participant’s base salary at a rate of 66 2∕3%. The Company also makes retirement contributions to the savings (401k) plan, which provide added retirement benefits to employees hired on or after July 1, 2006, as they are not eligible to participate in our defined benefit pension plan. Retirement contributions are provided regardless of an employee’s contribution to the savings (401k) plan. Matching contributions and retirement contributions are collectively known as Company contributions. Company contributions are made in cash and placed in each participant’s age appropriate “life cycle” fund. For each of the years ended December 31, 2019 and 2018, Company contributions were $0.1 million. Participants of the savings (401k) plan are able to redirect Company contributions to any available fund within the plan. Participants are also able to direct their contributions to any available fund.
12.   Financial Instruments, Derivative Instruments and Hedging
Financial Instruments
The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.
Foreign Currency
We are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, we attempt to denominate all contracts in U.S. dollars. Where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.
Derivatives and Hedging Transactions
There were no derivative instruments as of December 31, 2019 and 2018.
13.   Commitments and Contingencies
Financial Matters
In 2012, we sold our former subsidiary, SSL, to MDA Communications Holdings, Inc., a subsidiary of Maxar Technologies Inc. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (“MDA”) pursuant to the Purchase Agreement. Under the terms of the Purchase Agreement, we are obligated to indemnify MDA and its affiliates from liabilities with respect to certain pre-closing taxes. Our consolidated balance sheets include an indemnification refund receivable of $0.6 million and $2.4 million as of December 31, 2019 and 2018, respectively. Certain tax assessments against SSL for 2007 to 2010 have been settled, resulting in our having received during the second and third quarters of 2019 refunds of prior indemnification payments totaling $1.8 million. The remaining receivable as of December 31, 2019 represents payments to date over the estimated fair value of the remaining liability for our indemnification of SSL pre-closing taxes where the final amounts have not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
In connection with the sale in 2008 by Loral and certain of its subsidiaries and DASA Globalstar LLC to Globalstar Inc. of their respective interests in GdB, the Globalstar Brazilian service provider, Loral agreed to indemnify Globalstar Inc. and GdB for certain GdB pre-closing liabilities, primarily related to Brazilian taxes. Our consolidated balance sheets include liabilities of $0.1 million and $0.2 million as of December 31, 2019 and 2018, respectively, for indemnification liabilities relating to the sale of GdB.
See Note 14 — Related Party Transactions — Transactions with Affiliates — Telesat for commitments and contingencies relating to our agreement to indemnify Telesat for certain liabilities.
Lease Arrangements
We lease a facility and certain equipment under agreements expiring at various dates. We may renew, extend or modify a lease covering facilities as needed. We have no sublease income in any of the periods presented.

We changed our method of accounting for leases in the first quarter of 2019 due to the adoption of ASC 842. We adopted ASC 842 as of January 1, 2019 using the modified retrospective transition method and elected to apply the transition as of the beginning of the period of adoption. Accordingly, financial information as of and for the year ended December 31, 2019 is presented under ASC 842, whereas the financial information as of and for the year ended December 31, 2018 is presented under ASC 840, Leases.
Upon adoption of ASC 842, we recognized a right-of-use asset and lease liability of $0.3 million for an operating lease on our consolidated balance sheet as of January 1, 2019. In March 2019, the operating lease was modified by extending the lease termination date from June 30, 2019 to June 30, 2020 and increasing the rent for the extension period. In December 2019, the operating lease was further modified by extending the lease termination date to June 30, 2021. As a result, the right-of-use asset increased to $1.0 million as of December 31, 2019. The right-of-use asset is being amortized over the life of the lease. Lease costs expensed for the years ended December 31, 2019 and 2018 were as follows (in thousands):
Lease Expense
Year ended December 31, 2019	$677
Year ended December 31, 2018	680
Lease payments for the year ended December 31, 2019 were $0.7 million. The remaining lease term as of December 31, 2019 is 18 months, and we used a discount rate of 7.5% to compute the lease liability at inception and at each modification date.
The following is a reconciliation of the future operating lease payments to operating lease liability as of December 31, 2019 (in thousands):
2020	$701
2021	350
Total operating lease payments	1,051
Less: Interest	(54)
Operating lease liability	$997
Amounts recognized in Balance Sheet
Other current liabilities	$652
Other liabilities	345
$997
Legal Proceedings
We are not currently subject to any legal proceedings that, if decided adversely, could have a material adverse effect on our financial position or results of operations. In the future, however, we may become subject to legal proceedings and claims, either asserted or unasserted, that may arise in the ordinary course of business or otherwise.
14.   Related Party Transactions
MHR Fund Management LLC
Mark H. Rachesky, President of MHR Fund Management LLC (“MHR”), and Janet T. Yeung, a principal and the General Counsel of MHR, are members of Loral’s board of directors.
Various funds affiliated with MHR and Dr. Rachesky held, as of December 31, 2019 and December 31, 2018, approximately 39.9% of the outstanding voting common stock and 58.4% of the combined outstanding voting and non-voting common stock of Loral.
Transactions with Affiliates
Telesat
As described in Note 5, we own 62.7% of Telesat and account for our ownership interest under the equity method of accounting.

In connection with the acquisition of our ownership interest in Telesat (which we refer to as the Telesat transaction), Loral and certain of its subsidiaries, our Canadian co-owner, Public Sector Pension Investment Board (“PSP”) and one of its subsidiaries, Telesat and MHR entered into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat and its subsidiaries will be conducted and the relationships among the parties thereto and future shareholders of Telesat. The Shareholders Agreement also contains an agreement by Loral not to engage in a competing satellite communications business and agreements by the parties to the Shareholders Agreement not to solicit employees of Telesat or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring the approval of the shareholders of Telesat (including veto rights for Loral over certain extraordinary actions) and provides for preemptive rights for certain shareholders upon the issuance of certain capital shares of Telesat. The Shareholders Agreement also (i) restricts the ability of holders of certain shares of Telesat to transfer such shares unless certain conditions are met or approval of the transfer is granted by the directors of Telesat, (ii) provides for a right of first offer to certain Telesat shareholders if a holder of equity shares of Telesat wishes to sell any such shares to a third party and (iii) provides for, in certain circumstances, tag-along rights in favor of shareholders that are not affiliated with Loral if Loral sells equity shares and drag-along rights in favor of Loral in case Loral or its affiliate enters into an agreement to sell all of its Telesat equity securities.
In addition, the Shareholders Agreement provides for either PSP or Loral to initiate the process of conducting an initial public offering of the equity shares of Telesat (a “Telesat IPO”). In connection with our exploration of strategic initiatives to alter the status quo in our ownership of Telesat, in July 2015, we exercised our right under the Shareholders Agreement to require Telesat to conduct a Telesat IPO. Specifically, we requested that Telesat issue not more than 25 million newly issued shares of Telesat voting common stock. We also requested the termination of the Shareholders Agreement and the elimination of certain provisions in Telesat’s Articles of Incorporation, both of which we believe are important for a successful public offering. If those provisions are eliminated, an impediment to the conversion of our non -voting Telesat shares to voting shares would be eliminated. Termination or modification of the Shareholders Agreement and conversion of our non-voting shares to voting shares would enable us, after a Telesat IPO and subject to the receipt of any necessary regulatory approvals, to obtain majority voting control of Telesat. To date, we and PSP have not reached agreement on governance matters following a Telesat IPO. In the event a strategic transaction to combine Loral and Telesat into one public company that we are pursuing is not likely to be achievable in a timely manner or on satisfactory terms, we may further pursue our right to a Telesat IPO. There can be no assurance as to whether, when or on what terms a Telesat IPO, termination or modification of the Shareholders Agreement or any requested changes to Telesat’s Articles of Incorporation may occur or that any particular economic, tax, structural or other objectives or benefits with respect to a Telesat IPO will be achieved. If a Telesat IPO is expected to proceed under unfavorable terms or at an unfavorable price, we may withdraw our demand for a Telesat IPO.
Depending upon the outcome of discussions with PSP relating to Telesat strategic matters, we may assert certain claims against PSP for actions we believe violated our rights relating to the affairs of Telesat under the Telesat Shareholders Agreement and otherwise. In response to our claims, PSP has informed us that it believes that it may have claims against us, although we are not aware of the legal or factual basis for any such claims. We and PSP have agreed that, pending the outcome of our discussions, it would be beneficial to delay the commencement of any action relating to either party’s claims and have entered into an agreement (the “Tolling Agreement”) which preserves the parties’ rights to assert against one another legal claims relating to Telesat. We also included Telesat as a party to the Tolling Agreement because, as a technical matter of Canadian law and for purposes of potentially seeking equitable relief, Telesat may be a necessary party. There can be no assurance that if the Tolling Agreement lapses that we and PSP will not pursue legal claims against one another relating to Telesat. If we pursue claims against PSP, there can be no assurance that our claims will be successful or that the relief we seek will be granted. If PSP pursues claims against us, there can be no assurance that PSP will not prevail on its claims.
Under the Shareholders Agreement, in the event that, except in certain limited circumstances, either (i) ownership or control, directly or indirectly, by Dr. Rachesky of Loral’s voting stock falls below certain levels other than in connection with certain specified circumstances, including an acquisition by a Strategic Competitor (as defined in the Shareholders Agreement) or (ii) there is a change in the composition of a majority of the members of the Loral Board of Directors over a consecutive two-year period without the approval of the incumbent directors, Loral will lose its veto rights relating to certain extraordinary actions by Telesat and its subsidiaries. In addition, after either of these events, PSP will have certain rights to enable it to exit from its investment in Telesat, including a right to cause Telesat to conduct an initial public offering in which PSP’s shares would be the first shares offered or, if no such offering has occurred within one year due to a lack of cooperation from Loral or Telesat, to cause the sale of Telesat and to drag along the other shareholders in such sale, subject to Loral’s right to call PSP’s shares at fair market value.
The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP and four independent directors to be selected by a nominating committee comprised of one PSP nominee, one nominee of Loral and one of the independent directors then in office. Each party to the Shareholders Agreement is obligated to vote all of its Telesat shares for the election of the directors nominated by the nominating committee. Pursuant to action by the board of directors taken on October 31, 2007, Dr. Rachesky, who is non-executive Chairman of the Board of Directors of Loral, was appointed non-executive Chairman of the Board of Directors of Telesat. In addition, Michael B. Targoff, Loral’s Vice Chairman, serves on the board of directors of Telesat.
On October 31, 2007, Loral and Telesat entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provides to Telesat certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat as part of the Telesat transaction as well as with respect to certain aspects of the satellite communications business of Telesat. The Consulting Agreement has a term of seven-years with an automatic renewal for an additional seven-year term if Loral is not then in material default under the Shareholders Agreement. Upon expiration of the initial term on October 31, 2014, the Consulting Agreement was automatically renewed for the additional seven-year term. In exchange for Loral’s services under the Consulting Agreement, Telesat pays Loral an annual fee of $5.0 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. Our general and administrative expenses for each of the years ended December 31, 2019 and 2018, are net of income of $5.0 million related to the Consulting Agreement. Loral received payments in cash from Telesat, net of withholding taxes, of $4.8 million for each of the years ended December 31, 2019 and 2018.
In connection with the acquisition of our ownership interest in Telesat in 2007, Loral retained the benefit of tax recoveries related to the transferred assets and indemnified Telesat (“Telesat Indemnification”) for certain liabilities, including Loral Skynet’s tax liabilities arising prior to January 1, 2007. The Telesat Indemnification includes certain tax disputes currently under review in various jurisdictions including Brazil. The Brazilian tax authorities challenged Loral Skynet’s historical characterization of its revenue generated in Brazil for the years 2003 to 2006. Telesat received and challenged, on Loral Skynet’s behalf, tax assessments from Brazil totaling approximately $0.9 million. The Company believes that Loral Skynet’s filing position will ultimately be sustained requiring no payment under the Telesat Indemnification. There can be no assurance that there will be no future claims under the Telesat Indemnification related to tax disputes.
Loral’s employees and retirees participate in certain welfare plans sponsored or managed by Telesat. Loral pays Telesat an annual administrative fee of $0.1 million and reimburses Telesat for the plan costs attributable to Loral participants.
Loral, along with Telesat, PSP and 4440480 Canada Inc., an indirect wholly-owned subsidiary of Loral (the “Special Purchaser”), entered into stock option grant agreements (the “Stock Option Grant Agreements”) and a restricted stock unit grant agreement (the “RSU Grant Agreement,” and, together with the Stock Option Grant Agreements, the “Grant Agreements”) with respect to shares in Telesat with certain executives of Telesat (each, a “Participant” and collectively, the “Participants”). Each of the Participants is or was, at the time, an executive of Telesat.
The Stock Option Grant Agreements document grants to the Participants of Telesat stock options (including tandem SAR rights) and provide for certain rights, obligations and restrictions related to such stock options, which include, among other things: (w) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the Stock Option Grant Agreements; and (x) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s

Management Stock Incentive Plan in the event of a Participant’s termination of employment; and, in the case of certain executives, (y) the right of each such Participant to require the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him in the event of exercise after termination of employment to cover taxes that are greater than the minimum withholding amount; and (z) the right of each such Participant to require Telesat to cause the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him, or that are issuable to him under Telesat’s Management Stock Incentive Plan at the relevant time, in the event that more than 90% of Loral’s common stock is acquired by an unaffiliated third party that does not also purchase all of PSP’s and its affiliates’ interest in Telesat.
The RSU Grant Agreement documents a grant to the Participant of restricted stock units with respect to shares in Telesat and provides for certain rights, obligations and restrictions related to such restricted stock units, which include, among other things: (x) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the RSU Grant Agreement; and (y) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of the termination of the Participant’s employment.
The Grant Agreements further provide that, in the event the Special Purchaser is required to purchase shares, such shares, together with the obligation to pay for such shares, shall be transferred to a subsidiary of the Special Purchaser, which subsidiary shall be wound up into Telesat, with Telesat agreeing to the acquisition of such subsidiary by Telesat from the Special Purchaser for nominal consideration and with the purchase price for the shares being paid by Telesat within ten (10) business days after completion of the winding-up of such subsidiary into Telesat.
In 2017, Loral received a $242.7 million cash distribution from Telesat (see Note 5).
Other
As described in Note 5, we own 56% of XTAR, a joint venture between Loral and Hisdesat and account for our investment in XTAR under the equity method of accounting. SSL constructed XTAR’s satellite, which was successfully launched in February 2005. XTAR and Loral have entered into a management agreement whereby Loral provides general and specific services of a technical, financial and administrative nature to XTAR. For the services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee equal to 3.7% of XTAR’s quarterly gross revenues. Amounts due to Loral primarily due to the management agreement were $6.7 million as of December 31, 2019 and 2018. Beginning in 2008, Loral and XTAR agreed to defer amounts owed to Loral under this agreement, and XTAR has agreed that its excess cash balance (as defined), will be applied at least quarterly towards repayment of receivables owed to Loral, as well as to Hisdesat and Telesat. No cash was received under this agreement for the years ended December 31, 2019 and 2018, and we had an allowance of $6.6 million against these receivables as of December 31, 2019 and 2018. Loral and Hisdesat have agreed to waive future management fees for an indefinite period starting January 1, 2014.
Consulting Agreement
On December 14, 2012, Loral entered into a consulting agreement with Michael B. Targoff, Vice Chairman of the Company and former Chief Executive Officer and President. Pursuant to this agreement, Mr. Targoff is engaged as a part-time consultant to the Board to assist the Board with respect to the oversight of strategic matters relating to Telesat and XTAR. Under the agreement, Mr. Targoff receives consulting fees of $120,000 per month and reimburses the Company for certain expenses. For each of the years ended December 31, 2019 and 2018, Mr. Targoff earned $1,440,000 in consulting fees and reimbursed Loral net expenses of $45,000.

SCHEDULE II
LORAL SPACE & COMMUNICATIONS INC.
VALUATION AND QUALIFYING ACCOUNTS
For the Year Ended December 31, 2019 and 2018
(In thousands)
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Balance at End of Period
Year ended December 31, 2018
Allowance for affiliate receivables	$6,692	$—	$—	$6,692
Deferred tax valuation allowance	$124,036	$4,329	$—	$128,365
Year ended December 31, 2019
Allowance for affiliate receivables	$6,692	$—	$—	$6,692
Deferred tax valuation allowance	$128,365	$118	$—	$128,483